1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 23, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2014 ANNUAL REPORT

Contents

2	Corporate Profile
6	Corporate Information
10	Financial Summary
16	Directors, Supervisors, Senior Management and Staff
30	Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders
37	Chairmanis Statement
46	Managementis Discussion and Analysis of Financial Position and Results of Operations
58	Report of the Board
66	Report of the Supervisory Committee
72	Report on Corporate Governance and Internal Control
95	Significant Events
102	Connected Transactions
118	Independent Auditoris Report
120	Statements of Financial Position
123	Consolidated Statement of Comprehensive Income
125	Consolidated Statement of Changes in Equity
127	Consolidated Statement of Cash Flows
129	Notes to Financial Statements

Corporate Profile

Aluminum Corporation of China Limited ("Chalco" or the "Company") is a joint stock limited company established in the People's Republic of China (the "PRC"); its shares are listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Shanghai Stock Exchange, respectively.

The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in mining of bauxite; the production and sales of alumina and primary aluminum; operating of coal and electricity businesses as well as trading of other non-ferrous metal products.

The Group is the largest producer of alumina and primary aluminum in the PRC.

The competitiveness of the Group is mainly reflected in:

*	its leading strategic position in the alumina and primary aluminum markets in the PRC;

*	its ownership of adequate and stable supply of bauxite resources as well as refining technology;

*	its excellent management team and a group of highly skilled technical expertise of a complete range;

*	its sustainable scientific innovation capacity and complete scientific innovation system;

*	its active promotion on strategic transformation and clear development strategy.

The Group is principally comprised of the following branches, subsidiaries, associates and a joint venture:

Branches

*	Shandong branch (mainly engaged in producing alumina products);

*	Henan branch (mainly engaged in producing alumina products);

*	Guizhou branch (mainly engaged in producing primary aluminum products);

*	Shanxi branch (mainly engaged in producing alumina products);

*	Guangxi branch (mainly engaged in producing alumina/primary aluminum products);

*	Zhongzhou branch (mainly engaged in producing alumina products);

*	Qinghai branch (mainly engaged in producing primary aluminum products);

*	Lanzhou branch (mainly engaged in producing primary aluminum products);

*	Liancheng branch (mainly engaged in producing primary aluminum products);

*	Chongqing branch (mainly engaged in producing alumina products);

*	Zhengzhou Research Institute (mainly engaged in providing research and development services).

Subsidiaries:

*	Shanxi Huaze Aluminum & Power Co., Ltd. ("Shanxi Huaze") (mainly engaged in producing primary aluminum products);

*	Shanxi Huasheng Aluminum Co., Ltd. ("Shanxi Huasheng") (mainly engaged in producing primary aluminum products);

*	Fushun Aluminum Co., Ltd. ("Fushun Aluminum") (mainly engaged in producing primary aluminum products);

*	Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum") (mainly engaged in producing primary aluminum products);

*	Shandong Huayu Aluminum and Power Co., Ltd. ("Shandong Huayu") (mainly engaged in producing primary aluminum products);

*	Gansu Hualu Aluminum Co., Ltd. ("Gansu Hualu") (mainly engaged in producing primary aluminum products);

*	Baotou Aluminum Co., Ltd. ("Baotou Aluminum") (mainly engaged in producing primary aluminum products);

*	Chalco Mining Co., Ltd. ("Chalco Mining") (mainly engaged in mining bauxite);

*	Chalco Zhongzhou Mining Co., Ltd. ("Zhongzhou Mining") (mainly engaged in mining bauxite);

*	China Aluminum International Trading Co., Ltd. ("Chalco Trading") (mainly engaged in the trading of non-ferrous metal products);

*	Chalco Hong Kong Ltd. ("Chalco Hong Kong") (mainly engaged in developing overseas projects);

*	Shanxi Huaxing Alumina Co., Ltd. ("Shanxi Huaxing") (mainly engaged in producing alumina products);

*	Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina") (mainly engaged in producing alumina products);

*	China Aluminum Tai Yue Mining Company Limited ("Tai Yue Mining") (mainly engaged in mining bauxite);

*	Chalco Energy Co., Ltd. ("Chalco Energy") (mainly engaged in energy development);

*	Chalco Ningxia Energy Group Co., Ltd. ("Ningxia Energy") (mainly engaged in power generation and coal resources development).

Joint venture:

*	Guangxi Huayin Aluminum Company Limited ("Guangxi Huayin") (mainly engaged in producing alumina products) in which the Company holds 33% equity interest as of 31 December 2014.

Associates:

*

Jiaozuo Wanfang Aluminum Manufacturing Co.,Ltd. ("Jiaozuo Wanfang") () (mainly engaged in smelting of aluminum, manufacture and distribution of non-ferrous metal) in which the Company holds 17.246% equity interest as of 31 December 2014.

*	Hua Dian Ningxia Ling Wu Power Co., Ltd. ("Ling Wu Power") () (mainly engaged in thermal power generation) in which the Company holds 24.79% equity interest as of 31 December 2014.

Corporate Information

1.	Registered name
Abbreviation of Chinese name
	Name in English	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English name	CHALCO

2.	First registration date	10 September 2001
	Registered address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal code: 100082)
	Place of business	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Principal place of business	6th Floor, Nexxus Building,
	in Hong Kong	41 Connaught Road, Central, Hong Kong
	Internet website	http://www.chalco.com.cn
	Corporate e-mail	IR chalco.com.cn

3.	Legal representative	Ge Honglin
	Company (Board) secretary	Xu Bo
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Representative for the Company's	Yang Ruijun
securities related affairs
	Telephone	+86(10) 8229 8322
	Fax	+86(10) 8229 8158
	E-mail	IR chalco.com.cn
	Address	No. 62 North Xizhimen Street,
Haidian District, Beijing,
the PRC
(Postal Code: 100082)
	Department for corporate	Office to the Board
information and inquiry
	Telephone for corporate	+86(10) 8229 8560
information and inquiry

4.	Share registrar and transfer office
	H shares:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai, Hong Kong
	A shares:	China Securities Depository and
Clearing Corporation Limited, Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC
	American Depositary Receipt:	The Bank of New York Corporate Trust Office
101 Barclay Street,
New York 10286, USA

5.	Places of listing	The Stock Exchange of Hong Kong Limited
Shanghai Stock Exchange
New York Stock Exchange, Inc
	Stock name	CHALCO
	Stock codes	2600 (HK)
601600 (China)
ACH (US)

6.	Principal bankers	China Construction Bank
Industrial and Commercial Bank of China

7.	Registration number of license of	100000000035734
	enterprise legal person
	Tax registration number	110108710928831
	Institutional organization number	71092883-1

8.	Independent auditors	Ernst & Young
Certified Public Accountants
22/F, CITIC Tower, 1 Tim Mei Avenue,
Central, Hong Kong

Ernst & Young Hua Ming LLP
16/F, Ernst & Young Tower,
Oriental Plaza,
1 East Chang'an Avenue, Dongcheng District,
Beijing, the PRC
Postal code:100738

9.	Legal advisers	as to Hong Kong law and United States law:
Baker & McKenzie
14/F, Hutchison House,
10 Harcourt Road,
Central, Hong Kong

as to PRC law:
Jincheng Tongda & Neal Law Firm
10/F, China World Trade Tower 3,
No. 1 Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC

10.	Corporate information database	Office to the Board

Financial Summary

1.	Financial summary prepared in accordance with International Financial Reporting Standards

The revenue of the Group for the year ended 31 December 2014 amounted to RMB141,772 million, representing a year-on-year decrease of 16.32%. Loss attributable to the owners of the parent for the year amounted to RMB16,217 million, and loss per share attributable to the owners of the parent for the year amounted to RMB1.20.

The following is the summary of the consolidated statements of comprehensive income for the year 2014 and year 2010 to year 2013:

	For the year ended 31 December

	2014	2013	2012	2011	2010
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
			(Restated)	(Restated)	(Restated)

Continuing operations
Revenue	141,772,292	169,431,235	143,436,995	138,205,723	113,060,949
Cost of sales	(141,138,806)	(166,679,798)	(143,425,940)	(130,835,875)	(105,647,804)

Gross profit	633,486	2,751,437	11,055	7,369,848	7,413,145

Selling and distribution expenses	(1,753,234)	(1,859,220)	(1,833,983)	(1,487,990)	(1,448,100)
General and administrative expenses	(4,832,156)	(2,946,879)	(2,750,222)	(2,553,358)	(2,449,996)
Research and development expenses	(293,766)	(193,620)	(184,683)	(206,430)	(162,021)
Impairment loss on property,
plant and equipment	(5,679,521)	(501,159)	(19,903)	(279,756)	(701,781)
Government grants	823,986	805,882	734,852	159,774	316,752
Other gains/(losses), net	356,935	7,399,252	(16,989)	502,462	471,281
Finance costs, net	(5,670,338)	(5,233,070)	(4,060,624)	(2,916,791)	(2,190,355)
Share of profits and losses of joint ventures	89,510	148,749	37,040	122,262	233,784
Share of profits and losses of associates	350,575	511,869	256,081	400,706	239,458

(Loss)/profit before income tax
from continuing operations	(15,974,523)	883,241	(7,827,376)	1,110,727	1,722,167

Income tax (expense)/benefit
from continuing operations	(1,074,910)	(339,551)	371,092	(121,175)	(398,739)

(Loss)/profit for the year
from continuing operations	(17,049,433)	543,690	(7,456,284)	989,552	1,323,428

Discontinued operation
Profit/(loss) for the year
from discontinued operation	-	207,144	(1,187,299)	(299,048)	(354,290)

(Loss)/profit for the year	(17,049,433)	750,834	(8,643,583)	690,504	969,138

(Loss)/profit attributable to:
Owners of the parent	(16,216,880)	975,246	(8,233,754)	237,974	778,008
Non-controlling interests	(832,553)	(224,412)	(409,829)	452,530	191,130

Proposed final dividend in this year	-	-	-	-	154,179

The following is the summary of the consolidated total assets and total liabilities of the Group:

	As at 31 December

	2014	2013	2012	2011	2010
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Total assets	192,631,971	199,507,054	175,016,882	157,134,157	141,322,039
Total liabilities	153,003,129	145,804,935	121,245,732	98,979,471	84,135,184

Net assets	39,628,842	53,702,119	53,771,150	58,154,686	57,186,855

2.	Financial summary prepared in accordance with the PRC Accounting Standards for Business Enterprises

Item	For the year ended
31 December 2014
RMB'000

Operating loss	(16,817,554)
Loss for the year	(17,049,433)
Loss attributable to owners of the parent	(16,216,880)
Loss attributable to owners of the parent
after excluding gains or losses from non-recurring items	(17,342,133)
Net cash flows generated from the operating activities	13,773,049

Gains or losses from non-recurring items	For the year ended
31 December 2014
RMB'000

Losses from the disposal of non-current assets	(44,144)
Government grants	823,986
Gain on fair value changes and disposal from the financial assets and
liabilities at fair value through profit or loss	266,867
Investment income from financial products	71,023
Interest income from entrusted loans, other borrowings	61,151
Reversal of impairment of receivables that had been subject to
individual impairment test	36,551
Other non-operating income and expenses, net	63,189

Gains from non-recurring items before income tax	1,278,623
Income tax expense for gains from non-recurring items	(76,166)
Gains from non-recurring items, net of income tax	1,202,457

Attributable to:
Owners of the parent	1,125,253
Non-controlling interests	77,204

Principal accounting information and financial indicators for 2014 and 2013 of the Group:

			Increase/
			(decrease)
			for the year
	2014	2013	of 2014 over 2013
	RMB'000	RMB'000	(%)

Revenue	141,772,292	173,038,099	(18.07)
(Loss)/profit before income tax	(15,974,523)	1,061,762	N/A
Loss attributable to owners of the parent	(16,216,880)	947,891	N/A
Loss attributable to owners of the parent
after excluding gains from non-recurring items	(17,342,133)	(7,806,624)	Increased
			loss of
			122.15
Basic losses per share (RMB)	(1.20)	0.07	N/A
Diluted losses per share (RMB)	(1.20)	0.07	N/A
Basic losses per share after excluding
gains from non-recurring items (RMB)	(1.28)	(0.58)	N/A
Weighted average rate of (loss)/return on
net assets (%)	(44.65)	2.15	N/A
Weighted average rate of loss on
net assets after excluding gains from
non-recurring items (%)	(47.75)	(17.72)	N/A
Net cash flows generated
from operating activities	13,773,049	8,251,338	66.92
Net cash flows generated
from operating activities per share (RMB)	1.02	0.61	66.92
Total assets	192,631,971	199,507,054	(3.45)
Equity attributable to owners of the parent	28,275,687	44,357,725	(36.26)
Equity attributable to owners
of the parent per share (RMB)	2.09	3.28	(36.26)

3.	Comparison between the financial information prepared in accordance with International Financial Reporting Standards and the PRC Accounting Standards for Business Enterprises

	(Loss)/profit attributable to
	owners of the parent		Equity attributable to
	for the year ended		owners of the parent
	31 December		as of 31 December

	2014	2013	2014	2013
	RMB'000	RMB'000	RMB'000	RMB'000

Prepared in accordance with
the PRC Accounting Standards
for Business Enterprises	(16,216,880)	947,891	28,275,687	44,357,725

Prepared in accordance
with International Financial
Reporting Standards	(16,216,880)	975,246	28,275,687	44,357,725

Directors, Supervisors, Senior Management and Staff

1.	Profiles of Directors, Supervisors, Senior Management at present and during the reporting period

						Whether
					Total	receiving
					emolument	emolument or
					paid/payable	allowance from
				Date of	by the	owners of the
				appointment/re-	Company	parent or other
Name	Position	Gender	Age	appointment	for 2014	related entity
				(Year-Month-Day)	(RMB'000)

Directors
Ge Honglin	Executive Director and Chairman	M	58	2015.2.26	-	Yes
Xiong Weiping Note1	Executive Director and Chairman (resigned)	M	58	2013.6.27	669.0	No
Sun Zhaoxue Note2	Non-executive Director and	M	52	2014.6.27	-	Yes
	Vice Chairman (resigned)
Luo Jianchuan	Executive Director and President	M	51	2013.6.27	591.1	No
Liu Caiming	Non-executive Director	M	52	2015.2.26	-	Yes
Liu Xiangmin	Executive Director and Senior Vice President	M	52	2013.6.27	578.4	No
Jiang Yinggang	Executive Director and Vice President	M	51	2013.6.27	554.6	No
Wang Jun	Non-executive Director	M	49	2013.6.27	150.0	Yes
Wu Jianchang Note3	Independent Non-executive Director (resigned)	M	75	2013.6.27	94.3	No
Ma Si-hang,
Frederick	Independent Non-executive Director	M	63	2013.6.27	188.6	No
Wu Zhenfang	Independent Non-executive Director	M	63	2013.8.30	188.6	No
Chen Lijie	Independent Non-executive Director	F	60	2015.2.26	-	No

Supervisors
Zhao Zhao	Chairman of Supervisory Committee	M	52	2013.6.27	-	Yes
Yuan Li	Supervisor	M	56	2013.6.27	513.5	No
Zhang Zhankui	Supervisor	M	56	2013.6.27	-	Yes
Senior Management		M
Xie Weizhi	Vice President and Chief Financial Officer	M	50	2013.3.8	554.6	No
Qiao Guiling	Vice President	F	46	2011.10.25	554.6	No
Xu Bo	Vice President and Secretary to the Board	M	50	2013.5.9	554.6	No

Notes

1.	Due to job re-designation, Mr. Xiong Weiping resigned from the positions of executive Director and chairman of the Company, with effect from 18 December, 2014.

2.	Due to investigation by the competent authorities, Mr. Sun Zhaoxue resigned from the positions of non-executive Director and vice chairman of the Company, with effect from 16 September 2014.

3.	Due to age, Mr. Wu Jianchang resigned from the position of non-executive Director of the Company on 27 June 2014, with effect from 26 February 2015.

1.	Directors, Supervisors and Senior Management as at the latest practicable date prior to the issue of this annual report

Major Working Experience of directors ("Directors"), supervisors ("Supervisors") and Senior Management of the Company as at the latest practicable date prior to the issue of this annual report:

Executive Directors

Mr. Ge Honglin, 58, is the executive Director, Chairman and is also the chairman of Aluminum Corporation of China. He has been serving the Company as the position of chairman since 26 February 2015. Mr. Ge graduated from University of Science & Technology Beijing majoring in metal materials and heat treatment (being engaged in doctoral dissertation research in University of Windsor of Canada from 1987 to 1989) and obtained a doctoral degree in engineering. He is a professor level senior engineer and has more than 20 years of experience in metallurgic industry. Mr. Ge has conducted thorough research on fields such as metal materials, corporate governance and city affairs. He has acquired extensive theoretical knowledge and governmental and corporate working experience. He worked at Shanghai Steel Research Office () and served as vice director of research office, division chief of science research, assistant director and vice director. He acted as vice factory manager (temporary post) of Shanghai 5th Steel Factory (), director and vice president of Shanghai Metallurgical Holding (Group) Company, chairman of the board of Shanghai No. 5 Steel Group Company (), director, vice general manager of Shanghai Baosteel Group Corporation, director and officer of the technology centre of Shanghai Baogang Research Institute () and director of Group Planning Division, president of Shanghai No. 5 Steel Group Company and vice Mayor, acting Mayor and Mayor of Chengdu Municipal People's Government and chairman of Aluminum Corporation of China.

Mr. Luo Jianchuan, 51, is an executive Director and the president. He has been serving the Company since 2001. Mr. Luo graduated from Kunming University of Science and Technology in 1985, majoring in mining, holds a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in corporate management of non-ferrous metals and thus has extensive professional experience and strong management skills in those fields. Mr. Luo formerly served as an engineer of the Lead and Zinc Bureau of China Non-ferrous Metals Industry Corporation, the manager of Haikou Nanxin Industry & Commerce Corporation, assistant to the general manager of Jinpeng Mining Development Corporation, deputy general manager and general manager of Beijing Xinquan Tech-trading Corporation, assistant to the general manager of China Non-Ferrous Metals Industry Trading Group Corporation, deputy chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, general manager of China Aluminum International Trading Corporation Limited, and formerly served as the general manager of the Operations and Sales Division, vice president and senior vice president of the Company.

Mr. Liu Xiangmin, 52, is an executive Director and senior vice president, and has been serving the Company since 2001. Mr. Liu graduated from Central South University of Industry in 1982, majoring in non-ferrous metallurgy; he has a doctorate degree from Central South University and is a professor-grade senior engineer. He has long engaged in non-ferrous metal metallurgy and corporate management and has accumulated extensive and professional experience. Mr. Liu had previously served as the deputy head and head of the Alumina branch of Zhongzhou Aluminum Plant, deputy head of Zhongzhou Aluminum Plant, general manager of Zhongzhou Branch of the Company and vice president of the Company.

Mr. Jiang Yinggang, 51, is an executive Director and vice president, and has been serving the Company since 2001. On 27 June 2013, Mr. Jiang Yinggang was elected as an executive Director of the fifth session of the Board of the Company at the 2012 general meeting of the Company. Graduated in 1983 from Central South University of Industry majoring in the metallurgy of non-ferrous metals, Mr. Jiang holds a master degree in metallurgy engineering of non-ferrous metals and is a professor-grade senior engineer. He has long engaged in production operation and corporate management of production enterprises and has extensive professional experience. He formerly served as deputy head and then head of Corporate Management Department of Qinghai Aluminum Plant; head of Qinghai Aluminum Smelter; deputy general manager and general manager of Qinghai Aluminum Company Limited, and general manager of Qinghai branch of the Company. He has been Vice President of the Company since 2007.

Non-executive Directors

Mr. Liu Caiming, 52, is a non-executive Director. He has been serving the Company since 2011, resigned in 2014 and was re-appointed in 2015. He graduated from Fudan University majoring in political economics and obtained a doctoral degree in Economics. He is a senior accountant and engaged in the financial and accounting industry for more than 30 years. Mr. Liu has extensive experience in corporate management and financial management. He had subsequently served as deputy head and head of the Finance Department of China Non-ferrous Metals Foreign-Engineering Corporation (), deputy general manager of China Non-ferrous Metals Construction Group Limited (), deputy general manager of China Non-ferrous Construction Group Limited (), director and deputy general manager of China Non-ferrous Metal Industry's Foreign Engineering and Construction Co., Ltd. (), and deputy general manager of China Nonferrous Metal Mining and Construction (Group) Co., Ltd. (). Mr. Liu has also acted as titular deputy head of Department of Finance of Yunnan Province, director of SASAC of Yunnan Provincial People's Government and assistant to the governor of Yunnan Province and director of SASAC. From January 2007 to February 2011, Mr. Liu acted as deputy general manager of Aluminum Corporation of China, during which, he acted as chairman of Yunnan Copper Industry (Group) Co., Ltd. (), and president of China Copper Co., Ltd. (). He acted as senior vice president and chief financial officer of the Company since 23 February 2011 and executive Director of the Company since 31 May 2011. Mr. Liu resigned as executive Director, chief financial officer and senior vice president of the Company and was re-designated as non-executive Director on 8 March 2013. He resigned as non-executive Director of the Company on 18 March 2014 and was re-appointed as the non-executive Director on 26 February 2015.

Mr. Wang Jun, 49, has been served as a non-executive Director of the Company since 27 June 2013. Graduated from Huazhong Institute of Engineering with a degree of industrial and civil construction, Mr. Wang is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as the engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd and general manager of the equity management department of China Cinda Asset Management Co., Ltd. Mr. Wang currently serves as the business director of China Cinda Asset Management Co., Ltd..

Independent Non-executive Directors

Mr. Ma Si-hang, Frederick, 63, has been serving as an independent non-executive Director since 27 June 2013. Mr. Ma graduated from University of Hong Kong with a bachelor's degree in Arts. He served as head of Financial Services and the Treasury Bureau of Hong Kong Special Administrative Region in 2002, head of Commerce and Economics Development Bureau in 2007 and resigned in July 2008. He also previously served as the managing director of Great Britain subsidiary of RBC Dominion Securities Inc., managing director and head of Asia Area of Private Banking Department of Chase Bank, executive president of private banking business of JPMorgan Chase & Co. in Asia Pacific, vice chairman and managing director of Kumagai Gumi (Hong Kong) Co., Ltd., chief financial officer and executive director of PCCW Company Limited, and non-executive director of MTR Corporation Ltd. Mr. Ma was awarded the Gold Bauhinia Star (GBS) by the HKSAR government in 2009, and was appointed non-official Justice of the Peace in 2010 by the HKSAR government.

Mr. Wu Zhenfang, 63, has been serving as an independent non-executive Director since 30 August 2013. Mr. Wu graduated from Shanghai Jiao Tong University majoring in business administration with an EMBA degree, and is a professor-level senior engineer. Mr. Wu has extensive experience in enterprise operation and overseas investment. He served as deputy general manager of CNOOC Nanhai West Corporation, general manager of CNOOC Chemical Limited, assistant to general manager, deputy general manager of China National Offshore Oil Corporation ("CNOOC") and chairman of CNOOC Chemical Limited, CNOOC Gas and Power Limited as well as deputy general manager of CNOOC.

Ms. Chen Lijie, 60, has been serving as an independent non-executive Director since 26 February 2015. Ms. Chen graduated from Renmin University of China Law School and obtained a doctoral degree in Laws. Ms. Chen Lijie has more than 30 years of experience in laws. She successively acted as director and deputy director of Commercial Affairs of the Office of Legislative Affairs of the State Council, deputy director of Department of Policies and Laws of the National Economic and Trade Commission, patrol officer of Bureau of Policies, Laws and Regulations of SASAC and chief legal consultant of China Mobile Communications Corporation.

Supervisors

Mr. Zhao Zhao, 52, has been serving as the chairman of the Supervisory Committee of the Company since 27 June 2013. Mr. Zhao obtained a bachelor's degree majoring in roadway engineering from Department of Civil Engineering of Nanjing Institute of Engineering and a Ph.D degree in world economics from Beijing Normal University, School of Economics and Management. Mr. Zhao is a senior political engineer. He has extensive experience in, among others, mass work among youth, supervision and discipline inspection, auditing and etc. He successively served as assistant editor and staff in People's Communication Press, full-time deputy secretary of Y.L.C (Youth League Committee) directly under Ministry of Communications, head of publicity department of Y.L.C of Central Government institutions, head of office of Youth League Working Committee of Central Government institutions, standing deputy head of Guoqing Productivity Center, deputy secretary (assistant inspector) of Youth League Working Committee of Central Government institutions, deputy head of mass work department of Central Enterprises Working Committee, deputy secretary of Central Enterprises Youth League Working Committee, deputy head of Bureau of mass work under State-owned Assets Supervision and Administration Commission of the State Council, secretary of Central Enterprises Youth League Working Committee and president of Central Enterprises Youth Union.

Mr. Yuan Li, 56, is currently the general manager of the Corporate Culture Department of the Company and an employee-elected Supervisor of the Company. Mr. Yuan has been serving the Company since 2001 and has extensive administrative and managerial experience. He had formerly served as the manager of the General Management Office, deputy head of the office and head of Department of Research and Investigation of China Non-ferrous Metals Industry Corporation head of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry; and deputy head of the Department of Political and Labour Affairs and Head of the Political Party Department of Chinalco.

Mr. Zhang Zhankui, 56, is the head of the Finance Department of Chinalco and has been serving as a supervisor of the Company since 2006. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate financial accounting, fund management and auditing. Mr. Zhang had formerly served as the head of the Finance Division and then the head of the Audit Division of China General Design Institute for Non-ferrous Metals; deputy general manager of Beijing Enfei Tech-industry Group; the head of the Accounting Division of the Finance Department and deputy head of the Finance Department of China Copper Lead & Zinc Group Corporation; officer-in-charge of the Company's assets and finance in the Listing Office of the Company; head of the Capital Division of the Finance Department of Company and manager of the General Division of the Finance Department of the Company as well as deputy head of the Finance Department of Chinalco.

Other Senior Management Personnel

Mr. Xie Weizhi, 50, vice president and chief financial officer of the Company, has been working for the Company since March 2013. Mr. Xie is a senior accountant, graduated from the Guanghua School of Management, Peking University with a master's degree in business administration. Mr. Xie joined Aluminum Corporation of China in February 2011. He previously served as the deputy chief and chief of the accounting division of the finance department and the deputy manager of the finance department of China Offshore Oil Nanhai West Corporation (), deputy general manager and general manager of the finance department, and general manager of the treasury department of China National Offshore Oil Corporation, general manager of CNOOC Finance Corporation Limited, and the president of China National Association of Finance Companies (). Mr. Xie has engaged in financial management of large state-owned enterprises for many years and has substantial experience in finance and business management.

Ms. Qiao Guiling, 46, has been working as a vice President of the Company since 2011. Having graduated from Jiaozuo Mining Institute, Ms. Qiao is a senior engineer with a master's degree in engineering. Ms. Qiao worked for government departments before and had long engaged in production and operation and corporate management of manufacturing enterprises with extensive management experiences. She served as the general manager of Jiaozuo Wanfang Aluminum Company Limited from June 2005 to December 2005, the chairman of Jiaozuo Wanfang Group Co., Ltd. as well as the chairman and general manager of Jiaozuo Wanfang Aluminum Company Limited from December 2005 to March 2006, the chairman and general manager of Jiaozuo Wanfang Aluminum Company Limited from March 2006 to April 2008, the chairman of Jiaozuo Wanfang Aluminum Company Limited from April 2008 to December 2009, the general manager of Henan Branch of Aluminum Corporation of China Limited from December 2009 to March 2014 and vice president of Aluminum Corporation of China Limited since 25 October 2011.

Mr. Xu Bo, 50, vice president of the Company and the secretary to the Board, serving the Company since March 2011. Mr. Xu graduated from North China University of Water Resources and Electric Power, majoring in hydraulic structure engineering, and obtained a master's degree in engineering. He also obtained a Ph.D. degree in economics from Renmin University of China. He is a senior engineer. Mr. Xu has extensive experience in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power. He formerly served as deputy head of hydropower and operations department and office manager of Power and Machinery Bureau; general manger and assistant to the head of the bureau in Steel Structure Department of China Huadian Power Station Equipment Engineering Group Corporation (); deputy general manager of China Huadian Power Station Equipment Engineering Group Corporation, standing deputy general manager and general manager of China Huadian Engineering Co., Ltd.; deputy general manager of Huadian Coal Industry Group Company Limited; head of China Huadian Corporation Shaanxi Office; general manager of China Huadian Corporation Shaanxi Branch; executive director and general manager of Huadian Shaanxi Energy Company, the assistant to the president of the Company and executive-director and general manager of Chalco Energy Co., Ltd..

2.	Positions Held in Shareholders Entities of the Company by Directors, Supervisors and Senior Management at present and during the Year

Positions in the Shareholders of the Company

				Whether
				Receiving
			Date of	remuneration
Name	Name of Shareholder	Position(s)	appointment	or allowance

Ge Honglin	Chinalco	Chairman	2014.10.16	Yes

Xiong Weiping	Chinalco	Chairman (resigned)	2013.10.20	No

Sun Zhaoxue	Chinalco	General Manager	2013.10.14	Yes
		(resigned)

Liu Caiming	Chinalco	Deputy General Manager	2007.1.25	Yes

Wang Jun	China Cinda Asset	Business Director	2013.8.19	Yes
		Management Co., Ltd.

Zhao Zhao	Chinalco	Head of the CPC	2008.9.10	Yes
		Discipline Inspection
		Committee

Zhang Zhankui	Chinalco	Head of Finance Department	2009.12.1	Yes

Yuan Li	Chinalco	Head of the Political	2004.4.4	No
		Party Department

Positions in Other Entities

				Whether
			Date of	Receiving
				remuneration
Name	Name of other entities	Position(s)	appointment	or allowance

Wu Jianchang Note	Jiangxi Copper Company Limited	Independent Director	2008.6.6	Yes
Ma Si-hang,	FWD Group	Independent Director	2013.12.10	Yes
	Frederick
	MTR Corporation Limited	Independent Director	2013.7.4	Yes
	China Mobile Communications	External Director	2012.12.13	Yes
	Corporation
	Agricultural Bank of	Independent Director	2011.4.18	Yes
	China Limited
	COFCO Corporation	External Director	2011.3.4	Yes
	HPH Management	Independent Director	2011.3.7	Yes
	Husky Energy Corporation	Non-executive Director	2010.7.27	Yes

Wu Zhenfang	China Communications	Independent Director	2014.4.22	Yes
	Construction Company Limited
	China Guodian Corporation	External Director	2014.6.27	Yes

Wang Jun	China Nuclear Engineering	Director	2010.12.19	No
	Corporation Co., Ltd.

Liu Xiangmin	Guangxi Huayin Aluminium	Vice Chairman	2009.12.1	No
	Company Limited

Jiang Yinggang	Jiaozuo Wanfang Aluminum	Chairman	2009.12.1	No
	Company Limited

Note:	Due to re-election of the board, Mr. Wu Jianchang resigned as the independent director of Jiangxi Copper Company Limited since 11 June 2014.

3.	Decision Making Process and Basis of Determination of Remuneration of Directors, Supervisors and Senior Management and Remuneration

Based on the prevailing market standards and the remuneration strategy of the Company, a designated department of the Company would formulate proposals for the remuneration of the Company's Directors, Supervisors and senior management and submit the proposals to the Remuneration Committee of the Board of the Company. Remuneration of the senior management will be submitted to the Board for approval whereas those of the Directors and the Supervisors will be submitted to the Board for consideration and to the shareholders' general meeting for approval.

The Company determined its remunerations for Directors, Supervisors and senior management based on its development strategy, corporate culture and remuneration strategy, taking into account the remuneration standards of corresponding positions in comparable enterprises (in terms of scale, industry and nature etc.), as well as the opinion and advice of external professional consultancy organizations. The remuneration will be linked to the Company's operating results and individual performance.

In 2014, the total remuneration of the Directors, Supervisors and senior management of the Company amounted to RMB5.19 million (including the travelling expenses of the independent non-executive Directors).

4.	Changes in Directors, Supervisors and Senior Management as at the latest practicable date prior to the issue of this annual report

Name	Position	Status	Reason of change

Ge Honglin	Executive Director, Chairman	Elected

Mr. Ge Honglin was elected as an executive Director of the fifth session of the Board of the Company at 2015 first extraordinary general meeting of the Company. Mr. Ge Honglin was elected as the chairman of the Company by the fifth session of the Board in its sixteenth meeting of the Company.

Xiong Weiping	Former executive Director, Chairman	Resigned	Due to job re-designation, Mr. Xiong Weiping resigned from the positions of executive Director and chairman of the Company, with effect from 18 December 2014.
Sun Zhaoxue	Former non-executive Director, vice Chairman	Resigned	Due to investigation by the competent authorities, Mr. Sun Zhaoxue resigned from the positions of non-executive Director and vice chairman of the Company, with effect from 16 September 2014.
Liu Caiming	non-executive Director	Elected

Mr. Liu Caiming resigned as the non-executive Director of the Company on 18 March 2014. On 26 February 2015, Mr. Liu Caiming was elected as the non-executive Director of the Company at 2015 first extraordinary general meeting of the Company.

Wu Jianchang	Former independent non-executive Director	Resigned	Due to age, Mr. Wu Jianchang tendered his resignation as the independent non-executive Director of the Company on 27 June 2014, with effect from 26 February 2015.
Chen Lijie	Independent non-executive Director	Elected	Ms. Chen Lijie was elected as an independent non-executive Director of the fifth session of the Board of the Company at 2015 first extraordinary general meeting of the Company.

5.	Employees of the Company

As of 31 December 2014, the Group had 75,749 employees. The structure of employees is as follows:

Composition by function

Category	Headcounts

Production personnel	61,485
Sales personnel	561
Technology personnel	4,280
Finance personnel	1,689
Administration personnel	7,734

Total	75,749

By education background

Category	Headcounts

Post-graduates	666
University graduates	9,799
Technical institute graduates	15,993
Secondary/technical school graduates or below	49,291

Total	75,749

Particulars and Changes of Shareholding Structure, and Details of Substantial Shareholders

1.	Share Capital Structure

Aluminum Corporation of China ("Chinalco") is the single largest shareholder of the Group, which directly holds 38.56% equity interest of the Company and together with its subsidiaries holds an aggregate of 41.33% equity interest of the Company. As of 31 December 2014, Chinalco was the Company's ultimate holding company.

As of 31 December 2014, the share capital structure of the Company was as follows:

	As of 31 December 2014
		Percentage to
		total issued
	Number of shares	share capital
	(In million)	(%)

Holders of A shares	9,580.52	70.84
Holders of H shares	3,943.97	29.16

Total	13,524.49	100

According to the publicly available information and to the best knowledge of the Company's Directors, being the latest practicable date prior to the issue of this report, the share capital structure of the Company can maintain a sufficient public float and is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

2.	Changes in Shareholding and Shareholders

There was no change in the share capital structure of the Company during the year ended 31 December 2014.

Particulars of Shareholding

	Share	Percentage
	(Number)	(%)

Shares not subject to trading moratorium
1. Renminbi ordinary shares	9,580,521,924	70.84
2. Overseas listed foreign invested shares	3,943,965,968	29.16

Total shares not subject to trading moratorium	13,524,487,892	100

Approval of Changes in Shareholding

Not applicable

Transfer of Changes in Shareholding

Not applicable

3.	Share Issuance and Listing

(1)	Status of share issuance in the past three years

Not applicable

(2)	Changes in total number of issued shares and the shareholding structure of the Company

As of 31 December 2014, the total number of issued shares of the Company amounted to 13,524,487,892 shares, which was not increased or decreased nor was there any change in the shareholding structure during the year ended 31 December 2014.

4.	Substantial Shareholders with Shareholding of 5% or more

So far as the Directors are aware, as of 31 December 2014, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO"), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Percentage in
				the relevant	Percentage in
Name of substantial	Class of	Number of		class of issued	total issued
shareholder	shares	shares held	Capacity	share capital	share capital

Chinalco	A shares	5,589,357,299 (L) (Note 1)	Beneficial owner and interests of controlled corporation	58.34% (L)	41.33% (L)

Templeton Asset	H shares	1,143,576,800 (L)	Investment manager	29.00% (L)	8.46% (L)
Management Ltd.
BlackRock, Inc.	H shares	212,200,894(L)	Interests of controlled	5.38% (L)	1.57% (L)
		61,426,950(S)	corporation	1.56%(S)	0.45%(S)
(Note 2)

(L) The letter "L" denotes a long position, and the letter (S) denotes a short position.

Notes

1.

These interests included a direct interest of 5,214,407,195 A shares held by Chinalco, and an aggregate interest of 374,950,104 A shares held by various controlled subsidiaries of Chinalco, comprising 301,217,795 A shares held by Baotou Aluminum (Group) Co., Ltd., 62,472,482 A shares held by Lanzhou Aluminum Factory, 7,140,254 A shares held by Shanxi aluminum plant and 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute Co., Ltd..

2.

These interests were held directly by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the long position in H shares, 3,256,000 H shares were held as derivatives. Among the aggregate interests in the short position in H shares, 7,587,975 H shares were held as derivatives.

Save as disclosed above and so far as the Directors are aware, as of 31 December 2014, no other person (other than the Directors, Supervisors and Chief Executive of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

5.	Number of Shareholders

Unit: Number of Shareholders

Total number of shareholders as of 31 December 2014	491,573

6.	Particulars of Shareholdings Held by Top Ten Shareholders

	Number of	Nature of	Percentage of
	shares held	shareholders	shareholding
			(%)

Chinalco	5,214,407,195	A shares	38.56
HKSCC Nominees Limited	3,927,944,375	H shares	29.04
China Cinda Asset Management Corporation	412,411,763	A shares	3.05
Guokai Financial Limited Company	327,185,100	A shares	3.05
Baotou Aluminum (Group) Co., Ltd.	301,217,795	A shares	2.23
China Construction Bank Corporation Limited	89,688,839	A shares	0.66
Lanzhou Aluminum Factory	62,472,482	A shares	0.46
Customer credit guarantee securities
account for margin trading of
Guodu Securities Co., Ltd.	59,544,086	A shares	0.44
Customer credit guarantee securities
account for margin trading of Industrial
Securities Co., Ltd.	54,856,654	A shares	0.41
Customer credit guarantee securities
account for margin trading of China
Galaxy Securities Co., Ltd.	45,041,566	A shares	0.33

7.	Summary of the Controlling Shareholder

(1)	Particulars of the Legal Person Controlling Shareholder

Name of the controlling shareholder:	Chinalco

Legal representative:	Ge Honglin

Registered capital:	RMB19.701 billion

Date of incorporation:	23 February 2001

Principal operating or managing activities:

mineral resources exploration; bauxite mining; deployment of personnel necessary for overseas engineering projects commensurating with its capacity, scale and performance; operation and management of state-owned assets and equities; production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products and carbon products; exploration design, general project contracting, construction and installation; equipment manufacturing; technological development and technical service; import and export businesses.

(2)	Diagram of the Direct Equity Interests and Controlling Relationship between the Company and the Controlling Shareholder

()

State-owned Assets Supervision and Administration Commission of the State Council
100%
Chinalco
38.56%
Aluminum Corporation of China Limited

Note:

Chinalco is the largest shareholder of the Company and directly holds 38.56% equity interest in the Company and holds 5,589,357,299 shares in the Company together with its subsidiaries. Its ratio of voting rights in the Company is 41.33%.

Chairman's Statement

Dear Shareholders,

I hereby present the annual report of the Group for the financial year ended 31 December 2014 for shareholders' review. On behalf of the Board of the Company and all employees, I would like to express my sincere gratitude to all shareholders for your care for and support for the Company.

Product Market Reviews

Primary Aluminum Market

In 2014, the international and domestic price of primary aluminum showed an inclination of picking up following an initial dip. In terms of international market, the international price of aluminum was suppressed in the first quarter due to the influence by the extreme cold weather of USA and the downturn of global economy. After the second quarter, the international price of aluminum started to recover with the pickup of the main international economic body especially the economy of USA and shortage of supply resulting from the reduction in production volume of international aluminum plants. In 2014, the average price of three-month aluminum futures at LME amounted to USD1,893 per tonne, representing a year-on-year increase of 0.26%. In terms of domestic market, under the background of overcapacity situation, due to the supply of funds being shrunk in respect of electrolytic aluminum enterprises by the bank and traditional off-season of consumption in the first quarter, the price of aluminum declined sharply and capacity was shut down massively. In the second and third quarter, the primary aluminum supply became strain periodically due to the closed capacity, which led to the reviving of the aluminum price. However, with the occurrence of new capacity and resumption of production one after another, the aluminum price as forced down generally due to the over supply in the fourth quarter. In 2014, the average price of three-month aluminum futures at SHFE amounted to RMB13,697 per tonne, representing a year-on-year decrease of 6.13%.

According to the statistics, the global output and consumption of primary aluminum for year 2014 were approximately 53.90 million tonnes and approximately 54.85 million tonnes, respectively; while the domestic output and consumption of primary aluminum were approximately 28.10 million tonnes and approximately 28.05 million tonnes, respectively. As of the end of December in 2014, the capacity utilization rate of primary aluminum enterprises in the world (inclusive of the PRC) was 79.64%, while that of the PRC was 78.40%.

Alumina Market

In 2014, the domestic and international price of alumina rose after declining. In terms of international market, the price trend of international alumina mainly keeps consistent with that of domestic price of alumina due to China being the main buyer in the international market of alumina. In 2014, the average price of alumina in the international spot market amounted to USD330 per tonne, representing a year-on-year increase of 1.23%. In terms of domestic market, the demands for alumina reduced due to the massively electrolytic aluminum capacity shutting down in the first quarter, resulting in that the price reached a low point throughout the year. Due to the increase in the new and resumption of electrolytic aluminum capacity in the second and third quarter, alumina supply became strain periodically and the price increased accordingly. In 2014, the average spot price of alumina in domestic market amounted to RMB2,541 per tonne, representing a year-on-year increase of 1.76%.

According to the statistics, the global output and consumption of alumina for 2014 were approximately 112.27 million tonnes and approximately 111.28 million tonnes, respectively. The domestic output and consumption of alumina were approximately 51.25 million tonnes and approximately 56.23 million tonnes, respectively. Imported alumina in the PRC amounted to approximately 5.28 million tonnes in 2014. As of the end of December 2014, the alumina capacity utilization rate of alumina enterprises in the world (inclusive of the PRC) was approximately 80.51%, while that of the PRC was approximately 78.85%.

Business Review

In 2014, the macro economy of the PRC presented an overall stable situation, with the economic growth maintaining in reasonable range. However, due to the relatively heavy pressure of downtrend in economy, the severe overcapacity in the aluminum industry has not been effectively eased yet. Confronted with the grim and complicated industry circumstances, the Company intended to implement reform and renovation, closely aiming at the two major targets of "controlling loss, increasing profits to guarantee growth" () and "abandoning unnecessary business, adjusting industrial structure to turn loss and overcome difficulties" (). As such, the Company continued to reduce the cost and increase the efficiency and consolidate the reform to promote the transform and upgrade, with the purpose of accelerating the removal and adjustment in respect of assets and personnel.

1.

The production and operation management was reinforced, and the production costs decreased modestly. Based on the focus of establishment and promotion of the model of CBS (Chalco Business System), the Company continued to strengthen the operation transform. Through the establishment of exemplary plants (workshops), we further enhanced and consolidated basic management including production and operation management. The output of alumina amounted to 12.02 million tonnes, representing a year-on-year decrease of 0.99%, the output of alumina chemicals amounted to 1.82 million tonnes, representing a year-on-year increase of 5.81%, the output of primary aluminum products amounted to 3.38 million tonnes. The manufacturing costs of alumina decreased 5.18% on a year-on-year basis, and the cost of electrolytic aluminum decreased 4.03% on a year-on-year basis,

2.

The Company comprehensively strengthened benchmarking management, prepared and commenced the solutions to turning loss and overcoming difficulties. The Company comprehensively strengthened benchmarking management, by organizing on-site benchmarking seminars in respect of business units including alumina, electrolytic aluminum, carbon, captive power plant, mines and others. We learned from advanced enterprises from the aspects of project design, investment optimization, operation management and others, according to the overall demands of "the four (kinds of) 'first batch"(). In addition, the Company prepared scientific solutions to turning loss and overcoming difficulties to clarify the targets of turning loss and overcoming difficulties and main routes. Through formulation of certain work instructions and supportive documents in relation to activation, disposal and development of assets, staff optimal configuration and others, we guaranteed the implementation of overcoming resolutions.

3.

The Company adjusted and optimized the industrial layout, and accelerated the promotion of transform and upgrade. Centered on optimization of industrial chain, the Company enhanced the layout coordination in major areas to establish competitive industrial bases. In addition, the Company established three large-scale mines, i.e. Guizhou Branch, Zhongzhou Branch and Shanxi Huaxing Alumina, to improve the self-supply proportion and quality of bauxite, with the purpose of enhancing the core business of alumina. In the meantime, we proactively consolidated the boundary conditions, and adjusted and optimized the electrolytic aluminum business. As such, we achieved progress in the structure adjustment project. For example, the 2x330MW captive unit of Baotou Aluminum's captive power plant project was put into production since June 2014; the alumina production line with an output of 800,000 tonnes of Shanxi Huaxing Alumina reached the standard and the production target; 1,600,000 tonnes alumina project of Qingzhen in Guizhou was expected to obtain the condition for trial production in June 2015; 2x350MW captive unit of Huaze Aluminum received approval; Baotou Aluminum entered into a project cooperation agreement in respect of 500,000 tonnes aluminum alloy products and 4x350MW unit project; 2x660MW of Yinxing Power Plant of Chalco Xingxia Energy was approved to provide power supply to Zhejiang.

4.

The Company strengthened the marketing study and analysis and enhanced the application of marketing strategies. The Company researched and judged the market situation in an active manner, by tracking the market trend and strengthening the application of marketing strategies to increase the selling prices of products. Furthermore, we gave full play to the advantages of the information technology platform, in order to promote sunshine purchase. Through implementation of centralized purchasing, united negotiation and separate agreement, the Company enriched the purchasing decision-making model and set up the benchmark mechanism. The e-commerce purchasing platform of the Company won the Integrated Innovation Award of National E-commerce in 2014. Through strict planning and management in respect of supply and demand in market and promotion of logistics efficiency, the Company controlled the transportation cost and reduced fund occupation.

5.

The Company accelerated the application of scientific and technical achievements and gave full play to the core advantages of science and technology. Technical advancement is the significant route for the Company to turn loss and overcome difficulties and achieve transform and upgrade. The Company carried out 125 technical projects in different categories. Among which, the project of "Development and Application of Material Energy-saving Technology in respect of New Type of Cathode Structure Aluminum Electrolyzing Cell ()" won the Second-Prize of National Technical Advancement in 2014. The material and key techniques of 600 kA electrolyzing cell with ultra-large capacity passed the technique examination and the scientific and technical achievements authentications organized by the Ministry of Science and Technology and China Non-ferrous Metals Industry Association, showing that its overall techniques have reached the international advancement level. The efficient green aluminums electrolysis technique carried out the experimental study on packaged technology in respect of aluminum electrolyzing cell of different levels, which basically had the industrial experiment conditions. In alumina enterprises, the Company comprehensively promoted the application of efficient and advanced Bayer process, therefore, the average cycle efficiency of the Company increased by 2.73kg/m3 on a year-on-year basis. Moreover, the key technique of effective magnetic separation of iron mineral in tiny red mud obtained significant breakthrough.

6.

The Company intensified project management and strictly control the capital expenditure. Through benchmark management, we re-formulated the first level standard of construction investments in projects in relation to alumina, electrolytic aluminum, power plant, desulfurization and denitrification and others, refined the second level standard of construction investments in projects in relation to alumina, electrolytic aluminum and captive power plant, and formulated the overall standard of construction investment in mine projects. The Company strictly controlled the commencement of new projects with the investment expenditure within RMB8,700 million. In addition to enhancing the maintenance of financing channels, the Company enriched the financial categories to ensure the stable credit rating. Through successful issuance of perpetual bond of USD400 million with a term of three years, we effectively improved the capital structure of the Company. Adhering to the principle of "Determining Expenditure with Reference to Income, Balancing Income and Expenditure" (), the Company strengthened the collection of receivables and intensified the capital management, with the net cash flow of RMB13,800 million in operation during the year to fully cover the capital expenditure.

7.

The Company continued to conduct in-depth operating target responsibility management reform, with the constant release of enterprise vitality. On the basis of serious summary of the experiences, the Company continued to intensify the operating target responsibility management reform, further optimized the management structure, and encouraged the enthusiasm of the enterprises, with the achievements of market reform in eight enterprises, e.g. Shandong Branch. In order to further narrow the business accounting unit, the Company promoted the independent accounting of three major business units including mine, carbon and captive power plants. According to the principle of "Separation between management and operation" ( ), we achieved the professional management of coal enterprises and coal projects. Moreover, the Company proactively explored and practiced the reform of mixed ownership.

8.

The Company enhanced the safety and environmental facilities establishment, and strived to implement environmental protection. In the situation of limited funding, the Company carried forward twelve desulfurization and denitrification special projects in Shanxi Huaze, Lanzhou Branch, Guangxi Branch, Shanxi Branch, Henan Branch, Zhongzhou Branch and others with a total investment of RMB1.3 billion. Focusing on hidden problems resolving, the Company effectively promoted the management system operation in terms of safety, environment and quality to improve the corporate environmental guarantee capability.

Dividends

The Board did not propose any final dividend for the year ended 31 December 2014 and such proposal was subject to approval of shareholders at the forthcoming 2014 annual general meeting.

Results

For the year ended 31 December 2014, the Group recorded revenue of RMB141,772 million, representing a year-on-year decrease of 16.32% or RMB27,659 million from RMB169,431 million from continuing operations in 2013. Loss attributable to owners of the parent and loss per share attributable to owners of the parent was RMB16,217 million and RMB1.20 respectively.

Business Outlook and Prospects

The Company will particularly focus on the following tasks in the aspect of production and operation in 2015:

1.

Striving to implement a plan to turn loss and overcome difficulties. The Company will further vigorously liquidize our assets, and speed up to optimize the industrial structure. Guizhou Maochang mining project () will meet the condition of ore extraction in June, and Zhongzhou Duancun Leigou project () will meet the condition of ore extraction at the end of the year. The Company will increase efforts to development of alumina core business and complete construction of Guizhou Qingzhen Alumina project (). The Company will launch construction of the second phase alumina project in Xing County and the alumina project of Zhongzhou Branch, optimise energy structure, promote implementation of the boundary conditions under the first batch structural adjustment plan of 2x350MV self-prepared equipment of Huize Aluminum, actively develop joint venture, newly establish projects to realize the diversity of investment entities and accomplish the preparation of the "Thirteenth Five-year Plan"

2.

Continuing to enhance basic management. The Company will deepen operational transformation, enhance the level of comprehensive improvement for basic management, strengthen the management to target company, improve the level of management for areas of mining, increase the technology to deal with underground mining, increase the quality of the ratio of self-explored mines and supplied mines, optimize the production organization of alumina, improve the efficiency of circulation, perform energy saving, reduction of consumption and reliability enhancing for electrolytic aluminum in self-operated power plant, strive to increase the ratio of alloy building of the products with electrolytic aluminum, seize the job of carbon-related comprehensive governance and enhancement of quality and reduction of cost and work hard for approximately 5% and 3% of decrease in production cost of alumina and electrolyzed aluminium, respectively, as compared that in 2014.

3.

Continuously deepening operating target responsibility management reform. Further expanding the coverage of operation target, responsibility, management and reform: by focusing on the enterprises which have implemented operating target responsibility management reform, the Company will deepen the reform in respect to the second and third level of units, explore the shareholdings of management and employees, stimulate the activeness of the corporate management teams, reinforce the assessment of business unit including mines, carbon-related business, and establish an independent operating system of low cost and high efficiency.

4.

Attaching great importance to capital management. The Company will continue to build better communication and strategic cooperation with financial institutions, adequately apply various platforms for financing in the country and overseas, expand channels for financing, optimise the capital structure, continue to strictly control the investment and cash expenses, limit the annual capital expenses within RMB10 billion, endeavor to realize the balance between net operating cash flow and capital expenses without increase in the asset-liability ratio.

5.

Deeply dig into the operation potential of supply and sales. the Company has to develop the advantage of scale in the Company and the Group, be highly aware of studying and judging the change in the market, and adequately control the rhythm of procurement and sales, increase the strength for development in the market, enhance communications with clients and suppliers, further enhance the strength in direct procurement, centralized procurement and joint negotiation and signing of separate contracts, deepen the application of E-commerce procurement platform, reinforced sunshine purchase, strengthen reduction of cost in procurement, integrate the logistics resources, resulting in promoting the logistics system construction of the Company.

6.

Insisting on the "Going Out" strategy. The Company will speed up the project plan and study of Laos, finish off exploration of No. 1 and 2 mining areas and explore No.3 mining area, pragmatically strength the project of alumina in Indonesia, adequately exert the advantage of Chalco Hong Kong's overseas investment platform, and gradually develop an expansion of stable overseas supply base of bauxite, sufficiently exert the use of platform for Chalco Hong Kong for overseas financing, expand the trading situation, and endeavor to reduce the overall financial costs of the Company.

7.

Reinforcing safety and environmental protection work. The Company will further optimize the organizational system for safety and environmental management, continue to transform the technique for equipment to prevent air pollution, strengthen operation of maintenance work of environmental facilities, continue to implement the transformation construction of de-sulphurization, de-nitrification and dust clearing, strengthen safety and environmental education and training, enhance integration of usage and construction of green mines, and continue to develop "deepening the transformation of operation to reinforce the on-site management" as the basis of safety and environment management.

In 2015, the Board and operating management of the Company will seriously organize the implementation of working plan to turn loss into gain, meticulously complete all the key tasks, be steady and confident, carry out innovative management and reduction of cost, speed up reform and market expansion to comprehensively realize the operating target of turning loss into gain of the Company.

Ge Honglin
Chairman

Beijing, the PRC
25 March 2015

Management's Discussion and Analysis of Financial Position and Results of Operations

Development Strategy and Model

The Company is committed to sustain its leadership in the national market. Through the stable promotion of strategic transformation and in-depth structural adjustment, it will optimize the industrial structure and strategic layout and enhance the quality of the assets and profitability by large scales to establish itself as a globally competitive aluminum company.

The Company insists on the development of the forefront of the industrial chain and the high-end of the value chain and actively develops fine quality bauxite and coal resource, mainly develop the core business of aluminum as well as adjust and optimize the electrolytic aluminum business. Leveraging on the market-oriented reform and operational transformation, the Company will rely on the application of technological achievements and uplift the comprehensive competitiveness of the Company.

The following discussion should be read together with the financial information of the Group and its notes included in this results report and other chapters.

Business Segments

The Group principally engages in alumina refining, primary aluminum smelting, coal extraction, energy products and trading of the related products. On 27 June 2013, the Company disposed of its aluminum fabrication business, therefore the aluminum fabrication segment was not included in the Group's results since 27 June 2013. Business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of alumina chemicals and metal gallium.

Primary aluminum segment consists of procuring alumina, other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum, and selling them to external customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products, and other electrolytic aluminum products.

Trading segment is mainly engaged in the trading of alumina, primary aluminum, other non-ferrous metal products, and crude fuels such as coal products, as well as supplemental materials to the internal manufacture plants and external customers.

Energy segment is mainly engaged in the research, development, production and operation of energy products. The major business consists of coal, electricity generation from coal, wind power, photovoltaic power and new energy equipment production, etc. Among its major products, coals are sold to the internal manufacturers of the Group and external customers while electricity is supplied to our own operations or sold to local grid companies.

Corporate and other operating segment includes corporate and other aluminum-related research, development, and other activities of the Group.

Results of Operations

The Group's loss attributable to owners of the parent for the year 2014 was RMB16,217 million, representing a decrease of RMB17,192 million in profit from RMB975 million of profit for the year 2013. This was mainly attributable to approximately 2% to 7% of decrease in selling price of the Group's principal products since the beginning of this year, provision of substantial impairment of certain long-term assets, provision of termination and early retirement benefits expenses in respect of the early retired employees and those with termination of labor relationship through negotiation.

Revenue

The Group's revenue for the year 2014 was RMB141,772 million, representing a decrease of RMB27,659 million or 16.32% from RMB169,431 million from continuing operations of 2013. This was mainly attributable to the decrease in selling price and sales volume of the products.

Cost of Sales

The Group's cost of sales for the year 2014 was 141,139 million, representing a decrease of RMB25,541 million or 15.32% from RMB166,680 million from continuing operations of 2013. This was mainly attributable to the decrease in production cost and sales volume of the principal products of the Group.

Selling and Distribution Expenses

The Group's selling and distribution expenses for 2014 was RMB1,753 million, representing an decrease of RMB106 million or 5.70% from RMB1,859 million from continuing operations of 2013. This was mainly attributable to the decrease in the shipping and handling costs.

General and Administrative Expenses

The Group's general and administrative expenses for 2014 were RMB4,832 million, representing an increase of RMB1,885 million or 63.96% from RMB2,947 million from continuing operations of 2013. This was mainly attributable to the provision for termination and early retirement benefits expenses in respect of the early retired employees and those with termination of labor relationship through negotiation by the Group for the year.

Other Gains, Net

The Group's other net gains for the year 2014 were RMB357 million, representing a decrease of RMB7,042 million or 95.18% from RMB7,399 million from continuing operations of 2013. This was mainly due to investment gains from the acquisition of Ningxia Energy, losing control of Jiaozuo Wanfang and disposal of equity interest in a subsidiary by the Group in 2013.

Finance Costs, Net

The Group's net finance costs for the year 2014 were RMB5,670 million, representing an increase of RMB437 million or 8.35% from RMB5,233 million from continuing operations of 2013. This was mainly attributable to an increase in interest rate of interest-bearing debts.

Impairment Loss on Property, Plant and Equipment

The Group's impairment loss on property, plant and equipment for the year 2014 was RMB5,680 million, representing an increase of RMB5,179 million or 1,033.73% from RMB501 million from continuing operations of 2013. This was mainly attributable to the fact that provision of substantial impairment for certain property, plant and equipment of the Group in the year.

Share of Profits and Losses of Joint Ventures and Associates

The Group's share of profits and losses of joint ventures and associates for the year 2014 was RMB440 million, representing a decrease of RMB221 million or 33.43% from RMB661 million from continuing operations of 2013.

Income Tax

The Group's income tax expense for the year 2014 was RMB1,075 million, representing an increase of RMB735 million or 216.18% from RMB340 million from continuing operations of 2013. This was mainly attributable to the fact that deferred tax assets recognised in previous years from accumulated losses and deductible temporary differences were written down in this year.

Discussion of Segment Operations

Alumina Segment

Revenue

The Group's revenue from alumina segment for 2014 was RMB30,706 million, representing a decrease of RMB3,274 million or 9.64% from RMB33,980 million from continuing operations of 2013.

The revenue from internal sales of alumina segment for 2014 was RMB24,852 million, representing a decrease of RMB2,424 million or 8.89% from RMB27,276 million from continuing operations of 2013.

The revenue from external sales of alumina segment for 2014 was RMB5,854 million, representing a decrease of RMB850 million or 12.68% from RMB6,704 million from continuing operations of 2013. This was mainly attributable to the decrease in the sales volume and selling price of alumina.

Segment Results

The Group's loss before income tax of alumina segment for 2014 was RMB5,968 million, representing an increase of RMB4,167 million or 231.37% from the loss of RMB1,801 million from continuing operations of 2013. This was mainly attributable to the provision of substantial impairment for certain long-term assets of the segment, provision of termination and early retirement benefits expenses in respect of the early retired employees and those with termination of labor relationship through negotiation.

Primary Aluminum Segment

Revenue

The Group's revenue from primary aluminum segment for 2014 was RMB40,423 million, representing a decrease of RMB9,530 million or 19.08% from RMB49,953 million from continuing operations of 2013. This was mainly attributable to the decrease in the selling price and sales volume of the products of the Group.

The revenue from internal sales of primary aluminum segment for 2014 was RMB10,260 million, representing a decrease of RMB7,808 million or 43.21% from RMB18,068 million from continuing operations of 2013. Besides the decrease in the selling price and sales volume, this was also attributable to the change in respect of the sales to Chinalco's aluminum fabrication companies from internal revenue of 2013 to external revenue during 2014 due to the disposal of aluminum fabrication segments by the Group on 27 June 2013.

The revenue from external sales of primary aluminum segment for 2014 was RMB30,163 million, representing a decrease of RMB1,722 million or 5.40% from RMB31,885 million from continuing operations of 2013.

Segments Results

The Group's loss before income tax of primary aluminum segment for 2014 was RMB6,375 million, representing an increase of RMB3,583 million or 128.33% from the loss of RMB2,792 million from continuing operations of 2013. This was mainly attributable to the provision of substantial impairment for certain long-term assets of the segment, provision of termination and early retirement benefits costs in respect of the early retired employees and those with termination of labor relationship through negotiation, and the reduction in the selling price of the Group's products of about 7%.

Trading Segment

Revenue

The Group's revenue from trading segment for 2014 was RMB110,108 million, representing a decrease of RMB27,175 million or 19.79% from RMB137,283 million from continuing operations of 2013.

The revenue from internal sales of trading segment was RMB9,762 million for 2014, representing a decrease of RMB2,230 million or 18.60% from RMB11,992 million from continuing operations of 2013.

The revenue from external sales of trading segment was RMB100,346 million for 2014, representing a decrease of RMB24,946 million or 19.91% from RMB125,292 million from continuing operations of 2013, among which the revenue from external sales of self-produced products was RMB27,973 million, whereas the revenue from external sales of products from external suppliers was RMB72,373 million.

Segment Results

The Group's profit before income tax of trading segment for 2014 was RMB659 million, representing an increase of RMB112 million or 20.48% from the profit of RMB547 million from continuing operations of 2013.

Energy Segment

Revenue

The Group's revenue from energy segment for 2014 was RMB5,242 million, representing an increase of RMB83 million or 1.61% from RMB5,159 million from continuing operations of 2013.

Segment Results

The Group's loss before income tax in energy segment for 2014 was RMB1,736 million, representing a decrease in profit of RMB2,685 million or 282.93% from the profit of RMB949 million from continuing operations of 2013. This was mainly attributable to the provision of substantial impairment for assets of silicon industry subsidiaries in this year.

Corporate and Other Operating Segment

Revenue

The Group's revenue from corporate and other operating segment for 2014 was RMB348 million, representing a decrease of RMB441 million or 55.89% from RMB789 million from continuing operations of 2013.

Segment Results

The Group's loss before income tax from corporate and other operating segment for 2014 was RMB2,277 million, representing a decrease in profit of RMB6,445 million or 154.63% from the profit of RMB4,168 million from continuing operations of 2013, mainly attributable to relatively significant investment gains from disposal and deemed disposal of subsidiaries in 2013. There were no such gains in this year.

Structure of Assets and Liabilities

Current Assets and Liabilities

As of 31 December 2014, the Group's current assets amounted to RMB63,474 million, representing an increase of RMB409 million from RMB63,065 million as of the beginning of the year.

As of 31 December 2014, the Group's cash and cash equivalents amounted to RMB16,269 million, representing an increase of RMB4,887 million from RMB11,382 million as of the beginning of the year.

As of 31 December 2014, the Group's net balance of inventories amounted to RMB22,441 million, representing a decrease of RMB1,095 million from RMB23,536 million as of the beginning of the year, primarily due to an acceleration in the turnover of inventories and provision for inventory impairment.

As of 31 December 2014, the Group's current liabilities amounted to RMB104,236 million, representing an increase of RMB7,498 million from RMB96,738 million as of the beginning of the year, primarily due to the increase of issuance of short-term bonds and the increase of amounts payables.

As of 31 December 2014, the current ratio of the Group was 0.61, representing a decrease of 0.04 from 0.65 as of the end of 2013, and the quick ratio was 0.36, representing a decrease of 0.05 from 0.41 as at the end of 2013.

Non-current Liabilities

As of 31 December 2014, the Group's non-current liabilities amounted to RMB48,768 million, representing a decrease of RMB299 million from RMB49,067 million as of the beginning of the year.

As of 31 December 2014, the debt to asset ratio of the Group was 79.43%, representing an increase of 6.35 percentage points from 73.08% as at the end of 2013.

Measurement of Fair Value

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. At present, except that short-term financial products and financial assets and liabilities at fair value through profit or loss are accounted at fair value, others are stated at historical cost.

As of 31 December 2014, the amounts of the Group's commodity futures contracts which were accounted for as financial assets at fair value through profit or loss increased by RMB121 million as compared with the balances as at the end of 2013, of which the change was recognised as gains from fair value changes. The amounts of the Group's commodity futures contracts which were accounted for as financial liabilities at fair value through profit or loss increased by RMB4 million as compared with the balances as at the end of 2013, of which the change was recognised as loss from fair value changes. The capital of new options for the year amounted to RMB17 million and the change in fair value of new options amounted to RMB6 million.

Provision for Inventory Impairment

On 31 December 2014, the Group assessed the net realisable value of its inventories. For the inventory relevant to aluminum products, the assessment was made on the net realisable value of its inventories on the basis of the estimated selling price of the finished goods available for sale with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and aluminum smelting enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Company to hold the inventory and the influence of events subsequent to the balance sheet date. For the inventory held by the energy segment, the Group unanimously calculated with the market price for the most immediate period.

The provision of impairment for inventories held as of 31 December 2014 amounted to RMB2,044 million, representing an increase of RMB666 million as compared with the provision amounted to RMB1,378 million as at the end of 2013, which was mainly due to the provision of RMB1,746 million resulting from the decrease in selling price of products and the reversal and written-off of RMB1,080 million in 2014.

The Company has always adopted the same approach to determine the net realisable value of the inventories and the provision of inventory impairment on a consistent basis for the relevant accounting policy.

Capital Expenditures, Capital Commitments and Investment Undertakings

For the year ended 31 December 2014, the Group's project investment expenditures (excluding equity interest investments) in aggregate amounted to RMB7,748 million, which mainly consisted of investments in energy saving and consumption reduction, environmental governance, resources acquisition and technological research and development.

As of 31 December 2014, the Group's capital commitment to property, plant and equipment amounted to RMB46,982 million, of which those contracted but not provided amounted to RMB12,624 million and those authorised but not contracted amounted to RMB34,358 million.

As of December 31, 2014, the Group's investment commitment to joint ventures and associates amounted to RMB1,177 million, comprised of the capital contributions of RMB753 million to Guangxi Huazheng Aluminum Co., Ltd. (), RMB320 million to Huaneng Ningxia Energy Co., Ltd. (), RMB75 million to Guizhou Chalco Hengtaihe Mining Co., Ltd. () ("Hengtaihe Mining" and RMB29 million to Shanxi Chalco Taiyue New Materials Co., Ltd. (), respectively.

Cash and Cash Equivalents

As of 31 December 2014, the Group's cash and cash equivalents amounted to RMB16,269 million, including foreign currency cash and deposits of RMB3,055.29 million, RMB4.89 million, RMB6.39 million, RMB2.75 million and RMB0.06 million denominated in US dollars, Hong Kong dollars, Euro, Australian dollars and Indonesian Rupiah, respectively.

Cash Flows from Operating Activities

For 2014, the Group's cash flows generated from operating activities were net cash inflows amounting to RMB13,773 million, representing an increase of RMB5,522 million from RMB8,251 million of net cash inflows for 2013, mainly attributable to the Group's reinforcement of management on current assets and current liabilities by means of acceleration in the turnover of inventories.

Cash Flows from Investing Activities

For 2014, the Group's cash flows used in investing activities were net cash outflows amounting to RMB4,921 million, representing a decrease of RMB2,765 million from RMB7,686 million of net cash outflows for 2013. This was mainly attributable to the decrease of investment in property, plant and equipment of the Group and receipt of the consideration in this year generated from the assets disposed in previous year.

Cash Flows from Financing Activities

For 2014, the Group's cash flows used in financing activities were net cash outflows amounting to RMB3,971 million, representing a decrease of cash inflows of RMB5,729 million from RMB1,758 million of net cash inflows for 2013, mainly attributable to the continuous improvement of cash flows from operating activities and decrease in the financing scale and repayment of interest-bearing loans and borrowings accordingly.

Report of the Board

The Board hereby submits the Report of the Board together with the audited financial statements for the year ended 31 December 2014.

Principal Activities

The Group is the largest producer of alumina and primary aluminum in the PRC. The Group is principally engaged in mining of bauxite, production and sales of alumina and electrolytic aluminum. The Group is also engaged in operating of coal and electricity businesses as well as trading of non-ferrous metal products from external suppliers. The scope of business of the Group includes the development of bauxite-related resources, the production, fabrication and distribution of bauxite, carbon and other smelted products.

Financial Summary

The results of the Group for the year ended 31 December 2014 are set out in the consolidated statement of comprehensive income on pages 123 to 124. A five-year financial summary of the Group is set out on pages 10 to 12.

Dividend

The Board recommended no distribution or payment of final dividend for the year ended 31 December 2014.

Total dividends paid during the preceding two years are as follows:

	2014	2013

Total dividends paid: (RMB million)	Nil	Nil
Percentage to profits attributable to holders
of the interests of the Company: (%)	Nil	Nil

Share Capital

Details of the share capital of the Company are set out in note 18 to the financial statements.

Debentures

Details of debentures of the Company are set out in note 20 to the financial statements.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on pages 125 to 126 and note 19 to the financial statements, respectively.

Property, Plant and Equipment

Details of the movements in property, plant and equipment of the Group and of the Company are set out in note 7 to the financial statements.

Distributable Reserves

Pursuant to Article 184 of the Articles of Association of the Company (the "AOA"), where there are differences between the PRC accounting standards and the International Financial Report Standards, the distributable reserves for the relevant period shall be the lesser of the amounts shown in the two different financial statements. As such, as of 31 December 2014, there was no distributable reserves of the Company..

Use of Proceeds

During the year, the Company did not raise any proceeds or use any proceeds brought forward from previous periods.

Use of Non-proceeds

During the year, the uses of non-proceeds are set out as follows:

(1)

The mining project of Zhongzhou for the bauxite at Duancun-Leigou (): Investment in project construction amounted to RMB1,358 million, and by the end of 2014, RMB590 million of capital expenditure had been incurred. The project is expected to commence production in December 2015 with 1.60 million tonnes of additional production capacity of bauxite.

(2)

The underground mining project of 0-24 line in Mao Chang mine of Guizhou (): Investment in project construction amounted to RMB787 million, and by the end of 2014, RMB386 million of capital expenditure had been incurred. The project is expected to commence production in 2015 with 1.20 million tonnes of additional production capacity of bauxite.

(3)

The Guizhou Qingzhen Alumina Project (): Investment in project construction amounted to RMB3,800 million, and by the end of 2014, RMB829 million of capital expenditure had been incurred. The project is expected to commence production in 2015 with 1.60 million tonnes of additional production capacity of alumina.

Pre-emptive Rights

Pursuant to the AOA and the PRC laws, there are no pre-emptive rights that require the Company to offer new shares to its existing shareholders on a pro-rata basis.

Donations

The Group had donated approximately RMB10.76 million during the year (2013: approximately RMB14.60 million).

Litigation and Contingent Liabilities

(a)	Litigation

There was no significant litigation pending during the year which was required to be disclosed.

(b)	Contingent Lianilities

There was no significant contingent liabilities during the year which were required to be disclosed.

Directors and Supervisors

The Board and Supervisory Committee of the Company comprise:

Executive Directors

Ge Honglin	appointed on 26 February 2015
Xiong Weiping	resigned on 18 December 2014
Luo Jianchuan	re-appointed on 27 June 2013
Liu Xiangmin	re-appointed on 27 June 2013
Jiang Yinggang	appointed on 27 June 2013

Non-executive Directors

Liu Caiming	re-designated from executive Director to a non-executive Director on 8 March 2013; resigned on 18 March 2014; appointed on 26 February 2015
Wang Jun	appointed on 27 June 2013
Sun Zhaoxue	appointed on 27 June 2014; resigned on 16 September 2014

Independent non-executive Directors

Wu Jianchang	tendered his resignation on 27 June 2014, with effect from 26 February 2015
Ma Si-hang, Frederick	appointed on 27 June 2013
Wu Zhenfang	appointed on 30 August 2013
Chen Lijie	appointed on 26 February 2015

Supervisors

Zhao Zhao	appointed on 27 June 2013
Yuan Li	re-appointed on 27 June 2013
Zhang Zhankui	re-appointed on 27 June 2013

Profiles of the current Directors and Supervisors are set out on pages 18 to 24.

Directors' and Supervisors' Service Contracts and Remuneration

Pursuant to Articles 104 and 145 of the AOA, the term of office for a Director or a Supervisor is three years, subject to re-election. Each Director and Supervisor has therefore entered into a service contract with the Company for a term of three years, but such service contracts are not terminable by the Company within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remunerations and remunerations of the five highest paid individuals are set out in note 31 to the financial statements. For the year ended 31 December 2014, there were no arrangements under which any Director or Supervisor of the Company had waived or agreed to waive any remuneration.

Interests of Directors, Chief Executive and Supervisors in Shares of the Company and Its Associated Corporations

During the year ended 31 December 2014, none of the Directors, Chief Executive, Supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO), which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code").

During the year ended 31 December 2014, none of the Directors, Chief Executive, Supervisors, senior management or their respective spouses or children under eighteen was given any right to acquire shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

Interests of Directors and Supervisors in Contracts

For the year ended 31 December 2014, none of the Directors or Supervisors had any material direct or indirect interest in any contract of significance to which the Company or any of its subsidiaries was a party.

Employees and Pension Schemes

As of 31 December 2014, the Group had 75,749 employees. The remuneration of the employees includes the salaries, bonuses, subsidies, allowances and medical care, housing subsidies, child care, unemployment, occupational injury, retirement pension and other benefits.

In accordance with applicable PRC regulations, the Company has currently enrolled in pension schemes organized by various provincial and municipal governments, under which each of the Company's plants is required to contribute a percentage of its employees' salaries, bonuses and various allowances to the retirement pension fund. The percentage of the contribution in the employees' salaries is around 20%.

Repurchase, Sale and Redemption of the Company's Shares

The Company did not redeem any of its shares during 2014. Neither the Company nor any of its subsidiaries purchased or sold any of its listed securities during 2014.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or subsisted during the year.

Major Customers and Suppliers

For the year ended 31 December 2014, not more than 30% of the Group's total sales were attributable to the five largest customers of the Group.

For the year ended 31 December 2014, not more than 30% of the Group's total cost of sales was attributable to the raw materials provided to the Group's by the five largest suppliers of the Group.

Code on Corporate Governance

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Nomination Committee, the Terms of Reference of the Remuneration Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Specific Employees form the framework for the code of corporate governance of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents, except for the principle regarding segregation of the roles of Chairman and Chief Executive Officer, have incorporated the principles and code provisions in the Code on Corporate Governance (the "CG Code") as set out in Appendix 14 of the Hong Kong Listing Rules and the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "Internal Control Guidelines").

Audit Committee

The written terms of reference in relation to the authorities and duties of the Audit Committee were prepared and adopted in accordance with and with reference to "A Guide for the Formation of an Audit Committee") published by the Hong Kong Institute of Certified Public Accountants and Rule 10A-3 of U.S. Securities and Exchange Commission.

The financial statements of the Company for the year ended 31 December 2014 have been reviewed by the Audit Committee of the Company.

Auditors

The financial statements have been audited by Ernst & Young.

The Company has appointed Ernst & Young as its auditor in 2014.

Ernst & Young retired and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual meeting.

Ge Honglin
Chairman

Beijing, the PRC
25 March 2015

Report of the Supervisory Committee

Dear Shareholders,

On behalf of the Supervisory Committee of Aluminum Corporation of China Limited, I hereby submit to the Annual General Meeting a report on the work of the Supervisory Committee for the past year.

During the year, the Supervisory Committee convened the Supervisory Committee meetings on a regular basis and from time to time, and attended the Company's general meetings and Board meetings in accordance with powers and duties provided by the Company Law and the Articles of Association. Through focusing on the adaption to the Company's continuous development changes, the enhancement of its operating transparency and standardization, the establishment of a trustworthy corporate image for the Company in the capital market and, in particular the effective protection of interests of investors, especially interests of small and medium-sized investors, the Supervisory Committee comprehensively debriefed reports on the Company's production, operation, investment, finance, etc., while supervising the material decision-making process of the Company.

1.	Members of the Supervisory Committee

The fifth session of the Supervisory Committee of the Company comprised of 3 members, namely Mr. Zhao Zhao, Mr. Yuan Li and Mr. Zhang Zhankui, with Mr. Zhao Zhao serving as the chairman thereof. Among the members in the fifth session of the Supervisory Committee of the Company, Mr. Zhao Zhao and Mr. Zhang Zhankui were Supervisors representing the shareholders, whereas Mr. Yuan Li was an employee-representative Supervisor.

2.	Supervisory Committee Meetings

During the year, four meetings were held by the Supervisory Committee of the Company, the main contents of which are as follows:

The fourth meeting of the fifth session of the Supervisory Committee of the Company was held on 18 March 2014, with three Supervisors attending the meeting (3 persons with valid votes), which was in accordance with the requirements of the Companies Law and the Articles of Association. The meeting considered and approved the 2013 annual report, the 2013 Work Report of the Supervisory Committee, the 2013 Corporate Social Responsibility Report and the 2013 Assessment Report on Internal Control.

The fifth meeting of the fifth session of the Supervisory Committee of the Company was held by means of written resolution on 29 April 2014. Three Supervisors attended the meeting with 3 valid votes, which was in accordance with the requirements of the Companies Law and the Articles of Association. The meeting considered and approved the 2014 First Quarterly Financial Report of the Company.

The sixth meeting of the fifth session of the Supervisory Committee of the Company was held on 28 August 2014. Three Supervisors attended the meeting with 3 valid votes, which was in accordance with the requirements of the Companies Law and the Articles of Association. The meeting considered and approved the 2014 Interim Financial Report of the Company, COSO 2013 Internal Control Frame Implement Scheme and the matters in relation to proposed changes in long-term equity investment accounting policies and retrospective adjustment.

The seventh meeting of the fifth session of the Supervisory Committee of the Company was held by means of written resolution on 30 October 2014. Three Supervisors attended the meeting, with 3 valid votes, which was in accordance with the requirements of the Companies Law and the Articles of Association. The meeting considered and approved the 2014 Third Quarterly Financial Report of the Company.

3.	Major Duties of the Supervisory Committee and its Independent Opinion

During the reporting period, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the functions and duties conferred by the Company Law and the Articles of Association.

(I)	Inspection of Implementation of Resolutions of the General Meetings

Members of the Supervisory Committee attended the general meetings and Board meetings as observers. No objection had been made to the reports and proposals submitted by the Board to the general meetings for consideration. The Supervisory Committee exercised supervision and inspection on implementation of the general meetings' resolutions by the Board, the Directors and the senior management. The Supervisory Committee is of the opinion that the Directors and management of the Company have diligently discharged their responsibilities in accordance with the resolutions approved by the general meetings. None of the Directors and management of the Company was found to have violated any laws or regulations or Articles of Association nor taken any act which jeopardized the interests of the Company and shareholders in performing their duties in the Company up to present.

(II)	Inspection of Legal Compliance of the Company's Operations

The Supervisory Committee exercised supervision in routine work over the legal compliance and legality of the Company's operation and management. It has also exercised supervision over the work performance of the Company's Directors and senior management. The Supervisory Committee is of the opinion that the legal compliance of the Company's operation, together with its business and decision-making procedures, have complied with the relevant provisions of the Company Law and the Articles of Association; the Directors and senior management of the Company have discharged their duties according to the principle of diligence and good faith; and no violations of any laws, regulations or the Articles of Association and damages to the interests of the Company have been found during the discharging of duties by the abovementioned staffs during the reporting period.

(III)	Inspection of the Company's Financial Activities

During the year, the Supervisory Committee cautiously reviewed the financial statements of each period, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and related parties transactions. The Supervisory Committee considered that the operating results achieved by the Company were true and all the related parties transactions were entered into on a fair basis. The financial reports of the Company truly reflected the financial position and operating results of the Company. The preparation and review procedures for the reports were in compliance with the requirements of laws and regulations, the Articles of Association and the Company's internal control system. Information on the significant events of the Company over the past year has been disclosed pursuant to relevant regulations. The preparation and disclosure of information of the Company were strictly in accordance with the principles of truthfulness, timeliness, accuracy, completeness and fairness. The Supervisory Committee approved the audit report on the financial statements of the Company as issued by Ernst & Young, the international auditor, and Ernst & Young Hua Ming LLP, the domestic auditor.

(IV)	Inspection of the Utilization of Proceeds Raised by the Company

During the reporting period, the Company had no proceeds raised or funds brought forward from previous periods.

(V)	Inspection of the Acquisitions and Disposals of the Company's Assets

The Supervisory Committee is of the opinion that during the year, the consideration for the acquisition and disposal of assets by the Company was fair, without insider dealings and acts impairing the interests of the shareholders or leading to a loss in the Company's assets.

(VI)	Inspection of Connected Transactions of the Company

During the reporting period, the procedures for entering into connected transactions by the Company were in compliance with the requirements under the Hong Kong Listing Rules. The information on connected transactions was timely and sufficiently disclosed and the contracts of connected transactions observed the principles of fairness and integrity, without acts impairing the interests of the shareholders and the Company.

(VII)	Review of Self-assessment Report on Internal Control

During the reporting period, the Supervisory Committee attended work meetings of the Audit Committee of the Board held respectively in March and August and listened to reporting in respect of the Company's internal control and examination and fully performed its role of guidance and supervision. The Supervisory Committee reviewed "2014 Assessment Report on Internal Control of the Company" and the "Working Papers of Directors Assessment on the Internal Control of the Company" and is of the opinion that the Company has established and improved sound internal control systems applicable to the Company at all levels in accordance with the requirements of the "Basic Principles of Corporate Internal Control" and the "Guidelines on Internal Control for Companies Listed in Shanghai Stock Exchange", thereby ensuring that all business activities of the Company are carried out in a standardized and orderly manner and guaranteeing the security and integrity of the Company's assets. The Supervisory Committee is of the view that the self-assessment on the internal control of the Company is comprehensive, true and accurate in reflecting the status quo therein.

In 2015, the Supervisory Committee will continue to diligently perform the duties of the Company's standing supervisory body in accordance with the powers and responsibilities conferred by the Articles of Association. The Supervisory Committee will perform the duty of supervising the Company in such aspects as operation, information disclosure, connected transactions, financial report and so forth. The Supervisory Committee will also be responsible for the supervision on the Board and its members and the senior management members of the Company, so as to prevent them from abusing their powers and authorities to infringe the lawful rights and interests of the shareholders, the Company and its staff.

By Order of the Supervisory Committee
Zhao Zhao
Chairman of the Supervisory Committee

Beijing, the PRC
25 March 2015

Report on Corporate Governance and Internal Control

Code on Corporate Governance

The AOA, the terms of reference of the Audit Committee, the terms of reference of the Remuneration Committee, the terms of reference of the Nomination Committee, the terms of reference of the Supervisory Committee and the Codes on Securities Dealings by Directors, Supervisors and Specified Employees, which constitute the framework for the codes on corporate governance of the Company. The Board believes that the internal corporate governance documents of the Company are more stringent than the CG Code and the Internal Control Guidelines in the following areas:

1.

In addition to the Audit Committee, Remuneration Committee and Nomination Committee, the Company has also established the Development and Planning Committee and Occupational Health and Safety and Environment Committee.

2.

All members of the Audit Committee are independent non-executive Directors, of whom Mr. Ma Si-hang, Frederick, the Chairman, possesses extensive professional experience in finance, auditing and capital management and is the financial expert of the Board.

The Board of the Company has reviewed its corporate governance documents and Internal Control Guidelines, and is of the view that the Company has been in compliance with the code provisions in the CG Code and the Internal Control Guidelines.

Securities Dealings by the Directors, Supervisors and Relevant Employees

The Board has formulated written guidelines on securities dealings by the Directors, Supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange. After a specific enquiry by the Company, all Directors, Supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

The Board

During the year, the fifth session of the Board of the Company consists of nine Directors, with four Executive Directors, namely Mr. Xiong Weiping (resigned on 18 December 2014), Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang, two non-executive Directors, namely Mr. Sun Zhaoxue (resigned on 16 September 2014) and Mr. Wang Jun, and three independent non-executive Directors, namely Mr. Wu Jianchang (has tendered his resignation on 27 June 2014, and became effective on 26 February 2015), Mr. Ma Shi-hang, Frederick and Mr. Wu Zhenfang. Mr. Xiong Weiping is the Chairman.

The Company held the 2015 first extraordinary general meeting on 26 February 2015, elected Mr. Ge Honglin as an executive Director of the Company, Mr. Liu Caiming as a non-executive Director of the Company, and Ms. Chen Lijie as an independent non-executive Director of the Company. As at the date of this report, the fifth session of the Board of the Company consists of nine Directors, with four Executive Directors, namely Mr. Ge Honglin, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang, two non-executive Directors, namely Mr. Liu Caiming and Mr. Wang Jun, and three independent non-executive Directors, namely Mr. Ma Shi-hang, Frederick, Mr. Wu Zhenfang and Ms. Chen Lijie. Mr. Ge Honglin is the Chairman.

As at the date of this report, the terms of the Non-executive Directors are as follows:

	Commencement date	Expiry date	Whether allowed to be re-appointed upon expiry of the term

Liu Caiming	26 February 2015	Date of the 2015 annual general meeting	Allowed to be re-appointed
Wang Jun	27 June 2013	Date of the 2015 annual general meeting	Allowed to be re-appointed
Ma Shi-hang, Frederick	27 June 2013	Date of the 2015 annual general meeting	Allowed to be re-appointed
Wu Zhenfang	30 August 2013	Date of the 2015 annual general meeting	Allowed to be re-appointed
Chen Lijie	26 February 2015	Date of the 2015 annual general meeting	Allowed to be re-appointed

The Board confirmed that it has received the annual written confirmation of independence from each independent non-executive Director pursuant to Rule 3.13 of the Hong Kong Listing Rules, and after due enquiry, considered that Mr. Ma Shi-hang, Frederick, Mr. Wu Zhenfang and Ms. Chen Lijie were independent.

Each Director acted in the interests of the shareholders, and used his best endeavors to perform the duties and obligations in accordance with all the applicable laws and regulations. The duties of the Board include: deciding on the Company's business plans and investment proposals, formulating the Company's profit distribution and loss recovery proposals; formulating debt and finance policies, and the issue of bonds, etc.; determining plans for material acquisitions or disposals as well as mergers, de-mergers and dissolution of the Company; determining the Company's capital operation proposals, and implementing shareholders' resolutions, etc.. Details of the functions of the Board are set out in the Articles of Association. Please refer to the "Articles of Association of Aluminum Corporation of China Limited" under "Listed Company Announcement" on the page of "Investor Relations" on the website of the Company.

Given the diversity and scale of the Group's business, the Board delegated the daily operations and implementation of strategies to the management. The major functions of the management include the management of the production and operation of the Company, organization and implementation of the Board's resolutions, formulation of the Company's development strategies, annual operation plans, investment plans and financial budget, formulation, organization and implementation of result and performance assessment as well as remuneration and incentives. The Board regularly reviewed the functions delegated to the management and their performance to safeguard the Group's overall interests. The management of the Company reported amendment and performance of material contracts of the Company as well as utilization of capital and profit and loss to the Board or the Supervisory Committee.

The Chairman was responsible for ensuring that the Directors perform their requisite duties and obligations, and maintaining effective operation of the Board, as well as ensuring timely discussion of all major matters. The Chairman has separately discussed with the Non-executive Directors (including independent non-executive directors), and fully understood their opinions and advices on the operation of the Company and the work of the Board.

Pursuant to Rule 3.10(1) of the Hong Kong Listing Rules, every Board of a listed issuer must include at least three independent non-executive Directors, and according to the AOA and the terms of reference of the Audit Committee of the Company, the Audit Committee must include at least three independent non-executive Directors. The three existing independent non-executive directors of the Company are independent. They are professionals with profound knowledge and extensive experience in the respective fields of economics, corporate governance, legal, finance and capital operation. They have diligently provided the Company with professional advice with respect to the steady operation and development of the Company. They have also coordinated with the Company for the purpose of safeguarding the interests of the Company and its shareholders.

During the year, none of the independent non-executive Directors of the Company raises any objection to the resolutions proposed at Board meetings or other meetings.

Other than their appointments in the Company, none of the Directors, Supervisors or the senior management has any financial, business, family or other significant relationships with each other.

Other than their respective service contracts, none of the Directors or the Supervisors has any significant personal interest, directly or indirectly, in any material contracts entered into by the Company or any of its subsidiaries during 2014.

In 2014, 4 physical Board meetings were held by the Company, namely:

The 8th meeting of the 5th session of the Board convened on 18 March 2014;

The 10th meeting of the 5th session of the Board convened on 27 June 2014;

The 11th meeting of the 5th session of the Board convened on 28 August 2014;

The 13th meeting of the 5th session of the Board convened on 18 December 2014.

A total of 29 resolutions were considered and approved in the above 4 meetings. Save for the aforesaid physical Board meetings, the 2 Board meetings were convened by means of telecommunications by the Company in 2014, in which a total of 2 resolutions were considered and approved. The resolutions considered and approved by the Board of the Company during the year mainly involved the results reports and annual plans, equity and debenture, asset transfer as well as provisions of guarantee for subsidiaries, etc.

The attendance of all Directors in the 6 board meetings held in 2014 is as follows:

Name of Director	Required attendance at physical Board meetings	Actual attendance	Attendance rate of physical meetings	Required attendance at tele- communication Board meetings	Actual attendance	Attendance rate of tele- communication meetings	Required attendance at general meetings	Actual attendance	Attendance rate of general meetings

Xiong Weiping
(resigned) note1	3	3	100%	2	2	100%	3	3	100%
Sun Zhaoxue
(resigned) note2	2	1	50%	0	0	-	0	0	-
Luo Jianchuan	4	4	100%	2	2	100%	3	3	100%
Liu Caiming note3	0	0	-	0	0	-	0	0	-
Liu Xiangmin	4	4	100%	2	2	100%	3	3	100%
Jiang Yinggang note4	4	2	50%	2	2	100%	3	3	100%
Wang Jun	4	4	100%	2	2	100%	3	3	100%
Wu Jianchang (resigned) note5	4	0	0%	2	1	50%	3	0	0
Ma Shi-hang, Frederick	3	3	100%	2	2	100%	3	3	100%
Wu Zhenfang	4	4	100%	2	2	100%	3	3	100%

Note 1:

Mr. Xiong Weiping resigned on 18 December 2014. During his term of office in 2014, 5 physical and tele-communication Board meetings, 3 Annual general meeting, Class Meeting for Holders of A Shares and Class Meeting for Holders of H Shares were convened. Mr. Xiong Weiping has attended all of the above.

Note 2:

Mr. Sun Zhaoxue was elected as a non-executive Director of the fifth session of the Board of the Company on 27 June 2014, and resigned on 16 September 2014. During his term of office, 2 physical board meetings were convened. Mr. Sun attended the 10th meeting of the fifth session of the Board held on 27 June 2014 in person; appointed Mr. Luo Jianchuan as his alternate to attend the 11th meeting of the fifth session of the Board held on 28 August 2014 and vote in accordance to his expressed intention (attendance was not counted for the appointment of alternate).

Note 3:

Mr. Liu Caiming resigned as a non-executive Director of the Company on 18 March 2014, and was re-elected as a non-executive Director of the Company on 26 February 2015. During his term of office in 2014, no Board meeting and Shareholders' Meeting required his attendance.

Note 4:

In the 8th meeting of the fifth session of the Board held on 18 March 2014, Mr. Jiang Yinggang appointed Mr. Liu Xiangmin as his alternate to attend the meeting and vote in accordance to his expressed intention; In the 11th meeting of the fifth session of the Board held on 28 August 2014, Mr. Jiang Yinggang appointed Mr. Liu Xiangmin as his alternate to attend the meeting and vote in accordance to his expressed intention (attendance was not counted for the appointment of alternate).

Note 5:

Mr. Wu Jianchang tendered his resignation on 27 June 2014, and became effective after new independent non-executive Director was elected in the Shareholders' Meeting of the Company on 26 February 2015. In the 8th meeting of the fifth session of the Board held on 18 March 2014, Mr. Wu Jianchang appointed Mr. Ma Shi-hang, Frederic as his alternate to attend the meeting and vote in accordance to his expressed intention (attendance was not counted for the appointment of alternate). Since Mr. Wu Jianchang tendered his resignation, he has not attended the Board meeting and Shareholders' Meeting of the Company.

Minutes of each physical meeting were recorded by a designated person, and proposals approved at the meetings were passed by way of resolutions, which were recorded and filed in accordance with relevant laws and regulations.

Chairman and Chief Executive Officer

In order to ensure a balance of power and authority and avoid undue concentration of power, from the beginning of the reporting period to the latest practical date before the date of the issuance of this annual report, the position of Chairman is assumed by Mr. Xiong Weiping (resigned on 18 December 2014) and Mr. Ge Honglin (was appointed on 26 February 2015), the position of President is assumed by Mr. Luo Jianchuan, so as to improve independence, accountability and responsibility. The Chairman and President as two explicit defined positions have clear scope of official duty.

As a legal representative of the Company, The Chairman presides over the Board, aiming to ensure that the Board is acting in the best interest of the Company, operates effectively, duly performs its responsibilities and engages in discussion of appropriate matters, as well as Director's access to accurate, timely and clear information. On the other hand, The President heads the management and is responsible for daily operation of the Company, including the implementation of policies adopted by the Board and reporting to the Board in respect of the overall operation of the Company.

Implementation of Shareholders' Resolutions by Directors

During the year, all Board members of the Company implemented the shareholders' resolutions and completed all matters delegated by the general meetings in accordance with provisions of the relevant laws and regulations and the Articles of Association.

The major agendas of the half yearly and annual Board meetings were determined in the previous year to ensure all Directors had the opportunity to propose matters to be discussed at the meetings. Notice would be given to the Directors fourteen days before the meeting and the proposed resolutions of the Board would be provided to the Directors ten days prior to the meeting, which gave them sufficient time to review the resolutions.

The Board attached great importance to the influence on the Company's development strategy caused by the changes of the external environment. Confronted with the possible adverse impact imposed on the Company arising from the uncertainties in global economic development, the Company swiftly adjusted its development strategies and adopted contingency measures to reduce losses of profit of the Company.

The total remuneration, including the basic salary, performance-linked salary, incentive-linked salary and discretionary bonus of the Directors in 2014 amounted to RMB3 million, among which independent non-executive Directors are only entitled to receive director's fees but not other remuneration.

The remuneration of each Director for the year is set out in note 31 to the financial statements.

As of 31 December 2014, no stock appreciation rights scheme had been adopted by the Company.

Director's Receipt of the Company's Information and Training

The Office to the Board offered comprehensive services to the Directors and provided all Directors with sufficient information on a timely basis to ensure that they are notified of the Company's affairs on a timely basis. It also maintained effective communications with shareholders by appropriate means to ensure that their views reach the Board. The Board Office sent Directors' Newsletter () to the Directors every month to inform the Directors about the latest information and brief of the changes and development of the Group's business as well as the laws, rules and regulations on their duties and responsibilities. In addition, all Directors have participated in continuous professional development in 2014 to develop and refresh their knowledge and skill to ensure that their contribution to the Board remains informed and relevant.

The training received by each Director in 2014 is as follows:

Name of Director	Training (Note 1)

Xiong Weiping (resigned)	A, B
Sun Zhaoxue (resigned)	A, B
Luo Jianchuan	A, B
Liu Xiangmin	A, B
Jiang Yinggang	A, B
Mr. Liu Caiming (resigned as a non-executive
Director of the Company on 18 March 2014,
and was re-elected as a non-executive Director
of the Company on 26 February 2015	A, B
Wang Jun	A, B
Wu Jianchang (resigned)	B
Ma Shi-hang, Frederick	B
Wu Zhenfang	B

Note 1:

A.	2014 Training for Directors, Supervisors and Senior Management organized by the Beijing Securities Regulatory Bureau.

B.	Self-study on the latest amendments on the Hong Kong Listing Rules and the Code on Corporate Governance.

Functions of Corporate Governance of the Board

The followings are corporate governance functions performed by the Board which were implemented by the committees thereof:

(a)	Formulation and review of the policies and practice on corporate governance of the Company;

(b)	Review and supervision on the training and continuous professional development of the Directors and senior management;

(c)	Review and supervision on the policies and practice in compliance with laws and regulatory requirements of the Company;

(d)	Formulation, review and supervision on the compliance of employees and Directors with applicable Code of Conduct and Compliance Manual, if any; and

(e)	Review the compliance of the Company with the Corporate Governance Code and Corporate Governance Report under Appendix 14 of the Hong Kong Listing Rules.

The Board had supervised and reviewed the implementation of the corporate governance policies of the Company, updated and prepared documents related to the internal control of the Group as well as analyzed the compliance of the Company to the CG Code in 2014. In addition, it arranged the change of session of the Board and adjusted the composition of the special committees subordinate to the Board. It convened three general meetings and six Board meetings, and completed the relevant trainings of the Directors and Supervisors. The Board also supervised and inspected the implementation of the Board's resolutions by the management to further enhance initiatives such as the management of the investor relations.

Audit Committee

The Audit Committee has been established under the Board. Its duties are mainly to review the financial reports, audits of financial reports, internal control system, corporate governance and financial position of the Company, consider the appointment of independent auditors and approve audit and audit-related services, and supervise the Company's internal financial reporting procedures and management policies.

During the reporting period, the Audit Committee of the fifth session of the Board of the Company consists of three independent non-executive Directors, namely Mr. Ma Shi-hang, Frederick, Mr. Wu Zhenfang and Mr. Wu Jianchang (Mr. Wu has tendered his resignation on 27 June 2014, with effect from 26 February 2015). Mr. Ma Si-hang, Frederick was appointed as the chairman of the committee. In 2014, Audit Committee of the Board convened four meetings in total, of which three were on-site meetings and one was meetings by way of written resolutions. A total of 21 resolutions were considered and approved in the above meetings. Mr. Ma Si-hang, Frederick, chairman of the committee, and Mr. Wu Zhenfang attended all the four meetings in person. Mr. Wu Jianchang attended the two meetings in person before tendering his resignation. The validity of the meetings was in compliance with the relevant requirements of the "Working Rules of the Audit Committee of the Board of Aluminum Corporation of China Limited (). The meetings considered various important issues of the Company such as the periodic financial reports, internal control, risk assessment, internal and external auditing and anti-fraud etc.

The 2015 first extraordinary general meeting of the Company elected Ms. Chen Lijie as a independent non-executive Directors of the Company. As at the date of this report, the Audit Committee of the Company consists of three members, namely Mr. Ma Shi-hang, Frederick, Mr. Wu Zhenfang and Ms. Chen Lijie.

In accordance with its work rules, the committee would hold at least four meetings annually to review the accounting policies, periodic financial reports, internal control and relevant financial issues, and connected transactions of the Group, so as to ensure completeness, accuracy and fairness of the Company's financial statements and other relevant information. In 2014, the Audit Committee of the Board held four meetings (including three on-site meetings and one meetings by way of written resolutions) in total. Mr. Ma Shi-hang, Frederick, chairman of the committee, and Mr. Wu Zhenfang attended all four meetings in person. Mr. Wu Jianchang attended the two meetings in person before tendering his reignation. The validity of the meetings was in compliance with the relevant requirements of the working rules.

In the year of 2014, the Audit Committee considered various important issues of the Company such as the periodic financial reports, internal control, risk assessment, internal and external auditing and anti- fraud work etc.

Details of the meetings were recorded by a designated person with signatures of all members as confirmation, and all resolutions passed at each meeting were recorded and filed in accordance with relevant rules. Members of the committee performed their duties diligently and provided constructive recommendations in relation to the operation and management, financial reports, internal control and production operation of the Company from an independent and impartial perspective.

The Company has established work procedures for the Audit Committee for the performance of its supervisory role in auditing of the annual report. Before the external auditors commenced its annual audit, the Audit Committee reviewed the Company's financial position and negotiated with the external auditors about audit timetable for the year. Throughout the audit by the external auditors, the Audit Committee maintained communications with them and ensured completion of audit within the designated timeframe. The Audit Committee further reviewed the financial report of the Company after the external auditors issued their preliminary audit opinions and passed a written resolution to submit the audited financial report to the Board of the Company for review.

The Audit Committee and the management discussed the internal control system of the Company, so as to make sure that the management had performed their duties in establishing an effective internal control system, which included considering whether or not the Company had sufficient resources with qualified and experienced staff to perform accounting and financial reporting duties, and whether or not relevant staff were well trained and the relevant budget was sufficient.

The Audit Committee is of the view that the Company had complied with the requirements of the above corporate internal control system during the year

Remuneration Committee and Nomination Committee

Remuneration Committee and Nomination Committee have been established under the Board

During the reporting period, the Remuneration Committee of the fifth session of the Board of the Company consists of two independent non-executive Directors, namely Mr. Ma Shi-hang, Frederick, Mr. Wu Zhenfang and a non-executive Director Mr. Liu Caiming (Mr. Liu resigned on 18 March 2014 and was re-elected on 26 February 2015). Mr. Wu Zhenfang appointed as the chairman of the committee. Duties of the Remuneration Committee include: to prepare the remuneration management scheme and remuneration proposal for Directors, employee-representative Supervisors and senior management, and provide suggestions to the Board; to prepare measures on performance evaluation of senior management, performance assessment procedures and relevant rewards and punishments, and provide suggestions to the Board; to monitor the implementation of the remuneration system of the Company; to review senior management's fulfilment of duties and conduct performance assessment; and other functions and authorities delegated by the Board.

In 2014, Remuneration Committee of the Board convened one meeting and all the members of the Remuneration Committee attended the meeting, representing an attendance rate of 100%. A total of 2 resolutions were considered and approved in the above meeting, which were the "proposal regarding the formulation of the target remuneration of the Directors and Supervisors of the Company in 2014" and "proposal regarding the formulation of the target remuneration of senior management in 2014" Both proposals were approved and passed by way of resolutions in the meeting. .

The Company adopted the remuneration proposals where remuneration packages for individual Directors, employee-representative Supervisors and senior management members were recommended to the Board by the Remuneration Committee.

Details of the meetings of the Remuneration Committee were recorded by a designated person, and all resolutions passed at each meeting were recorded and filed in accordance with relevant rules.

During the reporting period, the Nomination Committee of the fifth session of the Board of the Company consists of two executive Directors, namely Mr. Xiong Weiping (Mr. Xiong has resigned on 18 December 2014) and Mr. Luo Jianchuan,and three independent non-executive Directors, namely Mr. Wu Jianchang (has tender his resignation on 27 June 2014, and became effective on 26 February 2015), Mr. Ma Shi-hang, Frederick, and Mr. Wu Zhenfang. Mr. Wu Jianchang appointed as the chairman of the committee. Duties of the Nomination Committee include: to study the selection standards and procedures for Directors, senior management and members of special committees under the Board and provide suggestions to the Board; to review the qualification of candidates for Directors, senior management and members of special committees under the Board and provide advices on inspection and appointment; to assess the independence of independent non-executive directors; and other functions and authorities delegated by the Board.

The 2015 first extraordinary general meeting of the Company elected Mr. Ge Honglin as an executive Director of fifth session of the Board of the Company, elected Ms. Chen Lijie as an independent non-executive Directors of the Company. As at the date of this report, the Nomination Committee of the Company consists of two executive Directors, namely Mr. Ge Honglin and Mr. Luo Jianchuan, and three independent non-executive Directors Mr. Ma Shi-hang, Frederick, Mr. Wu Zhenfang and Ms. Chen Lijie. Mr. Ge Honglin appointed as the chairman of the committee.

The Nomination Committee of the Board held one meeting in 2014, and all the member of the committee attended the said meeting, representing an attendance rate of 100%. The meeting considered the "proposal regarding the nomination of Mr. Sun Zhaoxue as a candidate for the election of non-executive Directors of the fifth session of the Board of the Company" which was approved and passed by way of resolutions in the meeting. .

Minutes of each meeting of the Remuneration Committee and Nomination Committee were written down by a designated person. All issues approved in the meetings were recorded in compliance with relevant laws and regulations.

Apart from the aforesaid committees established by the Board, the following committees were also established by the Company:

Development and Planning Committee

During the reporting period, the Development and Planning Committee of the fifth session of the Board of the Company consists of executive Directors Mr. Xiong Weiping (Mr. Xiong has resigned on 18 December 2014), Mr. Wu Jianchang (Mr. Wu tendered his resignation on 27 June 2014, with effect from 26 February 2015), Mr. Luo Jianchuan and Mr. Jiang Yinggang. Duties of the Development and Planning Committee include reviewing and evaluation of the Company's long-term development strategy, financial budget, investment, business operation and strategic plan of annual investment returns. In the Year, The Development and Planning Committee has operated in an orderly manner in accordance with its procedural rules.

The 2015 first extraordinary general meeting of the Company elected Mr. Ge Honglin as an executive Director of fifth session of the Board of the Company. As at the date of this report, the Development and Planning Committee of the Company consists of three executive Directors, namely Mr. Ge Honglin, Mr. Luo Jianchuan and Mr. Jiang Yinggang, and one independent non-executive Directors, Mr. Wu Zhenfang. Mr. Ge Honglin appointed as the chairman of the committee.

Occupational Health and Safety and Environment Committee

The Occupational Health and Safety and Environment Committee under the fifth session of the Board comprises, among others, the executive Directors, namely, Mr. Liu Xiangmin and Mr. Jiang Yinggang and non-executive director, namely Mr. Wang Jun, with Mr. Liu Xiangmin as the chairman. Duties of the Occupational Health and Safety and Environment Committee include consideration of the Company's annual planning on health, environmental protection and safety, supervision of the Company's actual implementation of the planning on health, environmental protection and safety initiatives, inquiring into serious incidents and inspecting and supervising over the handling of such incidents, as well as making recommendations to the Board on major decisions on health, environmental protection and safety. The Occupational Health and Safety and Environment Committee has operated in an orderly manner in accordance with its procedural rules.

Supervisory Committee

The Supervisors are responsible for supervising the Board and its members and senior management, in order to prevent them from abusing their authorities and violating the legitimate interests of shareholders, the Company and its staff. The fifth session of the Supervisory Committee of the Company consisted of three members, namely Mr. Zhao Zhao, Mr. Yuan Li and Mr. Zhang Zhankui, of whom Mr. Zhao Zhao and Mr. Zhang Zhankui are shareholder representative Supervisors. The term of office for all members of the fifth session of the Supervisory Committee of the Company will expire upon conclusion of the 2015 annual general meeting. In 2014, the Supervisory Committee convened four meetings, at which the committee reviewed the Company's financial position, internal control and the legal compliance of its operations as well as diligence of the senior management, and undertook all tasks on the principle of good faith.

The Supervisory Committee performed its duties diligently with good faith in accordance with the terms of reference prescribed by the Company Law and the Articles of Association. It attended the general meetings and Board meetings as observers. Focusing on finding ways to adapt to the Company's development changes development, enhance the Company's operational transparency and standardization, promote the Company's credible image in the capital market, in particular to adopt effective measures to protect the interests of investors, especially the interests of small and mediumsized investors, the Supervisory Committee received and considered reports relating to the Company's production, operation, investment and finance etc., supervised the decision making process of the material decisions of the Company and strived to protect the interests of shareholders and the Company.

General Meeting

General meeting is the highest authority of the Company. It provides a good opportunity for direct communications and building a sound relationship between the Board and the shareholders of the Company. Therefore, the Company attaches great importance to such meetings. On 27 June 2014, the Company convened the 2013 annual general meeting, the First 2014 Class Meeting for Holders of A Shares and the First 2014 Class Meeting for Holders of H Shares respectively. The meetings mentioned above were held in the Company's conference room at No. 62, North Xizhimen Street, Beijing.

17 proposals were considered at the 2013 general meetings. Major proposals considered at the general meetings include:

1.	to consider the Report of the Board, Report of Supervisory Committee and Consolidated Financial Report for the year 2013 of the Company;

2.	to consider the profit distribution proposals of the Comapny in 2013;

3.	to consider the proposal of re-appointing auditors of the Company;

4.	the election of Mr. Sun Zhaoxue as a non-executive Director of the fifth session of the Board of the Company;

5.	to consider the proposal regarding the target remuneration for the Company's Directors and Supervisors for the year 2014;

6.	to consider the proposals regarding the provision of guarantees to Chalco Ningxia Energy Group Co., Ltd. () and its subsidiary;

7.	to consider the proposal regarding the continued connected transactions between the Company and Jiaozuo Wanfang Aluminum Manufacturing Co.,Ltd. () in the year of 2014 and 2015;

8.	to consider the proposal regarding the proposed issuance of debt financing instruments of the Company;

9.	to consider the proposals regarding the general mandate to be granted to the Board of the Company to issue additional H shares by the general meeting and other matters;

10.	to consider the proposal regarding the authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the non-public offering of A shares.

The First 2014 Class Meeting for Holders of A Shares considered 1 resolution, the content of which was: to consider the proposal regarding the authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the non-public offering of A shares.

The First 2014 Class Meeting for Holders of H Shares considered 1 resolution, the content of which was: to consider the proposal regarding the authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the non-public offering of A shares.

All the proposals at the general meetings were approved with an average approval rate of 98.80%.

Extraordinary General Meeting

According to the AOA, a single shareholder or any two or more shareholders together holding more than 10% of the Company's issued shares is (are) entitled to request an extraordinary general meeting or class general meeting to be convened. Such requests must specify the resolutions of the meeting in writing and must be submitted to the convener, the contact information of whom is set out in the section entitled "Inquiry to the Board" in this section. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited set out in the "Listed Company Announcement" under the section of "Investors Relations" on the website of the Company.

Proposals at the General Meeting

According to the AOA, a single shareholder or any two or more shareholders together holding more than 3% of the Company's issued shares is (are) entitled to submit additional proposals to the Company Secretary by written request ten days prior to the relevant general meeting. The contact information of the Company Secretary is set out in the section entitled "Inquiry to the Board" in this section. Shareholder should follow the Rules of Procedures for the Shareholders' Meeting of Aluminum Corporation of China Limited as set out in the "Listed Company Announcement" under the section of "Investors Relations" on the website of the Company.

Inquiry to the Board

For any inquiry to the Board, please contact the Office to the Board at 26/F, Chalco Building, No. 62 North Xizhimen Street, Haidian District, Beijing (email:ir@chalco.com.cn).

Trainings for the Company Secretary

Mr. Xu Bo, the Company Secretary, is a full-time staff of the Company. He is responsible for executing the proceedings of the Board and assisting in the communications among the Directors as well as among the Directors, shareholders and the management. In 2014, Mr. Xu Bo completed not less than 15 hours of relevant professional trainings, and completed the training of the strengthening and continuous professional development courses provided by associated members of the Hong Kong Institute of Chartered Secretaries (HKICS).

Investor Relations

The Company has established a designated department for investor relationship, which is responsible for matters concerning investor relationship and has formulated the "Investor Relations Management Measures" to regulate the relationships with the investors. The Company's management maintains close communications with investors, analysts and the media by various means including roadshows, meetings, individual interviews and investors' visits to the Company, thereby further increasing investors' recognition of the Company. In 2014, the Company arranged investors telephone conference and roadshow for the 2013 and 2014 interim results; received more than 42 group of 168 investors visitng the Comapany; attended 6 major investors annual summit on behalf of the Company; convened 31 investors' meetings on one-onone or focus group basis; and convened 6 telephone conferences with investors group. In addition, our investor relationships department is also responsible for answering investors' enquiries from various channels such as the e-interaction platform of Shanghai Stock Exchange, telephone and email etc. on a timely basis.

In 2014, no amendments were made to the AOA.

As of 31 December 2014, the total market capitalization of the Company was approximately RMB71,047 million, among which, the total market capitalization of the A shares of the Company amounted to approximately RMB59,878million and the market capitalization of the H shares of the Company was approximately HK$14,159million (equivalent to approximately RMB11,169 million).

Note:

As of 31 December 2014, the number of issued shares of the Company was 13,524,487,892, including 9,580,521,924 tradable A shares and 3,943,965,968 H shares. The A share closing price was RMB6.25, and H share closing price was HK$3.59 on 31 December 2014. For details of classes of shareholders, please refer to page 30.

Corporate Management and Internal Control

Meetings of the management

The management is responsible for the implementation of the Board resolutions for the Company and the organization of relevant operation and management activities. As and when required, the management convened president meetings which are chaired by the president and attended by the management personnel, and the presidential office meetings which are chaired by the senior management with attendants including department heads from the Company's headquarters. The Company's operation, implementation of investment projects and financial issues were considered and determined at such meetings. The Company's management including managers from branches, subsidiaries, associated companies and department heads from the headquarters convened annual, interim and monthly work meetings in order to summarize and arrange works on a yearly, half yearly and monthly basis. The meetings have facilitated the organization, coordination, communication and implementation of the Company's various operations.

Internal control

The responsibilities of the Board of the Company include establishment of complete internal control and effective implementation. The Supervisory Committee conducts supervision on the establishment and implementation of internal control by the Board. The management is responsible for arrangement and leadership of the daily operation of the internal control of an enterprise.

The objectives of internal control are to give a reasonable assurance that the Company's management is lawful and compliant, that the assets are safe and that the financial reporting and related information are true and complete; to improve the operational efficiency and effectiveness; and to facilitate the achievement of the Company's development strategy. Internal control has its inherent limitations, so it only provides a reasonable guarantee for the achievement of the above goals.

The Board and the management attached much importance to the establishment and improvement of the internal control system. The Company had fully established and evaluated the relevant internal control system across three spectrums covering the corporate governance and system, business and accounting procedures and information system control in compliance with the requirements of "Basic Principles of Corporate Internal Control" and its implementation guidelines, "Guidelines on Internal Control for Companies Listed on the Shanghai Stock Exchange" and Sarbanes-Oxley Act, and obtained the audit opinion from the external auditors confirming the effectiveness of the Company's internal control over financial reporting. The internal control system served as a reasonable guarantee of the legal compliance of the operation and management of the Company, its asset safety and truthfulness and completeness of its financial reports and relevant information, and increased the operational efficiency and performance of the Company, which safeguarded the smooth implementation of the Company's development strategies.

The internal control system of the Company was applied in various aspects such as production, sales, finance and supply. The Company performed annual reviews on the system in order to monitor its operation in a timely manner, and revised or abolished some regulations in accordance with relevant PRC laws and regulations and actual conditions of the Company. As a special committee established under the Board, the Audit Committee of the Company has supervised and inspected the comprehensiveness and implementation of the internal control system of the Company, and regularly discussed with the management on the internal control system in order to ensure that the management had performed its duties to establish an effective internal control system.

The Company set up departments dedicated to daily examination and supervision of internal control, and designated personnel to examine and supervise internal control according to the relevant provisions and conditions of the Company. The department assigned for such purpose inspected and oversaw the periodic internal control test of all functional departments and units in the headquarters. At the end of the year, all functional departments and units in headquarters are required to evaluate their internal control and sign a statement for verification. The Board of the Company will also conduct self-evaluation and sign a statement regarding the internal control of the Company as a whole.

From 2006 to 2013, with compliance with Internal Control Framework (1992) by COSO, the Company continuously enhanced internal control system and internal control evaluation document system, made self-evaluation report on internal control once a year according to relevant requirements and successfully passed external audit on effectiveness of internal control system required by U.S. Securities and Exchange Commission in successive eight years. In May 2013, the COSO published the new Internal Control Framework and stated that it was a replacement of Internal Control Framework (1992), effective from 16 December 2014. Therefore, pursuant to requirements of Internal Control Framework (2013) by COSO, the Company officially launched updating and improving work of internal control framework in 2014. As at the end of 2014, the updated and improved internal control system has worked officially. The internal control evaluation work for the year 2014 was conducted according to 2013 framework of COSO. With a focus on targets of internal control, the Company tested and evaluated the updated and improved internal control against changes in internal and external operating environment to maintain long-lasting effectiveness of design and operation of the system.

Auditors' Remuneration

Upon the approval at the 2013 annual general meeting of the Company held on 27 June 2014, Ernst & Young Hua Ming LLP and Ernst & Young (collectively "Ernst & Young" were appointed as the 2014 domestic and international auditors of the Company.

The aggregate fees in respect of audit and non-audit services provided by Ernst & Young during the year were RMB22.21 million, of which, non-audit services including the agreed-upon procedure engagement of Ernst & Young in relation to assisting the Company to transit from COSO 1992 Internal Control Framework to COSO 2013 Internal Control Framework at a service charge of RMB0.6 million and the Comfort Letter issued for issuance of USD senior perpetual securities at a service charge of RMB0.36 million.

Directors' and Auditors' Acknowledgment

All Directors acknowledged their responsibility for preparing the accounts for the year ended 31 December 2014.

Auditor's reporting responsibilities are set out in the independent auditor's report on page 118 to 119.

Compliance and Exemption of Corporate Governance Obligations Imposed by New York Stock Exchange

Based on its listing rules, New York Stock Exchange ("NYSE" imposed a series of corporate governance standards for companies listed on the NYSE. However, NYSE has granted permission to listed companies of foreign issuers to follow their respective "home country" practice and has granted waivers for compliance with corporate governance standards under NYSE listing rules. One of the conditions for such waiver is for the listed company to disclose in its annual report how the corporate governance practices in its "home country" differ from those followed by companies under NYSE listing standards.

The Company had compared the corporate governance standards generally adopted by the companies incorporated in the PRC and the standards developed by NYSE, as follows:

Independent Directors Constituting the Majority

NYSE requires that the board of a listed company must comprise a majority of Independent Directors. There is no identical corporate governance requirement in the PRC. The Board of the Company currently comprises three independent Directors and six non-independent Directors, which is in compliance with the requirement by the PRC securities regulatory authorities that the board of a listed company shall comprise at least one-third of independent directors during the reporting period.

Corporate Governance Committee

NYSE requires a listed company to establish a Corporate Governance Committee which comprises entirely of independent directors. The Corporate Governance Committee shall be co-established with the Nomination Committee and have a written charter. The Corporate Governance Committee is responsible (i) for recommending to the board a set of corporate governance guidelines applicable to the corporation; and (ii) for supervising the operation of the board and the management. The Corporate Governance Committee shall also be subject to evaluation annually.

Like most of the other companies incorporated in the PRC, the Company believes that corporate governance measures are of critical importance and should be implemented by the Board. The Company accordingly does not separately maintain a Corporate Governance Committee.

Significant Events

1.	Corporate Governance

The Company has strictly complied with the requirements of the Company Law, the Securities Law, relevant provisions of the CSRC and the Shanghai Stock Exchange Listing Rules ("Shanghai Stock Exchange Listing Rules") and seriously performed its governance obligations in line with the relevant requirements of the CSRC. The Company has also strictly complied with requirements on corporate governance under the Hong Kong Listing Rules.

The Company will continue to strictly comply with the requirements of the relevant regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Company will continue to enhance its corporate governance measures in compliance with regulations and take initiatives to further enhance the corporate governance and internal control system of the Company. Aiming at protecting the interest of shareholders of the Company, the Company will maintain consistent, stable and sound developments and provide to the society and its shareholders by means of its satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has completely separated its business, staff, assets, organization and finance from its controlling shareholder. The Company has its independent and complete business and its own operations.

2.	Acquisitions

The Company had no material acquisition required to be disclosed in this year.

3.	Trust Arrangement

The Company had no trust arrangement required to be disclosed during the year.

4.	Sub-contracting

The Company had no sub-contracting arrangement required to be disclosed during the year.

5.	Charge and Pledges

As at 31 December 2014, the Group charged and pledged assets with a total amount of RMB17,000 million, including property, plant and equipment, land use rights, intangible assets, inventories, investment in an associate, investment in a subsidiary and trade and notes receivables for bank loans. In the meantime, the Group also obtained certain bank borrowings by pledging and charging its contractual rights to charge users for electricity generated and letter of credit. Details please refer to note 25 to the financial statements.

6.	Guarantees

In March 2013, the Company entered into a guarantee contract with China Development Bank, pursuant to which the Company will provide guarantee in respect of a loan of up to RMB1,020 million in total in proportion to its 34% shareholding for Shanxi Jiexiu Xinyugou Coal Co., Ltd. () (hereinafter referred to as "Xinyugou Coal"), a joint venture of the Company. The guarantee period is two years from the date of expiry of the term for performance of loan under the principal contract. As of 31 December 2014, Xinyugou Coal drew down a loan of RMB914 million under the contract, and the balance of guarantee provided by the Company to Xinyugou Coal was RMB311 million.

In February 2014, Shanxi Huasheng Aluminum Co., Ltd. () (hereinafter referred to as "Shanxi Huasheng", a subsidiary of the Company in which the Company holds 51% equity interest, entered into a guarantee contract of the maximum amount () with Shanghai Pudong Development Bank - Taiyuan Branch, providing guarantee in respect of a loan of up to RMB200 million in total in proportion to its 43.03% shareholding for Huozhou Coal Group Xingshengyuan Coal Co., Ltd. () (hereinafter referred to as "Xingshengyuan Coal", a joint venture of Shanxi Huasheng. The guarantee period was from the date of expiry of the term for performance of loan to two years from the date of expiry of the term for performance of loan as agreed under the contract for credit. As of 31 December 2014, Xingshengyuan Coal drew down a loan of RMB55.1 million under the contract, and the balance of guarantee provided by Shanxi Huasheng was RMB23.7095 million.

On 25 December 2006, Chalco Ningxia Energy Group Co., Ltd.* () (hereinafter referred to as "Ningxia Energy", a subsidiary of the Company in which the Company holds 70.82% equity interest, entered into a guarantee contract with China Construction Bank - Yinchuan Xicheng Branch, providing a third-party joint and several liability for RMB35 million out of RMB70 million, the aggregate amount of project loan of Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd. () (as 50% of its original stake held by Ningxia Energy, which was fully transferred to Ningxia Yinxing Energy Co., Ltd. (), a controlling subsidiary of Ningxia Energy Holding in 2014) with a loan term of 14 years. As at 31 December 2014, the balance of the guarantee provided to Ningxia Energy amounted to RMB35 million.

On 20 January 2012, Ningxia Energy, a subsidiary of the Company in which the Company holds 70.82% equity interest, and China Development Bank entered into the Contract of Pledge for Accounts Receivables of RMB Loan, and offered a pledge guarantee in respect of the loan of RMB30 million for Ningxia Power Investment Corporation with a loan term of 12 years. As at 31 December 2014, the balance of the guarantee amounted to RMB14 million and the balance of the guarantee provided to Ningxia Energy amounted to RMB14 million.

In October 2014, Bank of America Beijing Branch issued a standby letter of credit with an aggregate amount of USD100 million to Bank of America Hong Kong Branch, for withdrawal money of Chalco Trading Hong Kong Co., Ltd. ("Trading Hong Kong") under credit granting of Bank of America, Hong Kong Branch. Meanwhile, the Company and Bank of America, Beijing Branch entered into a letter of credit and undertook to provide joint and several liability guarantee for Trading Hong Kong with a guarantee term ending 9 October 2015. As at 31 December 2014, financing balance of Trading Hong Kong under the contract amounted to USD96 million and the Company provided joint and several liability guarantee in respect of the above amount of USD96 million (equivalent to approximately RMB587 million).

In October 2014, DBS Bank Beijing Branch issued a standby letter of credit with an aggregate amount of USD65 million to DBS Bank Singapore Branch for the withdrawal of funds by Trading Hong Kong under the credit granted by DBS Bank Singapore Branch. Meanwhile, China Aluminum International Trading Co., Ltd. (hereinafter "Chalco International Trading"), a wholly-owned subsidiary of the Company, undertook to provide joint and several liability guarantee for Trading Hong Kong for its financing. The guarantee period is the date of expiry of the term for performance of loan. As of 31 December 2014, the joint and several liability guarantee provided by Chalco Trading in favor of Trading Hong Kong amounted to USD65 million (equivalent to approximately RMB398 million).

As at 31 December 2014, Ningxia Energy, a subsidiary of the Company in which the Company holds 70.82% equity interest, and its subsidiaries provided a guarantee amount of RMB553 million.

Chalco Hong Kong Limited, a wholly-owned subsidiary of the Company, and its certain subsidiaries entered into guarantee agreements with Chalco Hong Kong Investment Company Limited in October 2013 and April 2014, pursuant to which, guarantee was provided in favor of the senior perpetual securities issued by Chalco Hong Kong Investment Company Limited of USD350 million and USD400 million in 2013 and 2014 respectively. As at 31 December 2014, Chalco Hong Kong Investment Company Limited issued senior perpetual securities of USD750 million and the same amount of USD750 million (equivalent to approximately RMB4,589 million) was guaranteed by Chalco HongKong Limited and its certain subsidiaries.

Save as aforesaid, there were no other external guarantees provided by the Company which were required to be disclosed.

7.	Entrusted Loans and Short Investments

Details of entrusted loans and short investments of the Group are set out in note 11 and note 16 to the financial statements

8.	Performance of Undertakings

Chinalco's undertakings during or subsisting in the year were as follows:

	1.	When the Company offered its A share in 2007, Chinalco's undertakings were principally related to the non-competition undertakings by Chinalco:

Chinalco will acquire the pseudoboehmite business from Chinalco within a certain period of time following the listing of the Company's A shares. If the Company proposes to acquire the pseudoboehmite business from Chinalco, Chinalco shall dispose the aforesaid business, in accordance with the principles of fair and reasonable, to the Company at a fair price.

Up till now, both Shanxi Aluminum Plant, a wholly-owned subsidiary of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business is not among the principal activities of the Company, and the pseudo-boehmite business in Shanxi Aluminum Plant of Chinalco was of a small scale, the acquisition of such assets will incur additional cash expenditure and will not improve the Company's performance.

Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio for the time being.

The Company and Chinalco will strive to resolve the problem of horizontal competition on pseudo-boehmite business as the opportune time arises with reference to the market situations within five years since 1 January 2014.

2.

In 2013, the Company had transferred the relevant assets of the alumina production line of Guizhou Branch to Chinalco, which resulted in a new horizontal competition on alumina business between the Company and Chinalco. Chinalco undertook that it will halt production within three years till 30 June 2016 after taking over alumina assets in Guizhou Branch as the solution to the horizontal competition.

In August 2014 the assets of the alumina production line of Guizhou Branch of Chinalco ceased production, accordingly, the problem of horizontal competition in relation to the alumina business has been solved.

9.	Punishments and Rectifications Involved by Listed Companies and Their Directors, Supervisors, Senior Management, Shareholders, and De Facto Controllers

During the year, the Company and its Directors, Supervisors, senior management, shareholders, and de facto controller were not under any investigation, administrative punishment, public criticism from CSRC and public censures from stock exchanges.

10.	Explanation of Other Significant Events

Non-public Offering of A shares

On 24 August 2012, the proposal that not more than 1,450 million A shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors was approved at the 29th meeting of the 4th session of the Board of the Company. On 12 October 2012, the Company received the approval of the proposal from the SASAC. The proposal and its related matters were considered and approved at the 2nd Extraordinary General Meeting for 2012 on 12 October 2012, 2nd Class Meeting for Holders of A Shares for 2012 and 2nd Class Meeting for Holders of H Shares for 2012. On 7 December 2012, the Listing Committee of the CSRC reviewed and unconditionally approved the application for the non-public issuance of A Shares of the Company. The Company received a reply from China Securities Regulatory Commission on the approval of our non-public offering of new shares no more than 1,450 million on 14 March 2013, being effective for 6 months upon the approval date. In July 2013, due to reasons of the sponsoring institution, the approval on the issuance of additional A Shares of the Company was temporarily retrieved by the CSRC and relevant solutions were subject to the CSRC's consideration and approval. On 4 January 2015, the Company has summited the "Report regarding the resumption of the approval of non-public offering of shares of Aluminum Corporation of China Limited" () to CSRC. The sponsors, auditors and lawyers have also summited their review recommendation in relation to the matters after meeting to CSRC respectively. Currently, CSRC is undergoing the related approval procedures. As at the date of the report, the aforementioned proposed offering of shares has not been issued.

For details of the matter, please refer to the announcements of the Company dated 12 October 2012 and 14 March 2013.

Issuance of Senior Perpetual Securities

On 10 April 2014, Chalco Hong Kong Investment Company Limited, a wholly-owned subsidiary of the Company, issued senior perpetual securities with principal amounting to USD400 million in Hong Kong. The initial distribution rate was 6.25% per annum, and the net proceeds from the issuance of the securities will be on-lent to the Company or any of its subsidiaries for general corporate use. Such senior perpetual securities constitute direct, unsecured, unconditional and unsubordinated obligations of Chalco Hong Kong Investment Company Limited and shall at all times rank pari passu and without any preference among themselves

For details of the issuance of senior perpetual securities, please refer to the announcement of the Company dated 11 April 2014 and note 38 to the financial statements.

Transfer of Shares of Jiaozuo Wanfang

On 22 and 23 January 2015, the Company disposed 4,758,858 unrestricted tradable shares of Jiaozuo Wanfang through the securities trading system of the Shenzhen Stock Exchange, representing 0.396% total share capital of Jiaozuo Wanfang. On 2 March 2015, the Company disposed 100,000,000 unrestricted tradable shares to Geo-Jade Petroleum Corporation () through publicly inviting intended acquirers to bid by way of agreement and this share transfer has been approved by the State-owned Assets Supervision and Administration Commission of the State Council on 25 March 2015.

Please refer to the announcements dated 5 January, 10 February, 2 March and 25 March 2015 for details of this relevant matter.

11.	Significant Subsequent Events

Resignation of Independent Non-executive Director

Due to being under an investigation by the competent authority, Mr. Wu Zhenfang has resigned as an independent non-executive Director and from relevant positions in the special committees under the Board of the Company by submitting a resignation to the Board on 2 April 2015. The Resignation became effective from the same day. Henceforth, Mr. Wu will cease to be an independent non-executive Director, a member of the audit committee, a member of the nomination committee, the chairman of the remuneration committee and a member of the developing and planning committee of the Company. Please refer to the Company's announcement dated 2 April 2015 for details.

For other significant events after the reporting period, please refer to relevant disclosures made in note 41 to the financial statements.

Connected Transactions

The connected transactions (as defined in the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange) undertaken by the Group during the reporting period should comply with and be in line with relevant requirements as required by the Hong Kong Listing Rules and the Listing Rules of Shanghai Stock Exchange.

Continuing Connected Transactions

Set out below are the annual caps for the continuing connected transactions and the actual transaction amounts incurred by the Group in 2014. For the year ended 31 December 2014, the continuing connected transactions of the Group were calculated on an aggregated basis as follows:

		Aggregated consideration (for the year ended 31 December 2014)	Percentage of turnover (for the year ended 31 December 2014)	Annual cap for the year 2014
		(in RMB million)		(in RMB million)

Purchases of goods or services:

(A)	Comprehensive Social and
	Logistics Services Agreement
	(Counterparty: Chinalco)	313	0.22	550

(B)	General Agreement on Mutual
	Provision of Production
	Supplies and Ancillary Services
	(Counterparty: Chinalco)	3,314	2.34	4,000

(C)	Xinan Aluminum Mutual
	Provision of Products and
	Services Framework
	Agreement*
	(Counterparty: Xinan Aluminum
	(Group) Company Limited
	("Xinan Aluminum"))	-	-	7,600

(D)	Mineral Supply Agreement
	(Counterparty: Chinalco)	111	0.08%	330

(E)	Provision of Engineering,
	Construction and Supervisory
	Services Agreement
	(Counterparty: Chinalco)	988	0.70%	13,000

(F)	Land Use Rights Leasing Agreement
	(Counterparty: Chinalco)	507	0.36%	1,100

(G)	Buildings and Office Buildings
	Leases Agreement
	(Counterparty: Chinalco)	55	0.04%	110

(H)	Framework Agreement for
	Aluminum Products
	Fabrication Services*
	(Counterparty: Chinalco)	76	0.05%	330

(I)	Financial Services Agreement
	(Counterparty: Chinalco Finance
	Co., Ltd. ("Chinalco Finance"))

	Daily cap of deposit balance
	(including accrued interests)	4,890	3.45%	Daily cap of deposit balance 5,000

		Aggregated consideration (for the year ended 31 December 2014)	Percentage of turnover (for the year ended 31 December 2014)	Annual cap for the year 2014
		(in RMB million)		(in RMB million)

Other financial services		1	-	50

Sales of goods or services:

(B)	General Agreement on Mutual
	Provision of Production
	Supplies and Ancillary Services
	(Counterparty: Chinalco)	6,586	4.65%	7,500

(C)	Xinan Aluminum Mutual
	Provision of Products and
	Services Framework Agreement*
	(Counterparty: Xinan Aluminum)	845	0.60%	7,500

Notes:

*

The Company entered into the Equity Interest Transfer Agreement with Chinalco on 9 June 2013. As such, the Company would transfer its equity interest of eight Aluminum Fabrication Enterprises to Chinalco. The Aluminum Fabrication Enterprises would no longer be brought into the financial statements of the Company from 27 June 2013. For details in relation to the transfer of such equity interest, please refer to the Company's announcement dated 9 June 2013 and circular dated 7 June 2013. The abovementioned Aluminum Fabrication Enterprises was an actual counterparty of Xinan Aluminum Mutual Provision of Products and Services Framework Agreement and Framework Agreement for Aluminum Products Fabrication Services, acting as a member party of the Group to carry out continuing connected transactions with Chinalco in accordance with the abovementioned framework agreements during the period from 1 January 2013 to 27 June 2013. Such Aluminum Fabrication Enterprises ceased to be members of the Group, and would not carry out transactions with Chinalco in accordance with the abovementioned framework agreement from 27 June 2013 onwards.

1.	The Independent Non-executive Directors of the Company have reviewed the above transactions and confirmed:

	(i)	the transactions have been entered into in the ordinary and usual course of business of the Company;

	(ii)	the terms of the transactions are fair and reasonable, and are in the interest of the Company's Shareholders;

(iii)

the transactions have been entered into on normal commercial terms or, where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, they are on terms no less favourable than those available from or offered to independent third parties; and

(iv)	the transactions have been undertaken in accordance with the terms of relevant agreements governing such transactions.

2.

Pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Board engaged the auditor of the Company to conduct a limited assurance engagement on the above continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has reported the results of their procedures to the Board stating that:

	a.	nothing has come to the auditor's attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Company's board of directors.

b.

for transactions involving the provision of goods or services by the Group, nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company

c.

nothing has come to the auditor's attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

d.

with respect to the aggregate amount of each of the continuing connected transactions set out above, nothing has come to the auditor's attention that causes the auditor to believe that such continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcement dated 24 August 2012 and 27 August 2012 made by the Company in respect of each of the disclosed continuing connected transactions.

3.

Certain related party transactions in note 37 to the financial statements also constitute continuing connected transactions (as defined in Chapter 14A of the Hong Kong Listing Rules) pursuant to the Hong Kong Listing Rules.

Further information on the continuing connected transactions of this year

1.	Continuing Connected Transactions

(A)	Comprehensive Social and Logistics Services Agreement

Date of initial agreement:

5 November 2001

Parties:

Chinalco as provider

The Company as recipient

Existing term:

The original agreement expired on 31 December 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

(i)

Social services: public security and fire fighting services, education and training, schools, hospitals and health facilities, cultural and sports undertakings, newspapers and magazines, broadcasting, printing and other relevant or similar services;

(ii)

Logistics services: property management, environmental and hygiene service, greenery, nurseries, kindergartens, sanatoriums, canteens, hotels, hostels, offices, public transportation, retirement management and other relevant or similar services.

Price determination:

The services will be provided: (i) according to state-prescribed price; (ii) if there is no state- prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the market price; and (iv) if none of the above is applicable, then according to the contractual price.

Payment term:

monthly payment

(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of initial agreement:

5 November 2001

Parties:

Chinalco as both provider and recipient

The Company as both provider and recipient

Existing term:

The original agreement expired on 31 December 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

(a)	Supplies and Ancillary Services Provided by Chinalco to the Company

(i)

Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles and other relevant or similar supplies and services;

	(ii)	Storage and transportation services: vehicle transportation, loading, railway transportation and other relevant or similar services;

	(iii)	Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(b)	Supplies and Ancillary Services Provided by the Company to Chinalco

	(i)	Products: aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, pitch and other relevant or similar supplies;

	(ii)	Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Price determination:

Same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

Payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant service, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.

(C)	Xinan Aluminum Mutual Provision of Products and Services Framework Agreement

Date of initial agreement:

20 October 2008

Parties:

Xinan Aluminum as both provider and recipient

The Company as both provider and recipient

Existing term:

The original agreement expired on 31 December 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

(i)

Sales of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum. Such products include, among others, primary aluminum, aluminum alloy ingots, aluminum fabrication products and aluminum fabrication scraps;

(ii)

Sales of products or services by Xinan Aluminum to the Company. Such products and services include: aluminum alloy ingots, aluminum fabrication products; ancillary materials, spare parts, relevant equipment and provision of water, electricity and gas; construction and repair services; loading and unloading, transportation and storage services; and social and logistics services;

(iii)

Sales of products by the Company and its branches and relevant subsidiaries to Chalco SW Aluminum. Such products include, among others, primary aluminum, aluminum alloy ingots, aluminum fabrication products and aluminum fabrication scraps; and

(iv)	Sales of products by Chalco SW Aluminum to the Company. Such products include, among others, aluminum alloy sheets or rolls and aluminum processing scraps.

Price determination:

Same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

Payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant service, and the completion of necessary inspections and internal approval procedures; or (b) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.

(D)	Mineral Supply Agreement

Date of initial agreement:

5 November 2001

Parties:

Chinalco as supplier

The Company as recipient

Existing term:

The original agreement expired on 31 December 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

Supply of bauxite and limestone; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestone to any third parties.

Price determination:

(1)

for the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labour costs); and

(2)	for the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties.

Payment term:

cash on delivery

(E)	Provision of Engineering, Construction and Supervisory Services Agreement

Date of initial agreement:

5 November 2001

Parties:

Chinalco as provider and recipient

The Company as recipient and provider

Existing term:

The original agreement expired on 31 December 2012 for a term of 3 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations.

Services provided by the Company to Chinalco: engineering design services (Note: As only a comparatively small amount of services are provided by the Company to Chinalco on an annual basis pursuant to this agreement, such transactions are de minimus and no annual cap is required to be provided).

Price determination:

Services are provided according to government guidance price, and if none, market price.

Payment term:

Payment shall generally be made (a) 10% to 20% of the contract price before the provision of the relevant service, a maximum of 70% of the contract price during the provision of the relevant service and 10% to 20% upon successful provision of relevant service; (b) pursuant to the current market practice; or (c) pursuant to the arrangement agreed by both parties. The relevant payment term shall be no less favourable than those under comparable transactions between the Company and independent third parties.

(F)	Land Use Rights Leasing Agreement

Date of initial agreement:

5 November 2001

Parties:

Chinalco as landlord

The Company as tenant

Term:

50 years expiring on 30 June 2051

As previously disclosed in the letter dated 27 December 2006 from Taifook Capital Limited ("Taifook Letter"), the then independent financial adviser to the Independent Board Committee and independent shareholders in relation to certain continuing connected transactions, it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation. Given that (i) the size of the leased land and the facilities erected thereon; and (ii) the consideration resources to be expended in establishing new production plants and related facilities, such relocation may be deemed difficult and infeasible. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, which are located in the PRC.

Price determination:

The rent shall be reviewed every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer.

Payment term:

monthly payment

(G)	Buildings and Office Buildings Leases Agreement

	(i)	Buildings Leasing Agreement

Date:

5 November 2001

Parties:

Chinalco as landlord and tenant

The Company as landlord and tenant

Term:

20 years expiring on 30 June 2020.

As previously disclosed in the Taifook Letter, a longer lease term is essential to the smooth operations of the Group's business. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties:

59 buildings with an aggregate gross floor area of 62,189 square meters leased to Chinalco, and 100 buildings with an aggregate gross floor area of 273,637 square meters leased to the Company.

Price determination:

The rent shall be reviewed every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer.

Payment term:

monthly payment

(ii)	Office Buildings Leasing Agreement

Date of initial agreement:

15 October 2011

Parties:

CAD as landlord

The Company as tenant

Term:

The original agreement expired on 31 December 2012 for a term of 2 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of Transaction:

Leasing of an office building with an area of 23,551.43 square meters located at Xizhimen, Beijing, from CAD as the headquarters of the Company

Price determination:

the prevailing market rate

Payment term:

prepay semi-annually

(H)	Framework Agreement for Aluminum Products Fabrication Services

Date of initial agreement:

28 February 2011

Parties:

The Company as the client

Chinalco as the fabrication service provider

Existing term:

The original agreement expired on 31 December 2012 for a term of 2 years. Pursuant to the supplementary agreement entered into in 2012, the term was renewed from 1 January 2013, expiring on 31 December 2015.

Nature of transaction:

Aluminum products fabrication services, including but not limited to:

(i) the provision of alumina fabrication and production services by Shandong Aluminum Company, a wholly-owned subsidiary of Chinalco, to the Shandong branch of the Company; and

(ii)

the provision of fabrication services in respect of aluminum alloy cast-rolling coils and cold rolling coils etc. by Qinghai Aluminum Company, a wholly-owned subsidiary of Chinalco, to Chalco Ruimin Company Limited, a subsidiary of the Company prior to 27 June 2013.

Price determination:

same as in the Comprehensive Social and Logistics Services Agreement

Payment term:

monthly payment

(I)	Financial Services Agreement

On 26 August 2011, the Company entered into the financial services agreement with Chinalco Finance, a whollyowned subsidiary of Chinalco and a non-banking financial institution legally established with the approval of China Banking Regulatory Commission and is a professional institution engaging in corporate financial services. Pursuant to the financial services agreement, Chinalco Finance agreed to provide deposit services, credit services and miscellaneous financial services to the Group. Upon the signing of the financial services agreement by both parties and completion of the relevant legal process, the Agreement is valid for a term of one year.

Pursuant to the Financial Services Agreement, the Group has the right to choose the financial institution for financial services and decide the financial institution for deposit services and loan services as well as the amounts of loans and deposits with reference to its own needs. Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time shall be no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

On 24 August 2012, the Company renewed the financial services agreement with Chinalco Finance. The agreement shall become effective upon execution by both parties and completion of the relevant legal procedures and remain valid for a term of three years, expiring on 25 August 2015.

Pursuant to the financial services agreement, the daily maximum deposit balance (including accrued interests) of the Group on the settlement account in Chinalco Finance shall not exceed RMB5 billion within the validity period of the financial services agreement. Within the validity period of the financial services agreement, Chinalco Finance shall provide a daily maximum loan and the expense from other financial services not exceeding RMB10 billion (including accrued interests) and RMB50 million in total per year to the Group respectively.

For more detailed information on this continuing connected transaction, please refer to the announcements of the Company dated 26 August 2011 and 24 August 2012 and the circular dated 12 October 2012.

Independent Auditors' Report

To the shareholders of Aluminum Corporation of China Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 120 to 328, which comprise the consolidated and company statements of financial position as at 31 December 2014, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2014, and of the Group's loss and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

22/F, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong
25 March 2015

Statements of Financial Position

31 December 2014
(Amounts expressed in thousands of RMB unless otherwise stated)
		Group		Company

		31 December	31 December	31 December	31 December
	Note	2014	2013	2014	2013

ASSETS

Non-current assets
Intangible assets	6	10,977,959	10,852,397	3,638,375	3,714,547
Property, plant and equipment	7	94,032,375	100,605,972	44,064,328	51,177,085
Land use rights and
leasehold land	8	3,274,428	2,743,966	1,102,498	1,123,496
Investments in subsidiaries	9	-	-	25,491,924	24,389,271
Investments in joint ventures	10(a)	2,525,747	2,314,841	1,151,923	1,151,923
Investments in associates	10(b)	4,840,968	4,587,818	1,067,463	1,027,213
Available-for-sale
financial investments	11	74,850	82,112	7,000	7,000
Deferred tax assets	12	952,057	1,793,310	291,822	1,202,232
Other non-current assets	13	12,479,204	13,461,217	3,927,933	4,929,136

Total non-current assets		129,157,588	136,441,633	80,743,266	88,721,903

Current assets
Inventories	14	22,441,448	23,535,948	11,089,803	12,265,310
Trade and notes receivables	15	5,312,575	6,156,605	1,905,978	2,031,265
Other current assets	16	13,031,669	20,946,992	8,952,811	9,668,236
Financial assets at fair
value through profit or loss	3.2	120,901	23	-	-
Available-for-sale
financial investments	11	4,635,600	-	2,525,600	-
Restricted cash and
time deposits	17	1,663,590	1,044,158	252,459	316,362
Cash and cash equivalents	17	16,268,600	11,381,695	7,567,985	4,890,967

Total current assets		63,474,383	63,065,421	32,294,636	29,172,140

Total assets		192,631,971	199,507,054	113,037,902	117,894,043

EQUITY AND LIABILITIES
EQUITY
Equity attributable to owners of the parent
Share capital	18	13,524,488	13,524,488	13,524,488	13,524,488
Other reserves:	19	19,640,292	19,505,450	21,148,051	21,148,228
(Accumulated losses)/retained earnings
- proposed final dividend in this year	35	-	-	-	-
- others		(4,889,093)	11,327,787	(12,228,419)	868,753

		28,275,687	44,357,725	22,444,120	35,541,469

Non-controlling interests		11,353,155	9,344,394	-	-

Total equity		39,628,842	53,702,119	22,444,120	35,541,469

LIABILITIES

Non-current liabilities
Interest-bearing loans and borrowings	20	44,769,211	46,294,828	23,940,172	23,904,618
Other non-current liabilities	22	2,937,087	1,684,376	1,317,175	492,732
Deferred tax liabilities	12	1,061,265	1,088,150	-	-

Total non-current liabilities		48,767,563	49,067,354	25,257,347	24,397,350

EQUITY AND LIABILITIES
LIABILITIES
Current liabilities
Financial liabilities at fair value through profit or loss	3.1/3.2	29,384	1,947	-	-
Interest-bearing loans and borrowings	20	75,167,251	73,348,346	53,174,693	47,374,620
Other payables and accrued liabilities	23	13,211,160	10,860,109	6,369,227	5,687,154
Trade and notes payables	24	15,748,351	12,401,650	5,792,515	4,893,450
Income tax payable		79,420	125,529	-	-

Total current liabilities		104,235,566	96,737,581	65,336,435	57,955,224

Total liabilities		153,003,129	145,804,935	90,593,782	82,352,574

Total equity and liabilities		192,631,971	199,507,054	113,037,902	117,894,043

Net current liabilities		40,761,183	33,672,160	33,041,799	28,783,084

Total assets less current liabilities		88,396,405	102,769,473	47,701,467	59,938,819

The accompanying notes are an integral part of these financial statements.

Ge Honglin	Xie Weizhi

Director	Chief Financial Officer

Consolidated Statement of Comprehensive Income

Year ended 31 December 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

	Note	2014	2013

Continuing operations
Revenue	5	141,772,292	169,431,235
Cost of sales		(141,138,806)	(166,679,798)

Gross profit		633,486	2,751,437
Selling and distribution expenses	27(a)	(1,753,234)	(1,859,220)
General and administrative expenses	27(b)	(4,832,156)	(2,946,879)
Research and development expenses		(293,766)	(193,620)
Impairment loss on property, plant and equipment	7	(5,679,521)	(501,159)
Government grants	28(a)	823,986	805,882
Other gains, net	28(b)	356,935	7,399,252
Finance income	29	1,047,607	616,576
Finance costs	29	(6,717,945)	(5,849,646)
Share of profits and losses of:
Joint ventures	10(a)	89,510	148,749
Associates	10(b)	350,575	511,869

		(16,608,009)	(1,868,196)

(Loss)/profit before income tax from continuing operations	26	(15,974,523)	883,241

Income tax expense from continuing operations	32	(1,074,910)	(339,551)

(Loss)/profit for the year from continuing operations		(17,049,433)	543,690

Discontinued operation
Profit for the year from the discontinued operation	34	-	207,144

(Loss)/profit for the year		(17,049,433)	750,834

(Loss)/profit attributable to:
Owners of the parent		(16,216,880)	975,246
Non-controlling interests		(832,553)	(224,412)

		(17,049,433)	750,834

(Loss)/profit attributable to owners of the parent arising from:
Continuing operations		(16,216,880)	739,333
Discontinued operation		-	235,913

		(16,216,880)	975,246

Other comprehensive income/(loss), net of tax:
Other comprehensive income/(loss) to be reclassified
to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		64,102	(234,019)

Net other comprehensive income/(loss) to be
reclassified to profit or loss in subsequent periods		64,102	(234,019)

Total other comprehensive income/(loss), net of tax		64,102	(234,019)

Total comprehensive (loss)/income for the year		(16,985,331)	516,815

Total comprehensive (loss)/income for the year attributable to:
Owners of the parent		(16,152,778)	741,227
Non-controlling interests		(832,553)	(224,412)

		(16,985,331)	516,815

Basic and diluted (loss)/earnings per share
attributable to ordinary equity holders of
the parent (expressed in RMB per share)
From continuing operations	33	(1.20)	0.05
From the discontinued operation	33	-	0.02

		(1.20)	0.07

Details of the dividends payable and proposed for the year are disclosed in note 35 to the financial statements.

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes In Equity

Year ended 31 December 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

	Attributable to owners of the parent

		Capital reserves

	Share capital	Capital reserves Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Foreign currency translation reserve	Retained earnings/(accumulated losses)	Total	Non-controlling interests	Total equity
	(note 18)

At 1 January 2014	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,327,787	44,357,725	9,344,394	53,702,119

Loss for the year	-	-	-	-	-	-	(16,216,880)	(16,216,880)	(832,553)	(17,049,433)

Other comprehensive income
for the year
Exchange differences on translation
of foreign operations	-	-	-	-	-	64,102	-	64,102	-	64,102

Total comprehensive income/(loss)
for the year	-	-	-	-	-	64,102	(16,216,880)	(16,152,778)	(832,553)	(16,985,331)

Release of deferred government subsidies	-	-	20,000	-	-	-	-	20,000	-	20,000
Disposal of a subsidiary	-	-	-	-	-	-	-	-	(950)	(950)
Issuance of senior perpetual securities, net of issuance costs (note 38)	-	-	-	-	-	-	-	-	2,461,813	2,461,813
Capital injection from non-controlling shareholders	-	-	-	-	-	-	-	-	694,957	694,957
Increase of equity interest in a subsidiary	-	-	24,061	-	-	-	-	24,061	(24,061)	-
Other appropriation	-	-	-	-	33,404	-	-	33,404	32,046	65,450
Share of reserves of a joint venture and associates (note 10)	-	-	-	-	8,254	-	-	8,254	-	8,254
Share of change in an associate due to passive equity dilution (note 10(b))	-	-	(14,979)	-	-	-	-	(14,979)	-	(14,979)
Senior perpetual securities' distribution	-	-	-	-	-	-	-	-	(224,241)	(224,241)
Dividends paid by subsidiaries to non-controlling shareholders relating to 2013	-	-	-	-	-	-	-	-	(98,250)	(98,250)

At 31 December 2014	13,524,488	13,098,082	674,094	5,867,557	187,858	(187,299)	(4,889,093)	28,275,687	11,353,155	39,628,842

	Attributable to owners of the parent

		Capital reserves

	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Foreign currency translation reserve	Retained earnings	Total	Non- controlling interests	Total equity
	(note 18)

At 1 January 2013	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,353,049	43,807,763	9,963,387	53,771,150

Profit/(loss) for the year	-	-	-	-	-	-	975,246	975,246	(224,412)	750,834

Other comprehensive loss
for the year:
Exchange differences on translation
of foreign operations	-	-	-	-	-	(234,019)	-	(234,019)	-	(234,019)

Total comprehensive (loss)/income
for the year	-	-	-	-	-	(234,019)	975,246	741,227	(224,412)	516,815

Release of deferred government subsidies	-	-	11,800	-	-	-	-	11,800	-	11,800
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	3,801,887	3,801,887
Disposal of discontinued operation	-	-	-	-	-	-	-	-	(324,539)	(324,539)
Disposal and deemed disposal
of subsidiaries	-	965	(257,529)	-	(49)	-	(508)	(257,121)	(6,170,474)	(6,427,595)
Issuance of senior perpetual securities, net of issuance costs (note 38)	-	-	-	-	-	-	-	-	2,122,605	2,122,605
Capital injection from
non-controlling shareholders	-	-	-	-	-	-	-	-	193,908	193,908
Other appropriation	-	-	-	-	38,220	-	-	38,220	(732)	37,488
Share of reserves of a joint venture
and associates (note 10)	-	-	-	-	15,836	-	-	15,836	9,084	24,920
Dividends paid by subsidiaries to
non-controlling shareholders
relating to 2012	-	-	-	-	-	-	-	-	(26,320)	(26,320)

At 31 December 2013	13,524,488	13,098,082	645,012	5,867,557	146,200	(251,401)	11,327,787	44,357,725	9,344,394	53,702,119

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

Year ended 31 December 2014
(Amounts expressed in thousands of RMB unless otherwise stated)
	Note	2014	2013

Net cash flows from operating activities	36	13,773,049	8,251,338

Investing activities
Purchases of intangible assets		(106,077)	(527,409)
Purchases of property, plant and equipment		(8,038,327)	(8,486,568)
Purchases of land use rights and leasehold land		(295,506)	(32,546)
Proceeds from disposal of property, plant and equipment		219,490	489,893
Proceeds from disposal of intangible assets		11,637	-
Proceeds from disposal of a joint venture and an associate		7,993	264,474
Acquisition of subsidiaries, net of cash acquired		-	392,678
Deemed disposal of Jiaozuo Wanfang, net of cash disposed of		-	(190,786)
Proceeds from disposal of subsidiaries and Alumina
Production Line of Guizhou Branch of the Company, net of cash disposed of		3,639,193	1,931,770
Interest received from unpaid disposal proceeds		654,028	-
Proceeds from disposal of Chalco Iron Holdings
Limited ("Chalco Iron Ore"), net of cash disposed of		2,801,901	(8,545)
Investments in joint ventures	10(a)	-	(180,800)
Investments in associates	10(b)	(67,358)	(1,660,485)
Proceeds from disposal of available-for-sale equity investments, net		6,899	5,500
Addition of financial products		(4,635,600)	-
Gain on financial products	28(b)	71,023	18,746
Dividends received		58,929	38,390
Interest received from loans and borrowings to others		155,922	54,742
(Increase)/decrease in restricted cash		(4,000)	15,679
Proceeds from settlement of futures, options and forward foreign exchange contracts, net		181,768	176,106
Payment for acquisition of a subsidiary acquired in prior year		(36,958)	-
Loans to related parties	37	(764,000)	(1,145,341)
Loans repaid by related parties		972,139	1,217,780
Loan to a third party		(68,439)	(196,000)
Deposit for investment projects		-	(79,961)
Assets related government grants received		392,499	295,254
Others		(78,494)	(78,640)

Net cash flows used in investing activities		(4,921,338)	(7,686,069)

Financing activities
Instalment payment of bonds issuance expenses		-	(34,500)
Proceeds from issuance of short-term bonds and
medium-term notes, net of issuance costs		34,892,986	22,936,141
Proceeds from issuance of senior perpetual securities, net of issuance costs		2,461,813	2,122,605
Repayments of short-term bonds and medium-term notes		(26,700,000)	(24,500,000)
Senior perpetual securities' distribution paid		(224,241)	-
Drawdown of short-term and long-term loans		60,225,917	98,090,919
Receipt of loan deposits		-	365,400
Interest of loan deposits received		-	2,928
Repayments of short-term and long-term loans		(70,052,076)	(90,426,022)
Proceeds from government subsidies		25,000	14,001
Proceeds from sale and leaseback transactions		1,768,840	-
Capital elements of finance lease rental payment		(390,433)	-
Capital injection from non-controlling interest		694,957	193,908
Dividends paid by subsidiaries to non-controlling shareholders		(19,273)	(70,363)
Interest paid		(6,750,545)	(6,936,608)
Others		96,314	-

Net cash flows (used in)/from financing activities		(3,970,741)	1,758,409

Net increase in cash and cash equivalents		4,880,970	2,323,678
Cash and cash equivalents at beginning of year		11,381,695	9,063,593
Effect of foreign exchange rate changes, net		5,935	(5,576)

Cash and cash equivalents at 31 December	17	16,268,600	11,381,695

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

31 December 2014
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited (the "Company") () and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and energy products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products and coal products.

The Company is a joint stock company which is domiciled and was established on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange since 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China ("Chinalco") (), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the "IASB"). In addition, these financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance relating to the preparation of financial statements, which for this financial year and the comparative period continue to be those of the predecessor Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the Hong Kong Companies Ordinance (Cap. 622), "Accounts and Audit", which are set out in sections 76 to 87 of Schedule 11 to that Ordinance. The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and financial assets and liabilities at fair value through profit or loss, which have been measured at fair value.

These financial statements are presented in thousands of Chinese Renminbi ("RMB") unless otherwise stated.

Going concern

As at 31 December 2014, the Group's current liabilities exceeded its current assets by approximately RMB40,761 million (31 December 2013: RMB33,672 million). The directors of the Company have considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflows from operating activities in 2015;

*

Unutilised banking facilities of approximately RMB76,657 million as at 31 December 2014, of which amounts totaling RMB71,660 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the consolidated financial statements.

2.2	Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2013, except the adoption of the following new and revised International Financial Reporting Standards ("IFRSs") (which include International Financial Reporting Standards, International Accounting Standards, and Interpretations and amendments) that are effective from 1 January 2014:

	*	Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

	*	IFRIC 21 Levies

	*	Annual Improvements 2010-2012 Cycle

		-	Accounting for Contingent Consideration in a Business Combination - Amendment to IFRS 31[1]

		-	Short-term Receivables and Payables - Amendment to IFRS 13

[1]	Effective from 1 July 2014

The principal effects of adopting these new and revised IFRSs are as follows:

Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of "Currently has a legally enforceable right to set-off" and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and are applied retrospectively. These amendments have no impact on the Group.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21. The adoption of IFRIC 21 Levies has no impact on the Group.

Annual Improvements 2010-2012 Cycle

The IFRS 3 Amendment clarifies that contingent consideration arrangements arising from a business combination that are not classified as equity should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 or IAS 39. The amendment has had no impact on the Group.

The IFRS 13 Amendment clarifies that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. The amendment has had no impact on the Group.

2.3	Issued but not yet effective financial reporting standards and new disclosure requirements under the Hong Kong Companies Ordinance not yet adopted

The Group has not applied the new and revised IFRSs that have been issued but are not yet effective up to the date of issuance of the Group's financial statements. The Group intends to adopt these standards, if applicable, when they become effective.

In addition, the Hong Kong Companies Ordinance (Cap. 622) will affect the presentation and disclosure of certain information in the consolidation financial statements for the year ending 31 December 2015. The Group is in the process of making an assessment of the impact of these changes.

The information about those IFRSs that are expected to be applicable to the Group is as follows:

Amendments to IAS 1 Disclosure Initiative

Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements in five areas, including materiality, disaggregation and subtotals, notes structure, disclosure of accounting policies and presentation of items of other comprehensive income arising from equity accounted investments.

The amendments further encourage entities to apply professional judgement in determining what information to disclose and how to structure the disclosure in the financial statements. The amendments is effective for annual periods beginning on or after 1 January 2016.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Group's financial assets, but no impact on the classification and measurement of the Group's financial liabilities.

Amendments to IFRS 10 and IAS 28 (2011)

The amendments to IFRS 10 and IAS 28 (2011) address an inconsistency between the requirements in IFRS 10 and in IAS 28 (2011) in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor's profit or loss only to the extent of the unrelated investor's interest in that associate or joint venture. The amendments are to be applied prospectively. The Group expects to adopt the amendments from 1 January 2016.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after 1 July 2014. It is not expected that this amendment would be relevant to the Group, since none of the entities within the Group has defined benefit plans with contributions from employees or third parties.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after 1 January 2017 with early adoption permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group as the Group does not have any bearer plants.

Amendments to IAS 27 Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments will not have any impact on the Group's consolidated financial statements.

Annual improvements 2010-2012 Cycle

These improvements are effective for annual periods beginning on or after 1 July 2014 and are not expected to have a material impact on the Group. They include:
IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

*

An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are "Similar";

*

The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortisation is the difference between the gross and carrying amounts of the asset.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

Annual improvements 2011-2013 Cycle

These improvements are effective for annual periods beginning on or after 1 July 2014. They include:

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). The amendment is not expected to have any impact to the Group.

IAS 40 Investment Property

The description of ancillary services in IAS 40 differentiates between investment property and owner-occupied property (i.e., property, plant and equipment). The amendment is applied prospectively and clarifies that IFRS 3, and not the description of ancillary services in IAS 40, is used to determine if the transaction is the purchase of an asset or business combination. The amendment is not expected to have any impact to the Group.

2.4	Consolidation

The consolidated financial statements comprise of the financial statements of the Company and all of its subsidiaries for the year ended 31 December 2014. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

*	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

*	Exposure, or rights, to variable returns from its involvement with the investee; and

*	The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights result in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

*	The contractual arrangement with the other vote holders of the investee;

*	Rights arising from other contractual arrangements; and

*	The Group's voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income ("OCI") are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

*	Derecognises the assets (including goodwill) and liabilities of the subsidiary;

*	Derecognises the carrying amount of any non-controlling interests;

*	Derecognises the cumulative translation differences recorded in equity;

*	Recognises the fair value of the consideration received;

*	Recognises the fair value of any investment retained;

*	Recognises any surplus or deficit in profit or loss; and

*

Reclassifies the parent's share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities.

(a)	Merger accounting for business combinations under common control

The consolidated financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties' perspective. No amount is recognised in consideration for goodwill or excess of the acquirers' interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination, to the extent of the continuation of the controlling party's interest.

The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

Transaction costs, including professional fees, registration fees, costs of furnishing information to shareholders, costs or losses incurred in combining operations of the previously separate businesses etc., incurred in relation to the common control combination that is to be accounted for by using merger accounting are recognised as expenses in the period in which they are incurred.

(b)	Acquisition method of accounting for other business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group, other than common control combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognised amounts of the acquiree's identifiable net assets. The excess of the consideration transferred, the amount recognised for non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in profit or loss.

If the business combination is achieved in stages through multiple transactions, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

(c)	Subsidiaries

A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	the contractual arrangement with the other vote holders of the investee;

(b)	rights arising from other contractual arrangements; and

(c)	the Group's voting rights and potential voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Inter-company transactions, balances, income and expenses on transactions between group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognised in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's statement of financial position, as permitted under IFRS 1, the investments in subsidiaries acquired prior to 1 January 2008, being the date of transition to IFRS, are stated at deemed cost as required under the previously adopted accounting standards. Subsidiaries acquired after that date that are not classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

When the Company loses control of a subsidiary in multiple arrangements (transactions), which indicate that the multiple arrangements is a single transaction, the multiple arrangements are accounted for as a single transaction.

(d)	Investments in joint ventures and associates

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries.

The Group's investments in associates and joint ventures are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognised at cost. The carrying amount of the investment is adjusted to recognise changes in the Group's share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint venture is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment.

The statement of comprehensive income reflects the Group's share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group's OCI. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group's share of profit or loss of an associate and a joint venture is shown on the face of the statement of comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognise an impairment loss on its investment in its associate or joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, then recognises the loss as "Share of profit of an associate and a joint venture" in the statement of comprehensive income.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and the proceeds from disposal is recognised in profit or loss.

The Company's investments in associates and joint ventures are classified as non-current assets and are stated at cost less any impairment losses. The results of associates and joint ventures are included in the Company's statement of profit or loss to the extent of dividends received and receivable.

When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-makers, who are responsible for allocating resources and assessing performance of the operating segments, have been identified as the presidents of the Company that make strategic decisions.

2.6	Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person's family and that person:

	(i)	has control or joint control over the Group;

	(ii)	has a significant influence over the Group; or

	(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

	(i)	the entity and the Group are members of the same group;

	(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

	(iii)	the entity and the Group are joint ventures of the same third party;

	(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

	(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

	(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

	(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

2.7	Fair value measurement

The Group measures its derivative financial instruments and available-for-sale financial investments at fair value at the end of each reporting period. Also, fair values of financial instruments measured at amortised cost are disclosed in note 3.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

*	In the principal market for the asset or liability; or

*	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	-	Based on quoted (unadjusted) market prices in active markets for identical assets or liabilities
Level 2	-	Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
Level 3	-	Based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.8	Foreign currency translation

	(a)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional currency and the Group's presentation currency.

	(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within "finance costs, net", All other foreign exchange gains and losses are presented in "other gains, net" in profit or loss.

Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

(c)	Group companies

The results and financial positions of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities in each statement of financial position presented are translated at the closing rates at the end of the reporting period;

(ii)

income and expenses in each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates at the dates of the transactions); and

(iii)

all resulting exchange differences are recognised in other comprehensive income. Upon disposal of a foreign operation, the other comprehensive income related to the foreign operation is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in other comprehensive income.

2.9	Property, plant and equipment (including construction in progress)

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognised. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs over their estimated useful lives down to their residual values, as follows:

Buildings	8 - 45 years
Machinery	3 - 30 years
Transportation facilities	6 - 10 years
Office and other equipment	3 - 10 years

The assets' depreciation method, residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of the asset and are recognised within "other gains, net" in profit or loss.

Construction in progress ("CIP") represents buildings under construction, and plant and equipment pending for installation, and is stated at cost less accumulated impairment losses. Cost comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for their intended use that are eligible for capitalisation. CIP is transferred to property, plant and equipment when the CIP is ready for its intended use.

2.10	Intangible assets

	(a)	Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the consideration transferred over the fair value of the Group's share of the net identifiable assets of the acquiree at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(b)	Mining rights and mineral exploration rights

The Group's mineral exploration rights and mining rights relate to coal, bauxite and other mines.

(i)	Recognition

Mineral exploration rights and mining rights are initially recorded at the cost which includes the acquisition consideration, qualifying exploration and other direct costs. The mineral exploration rights are stated at cost less any impairment, and the mining rights are stated at cost less any amortisation and impairment.

(ii)	Reclassification

Mineral exploration rights are converted to mining rights when technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Mineral exploration rights are subject to amortisation when the mineral exploration rights are converted to mining rights and commercial production has commenced.

The Group assesses the stage of each mine under construction to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria, such as completion of a reasonable period of testing of the mine and equipment, ability to produce in saleable form (within specifications) and ability to sustain ongoing production to assess when a mine is substantially complete and ready for its intended use.

(iii)	Amortisation

Amortisation of bauxite and other mining rights (except for coal mining rights) is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mineable period of natural resources. Estimated mineable periods of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortised on a unit-of-production basis over the economically recoverable reserves evaluated based on the reserves estimated in accordance with the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) of the mine concerned.

(iv)	Impairment

An impairment review is performed when there are indicators that the carrying amount of the mineral exploration rights and mining rights may exceed their recoverable amounts. To the extent that this occurs, the excess is fully provided as impairment loss.

(c)	Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives, which do not exceed 10 years. Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

(d)	Periodic review of the useful life and amortisation method

For intangible assets with finite useful life, the estimated useful life and amortisation method are reviewed annually at the end of each reporting period and adjusted when necessary.

2.11	Research and development costs

Research and development expenditures are classified as research expenditures and development expenditures according to the nature of the expenditures and whether there is significant uncertainty of development activities transforming to assets.

Research expenditures are recognised in profit or loss for the current period. Development expenditures are recognised as assets when all of the following criteria are met:

(i)	it is technically feasible to complete the asset so that it will be available for use or sale;

(ii)	management intends to complete the asset and intends and has the ability to use or sell it;

(iii)	it can be demonstrated that the asset will generate probable future economic benefits;

(iv)	there are adequate technical, financial and other resources to complete the development of the asset and management has the ability to use or sell the asset; and

(v)	the expenditure attributable to the asset during its development phase can be reliably measured.

Development expenditures that do not meet the criteria above are recorded in profit or loss for the current period as incurred. Development expenditures that have been recorded in profit or loss in previous periods will be not recognised as assets in subsequent periods. Capitalised development expenditures are included in property, plant and equipment and intangible assets as appropriate according to their natures.

2.12	Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (for example goodwill or intangible assets not ready to use), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

2.13	Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sales transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups (other than financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised.

2.14	Financial assets

	(a)	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available-for-sale financial investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are expected to be settled within 12 months; otherwise, they are classified as non-current.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets.

(iii)	Available-for-sale financial investments

Available-for-sale financial investments are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade date, that is the date that the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial investments and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

Gains or losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in profit or loss within "other gains, net" in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of other income when the Group's right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale financial investments are recognised in other comprehensive income.

When securities classified as available-for-sale financial investments are sold or impaired, the accumulated fair value adjustments recognised in equity are included in profit or loss as "other gains, net"

Interest on available-for-sale securities calculated using the effective interest method is recognised in profit or loss as part of other income. Dividends on available-for-sale equity instruments are recognised in profit or loss as "other income" when the Group's right to receive payments is established.

(c)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e. removed from the Group's consolidated statement of financial position) when:

* the rights to receive cash flows from the asset have expired; or

* the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

(d)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale financial investments, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the statement of profit or loss - is removed from other comprehensive income and recognised in the profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss.

The determination of what is "significant"or "prolonged" requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as financial assets carried at amortised cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortised cost and the current fair value, less any impairment loss on that investment previously recognised in the profit or loss. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. Impairment losses on debt instruments are reversed through the profit or loss if the subsequent increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in the profit or loss.

2.15	Financial liabilities

(a)	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

The Group's financial liabilities include financial liabilities at fair value through profit or loss and loans and borrowings.

(b)	Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in profit or loss.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of repurchasing in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognised in profit or loss. The net fair value gain or loss recognised in profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the date of initial recognition and only if the criteria of IAS 39 are satisfied.

(c)	Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

2.16	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

2.17	Inventories

Inventories comprise raw materials, work-in-progress, finished goods, spare parts and packaging materials and others, and are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Work-in-progress and finished goods comprise materials, direct labour and an appropriate proportion of all production overhead expenditure (based on normal operating capacity). Borrowing costs are excluded.

Provision for impairment of inventories is usually determined by the excess of cost over net realisable value and recorded in profit or loss. Net realisable values are determined based on the estimated selling price less estimated conversion costs, selling expenses and related taxes in the ordinary course of business. Provision for or reversal of provision for impairment of inventories is recognised within "cost of sales" in profit or loss.

2.18	Trade and notes receivables and other receivables

Trade and notes receivables and other receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of these receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.

Trade and notes receivables and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

2.19	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments (including time deposits) with original maturities of three months or less. Bank overdrafts, if any, are shown as borrowings in current liabilities in the statement of financial position.

Time deposits and other cash investments with original maturities of more than three months are excluded from cash and cash equivalents.

2.20	Government grants

Government grants are recognised when the Group fulfils the conditions attached to them and there is reasonable assurance that the grant will be received. When the government grant is in the form of monetary assets, it is measured at the actual amount received. When the grant is provided based on a pre-determined rate, it is measured at the fair value of the amount receivable.

Asset-related government grants are recognised when the government document designates that the government grants are used for constructing or forming long-term assets. If the government document is inexplicit, the Company should make a judgement based on the basic conditions to obtain the government grants, and recognises them as asset-related government grants if the conditions are constructing or forming long-term assets. Otherwise, the government grants should be income-related.

Asset-related government grants are recognised as deferred income and are amortised evenly in profit or loss over the useful lives of the related assets.

Income-related government grants that are used to compensate subsequent related expenses or losses of the Group are recognised as deferred income and recorded in profit or loss when the related expenses or losses are incurred. When the grant used to compensate expenses or losses that were already incurred, they are directly recognised in profit or loss for the current period.

2.21	Trade and notes payables and other payables

Trade and notes payables and other payables are mainly obligations to pay for goods, equipment or services that have been acquired in the ordinary course of business from suppliers and service providers. These payables are classified as current liabilities if they are due within one year or less (or in the normal operating cycle of the business if longer).

2.22	Employee benefits

Employee benefits mainly include salaries, bonuses, allowances and subsidies, pension insurance, social insurance and housing funds, labour union fees, employees' education fees and other expenses related to the employees for their services. The Group recognises employee benefits as liabilities during the accounting period when employees rendered the services and allocates the related cost of assets and expenses based on different beneficiaries.

(a)	Bonus plans

The expected cost of bonus plan is recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b)	Retirement benefit obligations

The Group primarily pays contributions on a monthly basis to participate in a pension plan organised by relevant municipal and provincial governments in the PRC. In 2014, the Group made monthly contributions at the rate of 20% (2013: 20%) of the qualified employees' basic salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(c)	Other social insurance and housing funds

The Group provides other social insurance and housing funds to the qualified employees in the PRC based on certain percentages of their salaries. These percentages are not to exceed the upper limits of the percentages prescribed by the Ministry of Human Resources and Social Security of the PRC. These benefits are paid to social security organisations and the amounts are expensed as incurred. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services.

(d)	Termination benefit obligations and early retirement benefit obligations

Termination and early retirement benefit obligations are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy and/or early retirement in exchange for these benefits. The Group recognises termination and early retirement benefit obligations when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy and/or early retirement. The specific terms vary among the terminated and early retired employees depending on various factors including position, length of service and district of the employees concerned. Benefits falling due for more than 12 months after the end of the reporting period are discounted to their present values.

2.23	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Share of income tax expense of joint ventures and associates are included in "share of profits of joint ventures and associates" Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised using the liability method on temporary differences arising between tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax liability is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.24	Perpetual securities

Perpetual securities are classified as equity if it is non-redeemable, or redeemable only at the issuer's option, and any interests and distributions are discretionary. Interests and distributions on perpetual securities classified as equity are recognised as distributions within equity.

2.25	Revenue recognition

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and when specific criteria have been met for each of the Group's activities (see descriptions below).

(a)	Sales of goods

Revenue from the sales of goods is recognised when the Group has already transferred the significant risks and rewards of ownership of the goods to the buyers, the Group has retained neither continuing managerial involvement nor control over the goods, it is probable that the economic benefits related to the transaction will flow into the Group, and the revenue and related costs incurred can be measured reliably.

If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs, and the related revenue is reported on a net basis.

(b)	Rendering of services

The Group provides machinery processing, transportation and packaging services and other services to third party customers. These services are recognised in the period when the related services are provided.

2.26	Interest income

Interest income is recognised using the effective interest method. When a loan or receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flows discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognised using the original effective interest rate.

2.27	Dividend income

Dividend income is recognised when the right to receive payment is established.

2.28	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

The Group leases certain leasehold lands and property, plant and equipment. Leasehold lands and property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased leasehold land and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance costs is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.29	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

2.30	Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's and Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.31	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

3.	FINANCIAL AND CAPITAL RISKS MANAGEMENT

3.1	Financial risk management

The Group's activities expose it to a variety of financial risks, including market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "Group Treasury") under policies approved by the board of directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close co-operation with the Group's operating units.

(a)	Market risk

(i)	Foreign currency risk

Foreign currency risk primarily arises from certain significant foreign currency deposits, trade and notes receivables, trade and notes payables, receivable from a subsidiary of Chinalco due to disposal of an entity in proceeding year and short-term and long-term loans denominated in United States dollars ("USD"), Australian dollars ("AUD"), Euro ("EUR"), Japanese yen ("JPY") and Hong Kong dollars ("HKD"). Related exposures are disclosed in notes 13, 15, 16, 17 and 20 and 24 to the financial statements, respectively. The Group Treasury closely monitors the international foreign currency market on the change of exchange rates and takes these into consideration when investing in foreign currency deposits and borrowing loans. As at 31 December 2014, the Group only has significant exposure to USD.

As at 31 December 2014, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, net profit for the year would have been approximately RMB238 million (2013: RMB224 million) higher/lower, mainly as a result of foreign exchange gains and losses arising from translation of USD-denominated borrowings and receivables. Profit was less sensitive to the fluctuation in the RMB/USD exchange rates in 2014 than in 2013, mainly due to the decrease in the USD denominated loans.

As the assets and liabilities denominated in other foreign currencies other than USD were minimal relative to the total assets and liabilities of the Group, the directors of the Company are of the opinion that the Group was not exposed to any significant foreign currency risk arising from these foreign currency denominated assets and liabilities as at 31 December 2014 and 2013.

(ii)	Cash flow and fair value interest rate risk

As at 31 December 2014, as the Group has no significant interest-bearing assets except for bank deposits (note 17), entrusted loans (note 16), receivables arising from disposal of subsidiaries, business and assets (note 13 and note 16) and a prepayment paid to a supplier (note 13), the Group's income and operating cash flows are substantially independent of changes in market interest rates.

Most of the bank deposits are maintained in savings and time deposit accounts in the PRC. The interest rates are regulated by the People's Bank of China and the Group Treasury closely monitors the fluctuation on such rates periodically. The interest rates of entrusted loans and a deposit paid to a supplier are fixed, the interest rate of the receivables from disposal of subsidiaries, business and assets to Chinalco is the rate of one-year bank loan determined by People's Bank of China at payment date and the interest rate of the receivables from disposal of an entity to a subsidiary of Chinalco is LIBOR plus 0.9%. As the interest rates applied to the deposits and receivables from disposal of subsidiaries, business and assets were relatively low and the interest rates applied to the entrusted loans and a prepayment paid to a supplier were fixed, the directors of the Company are of the opinion that the Group was not exposed to any significant interest rate risk for its financial assets held as at 31 December 2014 and 2013.

The interest rate risk for the Group' financial liabilities primarily arises from interest-bearing loans. Loans borrowed at floating interest rates expose the Group to cash flow interest rate risk. The exposures to these risks are disclosed separately in note 20. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group Treasury closely monitors market interest rates and maintains a balance between variable rate and fixed rate borrowings in order to reduce the exposures to the interest rate risk described above.

As at 31 December 2014, if interest rates had been 100 basis points (31 December 2013: 100 basis points) higher/lower for bank and other loans borrowed at floating interest rates with all other variables held constant, net profit for the year would have been RMB546 million lower/higher (2013: RMB618 million), respectively, mainly as a result of the higher/lower interest expense on floating rate borrowings.

The fair value interest rate risk of the Group mainly arises from long-term bonds, medium-term notes and short-term bonds issued at fixed rates. As the fluctuation of comparable interest rates of corporate bonds with similar terms was relatively low, the directors of the Company are of the opinion that the Group is not exposed to any significant fair value interest rate risk for its fixed interest rate borrowings held as at 31 December 2014 and 2013.

(iii)	Commodity price risk

The Group uses futures and option contracts to reduce its exposure to fluctuations in the price of primary aluminum and other products. The Group uses the futures contract for hedging other than speculation. With reference to the hedging of primary aluminum, production company hedges the output of primary aluminum and trading company hedges the quantities of buyout and self-supporting.

The Group uses mainly futures contracts and option contracts traded on the Shanghai Futures Exchange and London Metal Exchange ("LME") to hedge against fluctuations in primary aluminum prices. As at 31 December 2014, the fair values of the outstanding futures contracts amounting to RMB121 million (31 December 2013: RMB0.023 million) and RMB4 million (31 December 2013: RMB0.207 million) are recognised in financial assets and financial liabilities at fair value through profit or loss, respectively. As at 31 December 2014, the fair value of outstanding options contracts amounting to RMB25 million (31 December 2013: RMB1.74 million) was recognised in financial liabilities at fair value through profit or loss.

A summary of futures contracts held as at 31 December 2014 is as follows:

	As at 31 December 2014

	Quantity
	(expressed	Contract	Market	Contract
	in tonnes)	value	value	maturity

Primary aluminum:
- long position	44,535	600,762	591,871	January-May 2015
- short position	121,860	1,703,565	1,571,999	February-March 2015

Copper:
- long position	8,900	384,072	379,780	January-March 2015

Zinc:
- long position	1,000	16,444	16,723	January-May 2015
- short position	460	7,700	7,672	January-May 2015

Lead:
- short position	25	340	308	January 2015

Coal:
- long position	90,000	68,568	67,140	September 2015
- short position	52,000	51,148	51,996	January-May 2015

	As at 31 December 2013

	Quantity
	(expressed	Contract	Market	Contract
	in tonnes)	value	value	maturity

Primary aluminum:
- long position	7,850	109,372	109,643	April-June 2014
- short position	8,875	125,608	124,637	January 2014

Copper:
- short position	9,275	468,289	471,606	January - April 2014

Zinc:
- short position	1,300	19,701	19,729	February- March 2014

Lead:
- short position	80	1,151	1,148	January 2014

Silver:
- long position	3,900	16,217	16,130	January- June 2014

Coal:
- short position	18,000	19,427	17,424	January - May 2014

As at 31 December 2014, if the commodity futures prices had increased/decreased by 3% (31 December 2013: 3%) and all other variables held constant, profit for the year would have changed by the amounts shown below:

	2014	2013

Primary aluminum	Decrease/increase	Decrease/increase
	RMB22.053 million	RMB0.337 million
Copper	Increase/decrease	Decrease/increase
	RMB8.545 million	RMB10.611 million
Zinc	Increase/decrease	Decrease/increase
	RMB0.204 million	RMB0.444 million
Lead	Decrease/increase	Decrease/increase
	RMB0.007 million	RMB0.026 million
Silver	-	Increase/decrease
RMB0.363 million
Coal	Increase/decrease	Decrease/increase
	RMB0.341 million	RMB0.392 million

(b)	Credit risk

Credit risk arises from balances with banks and financial institutions, short-term investments, trade and notes receivables, other current and non-current receivables as well as credit exposures of customers, including outstanding receivables and committed transactions. The carrying amounts of short-term invesments and these receivables included in notes 11, 13, 15, 16, and 17 represent the Group's maximum exposure to credit risk in relation to its financial assets. The Company also provided financial guarantees to certain subsidiaries and a joint venture. The guarantees to joint ventures and an assoicate included in note 37 represented the Group's maximum exposure to credit risk in relation to its guarantees.

The Group maintains substantially all of its bank balances and cash and short-term investments in several major state-owned banks in the PRC. With strong support from the PRC government to these state-owned banks, the directors of the Company are of the opinion that there is no significant credit risk on such assets being exposed to losses.

With regard to receivables, the marketing department assesses the credit quality of the customers and their related parties, taking into account their financial positions, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for impairment of receivables has been made in the financial statements. Management does not expect any further losses from non-performance by these counterparties. The Group holds collateral for some entrusted loans. As at 31 December 2014, the Group has the receivables amounting to RMB12,294 million from Chinalco and its subsidiaries which arose from the disposal of subsidiaries, business and assets in 2013. Chinalco and its subsidiaries have settled the receivables and the related interest thereof in accordance with the payment terms. Therefore, the Group believes that there is no material credit risk related to the above-mentioned receivables.

For the year ended 31 December 2014, revenues of approximately RMB24,986 million (2013 from continuing operations: RMB30,255 million) are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. There was no other individual customer from whom the Group has derived revenue of more than 10% of the Group's revenue during the year ended 31 December 2014 and 2013. Thus, the directors of the Company are of the opinion that the Group was not exposed to any significant concentration of credit risk as at 31 December 2014 and 2013.

(c)	Liquidity risk

Cash flow forecast is performed in the operating entities of the Group and aggregated by Group Treasury. The Group Treasury monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. This forecast takes into consideration of the Group's debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements, for example, currency restrictions.

As at 31 December 2014, the Group had total banking facilities of approximately RMB142,051 million of which amounts totalling RMB65,394 million have been utilised as at 31 December 2014. Banking facilities of approximately RMB71,660 million will be subject to renewal during the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at 31 December 2014, the Group had credit facilities through its futures agent at LME amounting to USD120 million (equivalent to RMB734.28 million) (31 December 2013: USD106 million (equivalent to RMB646.27 million)), of which USD57 million (equivalent to RMB346.09 million) (31 December 2013: USD12.79 million (equivalent to RMB77.98 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

Management also monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

The table below analyses the maturity profile of the Group's and the Company's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Group

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at 31 December 2014
Finance lease payable, including
current portion (note 21)	318,103	444,022	910,926	-	1,673,051
Long-term bank and other loans,
including current portion (note 20(a))	6,572,862	3,331,060	11,784,104	10,258,318	31,946,344
Long-term bonds (note 20(b))	-	-	2,000,000	-	2,000,000
Medium-term notes and bonds,
including current portion (note 20(b))	4,000,000	6,900,000	9,400,000	-	20,300,000
Short-term bonds (note 20(d))	23,000,000	-	-	-	23,000,000
Short-term bank and other loans
(note 20)	40,792,689	-	-	-	40,792,689
Interest payables for borrowings	5,783,078	2,516,312	3,488,030	596,089	12,383,509
Financial liabilities at fair value
through profit or loss	29,384	-	-	-	29,384
Financial liabilities included in other
payables and accrued liabilities,
excluding accrued interest (note 23)	8,277,693	-	-	-	8,277,693
Financial liabilities included in other
non-current liabilities (Note)	-	229,704	581,265	359,264	1,170,233
Trade and notes payables (note 24)	15,748,351	-	-	-	15,748,351

	104,522,160	13,421,098	28,164,325	11,213,671	157,321,254

	Group

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at 31 December 2013
Long-term bank and other loans,
including current portion
(note 20(a))	8,328,722	6,299,854	7,631,946	13,042,818	35,303,340
Long-term bonds (note 20(b))	-	-	2,000,000	-	2,000,000
Medium-term notes and bonds,
including current portion
(note 20(b))	2,600,000	4,000,000	13,400,000	-	20,000,000
Short-term bonds (note 20(d))	15,000,000	-	-	-	15,000,000
Short-term bank and other loans
(note 20)	47,146,473	-	-	-	47,146,473
Interest payables for borrowings	6,983,738	2,600,611	4,602,716	761,700	14,948,765
Financial liabilities at fair value
through profit or loss	1,947	-	-	-	1,947
Financial liabilities included in other
payables and accrued liabilities,
excluding accrued interest (note 23)	7,760,271	-	-	-	7,760,271
Financial liabilities included in other
non-current liabilities (Note)	-	192,519	520,630	390,472	1,103,621
Trade and notes payables	12,401,650	-	-	-	12,401,650

	100,222,801	13,092,984	28,155,292	14,194,990	155,666,067

Note:	As disclosed in note 22, as at 31 December 2014, the carrying value of financial liabilities included in other non-current liabilities is RMB771 million (31 December 2013: RMB767 million).
	Company

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at 31 December 2014
Long-term bank and other loans,
including current portion (note 20(a))	3,307,541	847,541	4,946,800	310,000	9,411,882
Long-term bonds (note 20(b))	-	-	2,000,000	-	2,000,000
Medium-term notes and bonds,
including current portion (note 20(b))	4,000,000	6,900,000	9,000,000	-	19,900,000
Short-term bonds (note 20(d))	23,000,000	-	-	-	23,000,000
Short-term bank and other loans
(note 20)	22,335,000	-	-	-	22,335,000
Interest payables for borrowings	3,626,516	1,292,793	1,016,200	17,497	5,953,006
Financial liabilities included in other
payables and accrued liabilities,
excluding accrued interest (note 23)	4,641,019	-	-	-	4,641,019
Trade and notes payables (note 24)	5,792,515	-	-	-	5,792,515

	66,702,591	9,040,334	16,963,000	327,497	93,033,422

	Company

	Within	1 to	2 to	Over
	1 year	2 years	5 years	5 years	Total

As at 31 December 2013
Long-term bank and other loans,
including current portion (note 20 (a))	4,291,469	3,124,469	927,939	932,000	9,275,877
Long-term bonds (note 20(b))	-	-	2,000,000	-	2,000,000
Medium-term notes and bonds,
including current portion (note 20(b))	2,000,000	4,000,000	13,000,000	-	19,000,000
Short-term bonds (note 20(d))	15,000,000	-	-	-	15,000,000
Short-term bank and other loans
(note 20(a))	25,810,000	-	-	-	25,810,000
Interest payables for borrowings	4,295,607	1,277,313	1,674,712	54,429	7,302,061
Financial liabilities included in other
payables and accrued liabilities,
excluding accrued interest (note 23)	4,327,838	-	-	-	4,327,838
Trade and notes payables	4,893,450	-	-	-	4,893,450

	60,618,364	8,401,782	17,602,651	986,429	87,609,226

3.2	Financial instruments

(a)	Financial instruments by category

The carrying amounts of each of the categories of financial instruments of the Group as at the end of the reporting period are as follows:

	Group
Financial assets	31 December 2014

	Financial
	assets at		Available-
	fair value		for-sale
	through	Loans and	financial
	profit or loss	receivables	investments	Total

Current

Trade and notes receivables	-	5,312,575	-	5,312,575
Available-for-sale
financial investments	-	-	4,635,600	4,635,600
Financial assets at fair value
through profit or loss	120,901	-	-	120,901
Restricted cash and time deposits	-	1,663,590	-	1,663,590
Cash and cash equivalents	-	16,268,600	-	16,268,600
Financial assets included in other
current assets (note 16)	-	6,820,992	-	6,820,992

Subtotal	120,901	30,065,757	4,635,600	34,822,258

Non-current

Available-for-sale
financial investments	-	-	74,850	74,850
Financial assets included in other
non-current assets (note 13)	-	8,393,122	-	8,393,122

Subtotal	-	8,393,122	74,850	8,467,972

Total	120,901	38,458,879	4,710,450	43,290,230

	Group
Financial liabilities	31 December 2014

	Financial
	liabilities at fair	Financial
	value through	liabilities at
	profit or loss	amortised cost	Total

Current

Financial liabilities at fair value
through profit or loss	29,384	-	29,384
Interest-bearing loans and borrowings	-	75,167,251	75,167,251
Financial liabilities included in other
payables and accrued liabilities
(note 23)	-	9,201,623	9,201,623
Trade and notes payables	-	15,748,351	15,748,351

Subtotal	29,384	100,117,225	100,146,609

Non-current

Financial liabilities included in other
non-current liabilities (note 22)	-	771,294	771,294
Interest-bearing loans and borrowings	-	44,769,211	44,769,211

Subtotal	-	45,540,505	45,540,505

Total	29,384	145,657,730	145,687,114

	Group
Financial assets	31 December 2013

	Financial
	assets at		Available-
	fair value		for-sale
	through	Loans and	financial
	profit or loss	receivables	investments	Total

Current

Trade and notes receivables	-	6,156,605	-	6,156,605
Financial assets at fair value
through profit or loss	23	-	-	23
Restricted cash and time deposits	-	1,044,158	-	1,044,158
Cash and cash equivalents	-	11,381,695	-	11,381,695
Financial assets included in other
current assets (note 16)	-	11,670,701	-	11,670,701

Subtotal	23	30,253,159	-	30,253,182

Non-current

Available-for-sale
financial investments	-	-	82,112	82,112
Financial assets included in other
non-current assets (note 13)	-	12,335,194	-	12,335,194

Subtotal	-	12,335,194	82,112	12,417,306

Total	23	42,588,353	82,112	42,670,488

	Group
Financial liabilities	31 December 2013

	Financial
	liabilities at fair	Financial
	value through	liabilities at
	profit or loss	amortised cost	Total

Current

Financial liabilities at fair value
through profit or loss	1,947	-	1,947
Interest bearing loans and borrowings	-	73,348,346	73,348,346
Financial liabilities included in
other payables and accrued liabilities
(note 23)	-	8,486,335	8,486,335
Trade and notes payables	-	12,401,650	12,401,650

Subtotal	1,947	94,236,331	94,238,278

Non-current

Financial liabilities included in other
non-current liabilities (note 22)	-	767,157	767,157
Interest bearing loans and borrowings	-	46,294,828	46,294,828

Subtotal	-	47,061,985	47,061,985

Total	1,947	141,298,316	141,300,263

The carrying amounts of each of the categories of financial instruments of the Company as the end of the reporting period are as follows:

	Company
Financial assets	31 December 2014

		Available-for-
	Loans and	sale financial
	receivables	investments	Total

Current

Trade and notes receivables	1,905,978	-	1,905,978
Restricted cash and time deposits	252,459	-	252,459
Cash and cash equivalents	7,567,985	-	7,567,985
Financial assets included in other
current assets (note 16)	7,888,441	-	7,888,441
Available-for-sale financial investments	-	2,525,600	2,525,600

Subtotal	17,614,863	2,525,600	20,140,463

Non-current

Available-for-sale financial investments	-	7,000	7,000
Financed assets included in other
non-current assets (note 13)	3,539,830	-	3,539,830

Subtotal	3,539,830	7,000	3,546,830

Total	21,154,693	2,532,600	23,687,293

	Company
Financial liabilities	31 December 2014

	Financial
	liabilities at
	amortised cost	Total

Current

Interest-bearing loans and borrowings	53,174,693	53,174,693
Financial liabilities included in other
payables and accrued liabilities (note 23)	5,365,416	5,365,416
Trade and notes payables	5,792,515	5,792,515

Subtotal	64,332,624	64,332,624

Non-current

Interest-bearing loans and borrowings	23,940,172	23,940,172

Total	88,272,796	88,272,796

	Company
Financial assets	31 December 2013

		Available-for-
	Loans and	sale financial
	receivables	investments	Total

Current

Trade and notes receivables	2,031,265	-	2,031,265
Restricted cash and time deposits	316,362	-	316,362
Cash and cash equivalents	4,890,967	-	4,890,967
Financial assets included in other
current assets (note 16)	8,547,223	-	8,547,223

Subtotal	15,785,817	-	15,785,817

Non-current

Available-for-sale financial investments	-	7,000	7,000
Financed assets included in other
non-current assets (note 13)	4,706,745	-	4,706,745

Subtotal	4,706,745	7,000	4,713,745

Total	20,492,562	7,000	20,499,562

	Company
Financial liabilities	31 December 2013

	Financial
	liabilities at
	amortised cost	Total

Current

Interest-bearing loans and borrowings	47,374,620	47,374,620
Financial liabilities included in other payables
and accrued liabilities (note 23)	4,917,666	4,917,666
Trade and notes payables	4,893,450	4,893,450

Subtotal	57,185,736	57,185,736

Non-current

Interest-bearing loans and borrowings	23,904,618	23,904,618

Total	81,090,354	81,090,354

(b)	Fair value and fair value hierarchy

Fair value

The carrying amounts and fair values of the Group's and the Company's financial instruments, other than those with carrying amounts that reasonably approximate to fair values and those carried at fair value, are as follows:

Group

	Carrying amounts		Fair values

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Financial assets

Financial assets included in
other non-current assets
(note 13)	8,393,122	12,335,194	8,703,168	12,335,194

	Carrying amounts		Fair values

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Financial liabilities

Financial liabilities included
in other non-current
liabilities (note 22)	771,294	767,157	771,294	767,157
Long-term interest-bearing
loans and borrowings
(note 20)	44,769,211	46,294,828	44,292,962	45,728,722

	45,540,505	47,061,985	45,064,256	46,495,879

Company

	Carrying amounts		Fair values

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Financial assets

Financial assets included in
other non-current assets
(note 13)	3,539,830	4,706,745	3,769,248	4,706,745

	Carrying amounts		Fair values

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Financial liabilities

Long-term interest-bearing
loans and borrowings
(note 20)	23,940,172	23,904,618	23,390,775	23,769,383

Management has assessed that the fair values of cash and cash equivalents, restricted cash and time deposits, trade and notes receivables, financial assets included in other current assets, entrusted loans, trade and notes payables, financial liabilities included in other payables and accrued liabilities, short-term and current portion of interest-bearing loans and borrowings, interest payable and current portion of long-term payables approximate to their carrying amounts largely due to the short term maturities of these instruments.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

* The fair values of the financial assets included in other non-current assets and financial liabilities included in other non-current liabilities have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

* The fair value of long-term interest-bearing loans and borrowings have been calculated by discounting the expected future cash flows using rates currently available for instruments on similar terms, credit risk and remaining maturities.

The Group's own non-performance risk for financial liabilities included in other non-current liabilities and long-term interest-bearing loans and borrowings as at 31 December 2014 was assessed to be insignificant.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's and the Company's financial instruments:

Assets measured at fair value:

Group

As at 31 December 2014	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial assets at fair value
through profit or loss:
Futures contracts	120,901	-	-	120,901
Short-term investments	-	4,635,600	-	4,635,600

	120,901	4,635,600	-	4,756,501

As at 31 December 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial assets at fair value
through profit or loss:
Futures contracts	23	-	-	23

Liabilities measured at fair value:

Group

As at 31 December 2014	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities at fair value
through profit or loss:
Futures contracts	4,455	-	-	4,455
European option contracts	-	24,929	-	24,929

	4,455	24,929	-	29,384

As at 31 December 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities at
fair value through
profit or loss:
Futures contracts	207	-	-	207
European option contracts	-	1,740	-	1,740

	207	1,740	-	1,947

Assets measured at fair value:

Company

As at 31 December 2014	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Short-term investments	-	2,525,600	-	2,525,600

As at 31 December 2014, the Company has no financial liabilities measured at fair value (31 December 2013 nil).

Assets for which fair values are disclosed:

Group

As at 31 December 2014	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Loans and receivables:
Financial assets included in
other non-current assets	-	8,703,168	-	8,703,168

As at 31 December 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Loans and receivables:
Financial assets included in
other non-current assets	-	12,335,194	-	12,335,194

Company

As at 31 December 2014	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Loans and receivables:
Financial assets included in
other non-current assets	-	3,769,248	-	3,769,248

As at 31 December 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Loans and receivables:
Financial assets included in
other non-current assets	-	4,706,745	-	4,706,745

Liabilities for which fair values are disclosed:

Group

As at 31 December 2014	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at amortised cost:
Financial liabilities included
in other non-current
liabilities	-	771,294	-	771,294
Long-term interest-bearing
loans and borrowings	-	44,292,962	-	44,292,962

	-	45,064,256	-	45,064,256

As at 31 December 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at amortised cost:
Financial liabilities included
in other non-current
liabilities	-	767,157	-	767,157
Long-term interest-bearing
loans and borrowings	-	45,728,722	-	45,728,722

	-	46,495,879	-	46,495,879

Company

As at 31 December 2014	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at amortised cost:
Long-term interest-bearing
loans and borrowings	-	23,390,775	-	23,390,775

As at 31 December 2013	Fair value measurement using

	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total

Financial liabilities
at amortised cost:
Long-term interest-bearing
loans and borrowings	-	23,769,383	-	23,769,383

During the year, the Group and the Company had no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (2013: nil).

3.3	Capital risk management

The Group's capital management objectives are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debts.

Consistent with other entities in the industry, the Group monitors capital on the basis of its gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (excluding deferred tax liabilities and income tax payable) less restricted cash, time deposits and cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt less non-controlling interests.

During 2014 and 2013, the change in sales price of the Group's primary products has adversely impacted on the profitability of the Group. The gearing ratio as at 31 December 2014 is as follows:

	31 December	31 December
	2014	2013

Total liabilities (excluding deferred tax liabilities
and income tax payable)	151,862,444	144,591,256
Less: restricted cash, time deposits and cashand cash equivalents	(17,932,190)	(12,425,853)

Net debt	133,930,254	132,165,403

Total equity	39,628,842	53,702,119
Add: net debt	133,930,254	132,165,403
Less: non-controlling interests	(11,353,155)	(9,344,394)

Total capital attributable to owners of the parent	162,205,941	176,523,128

Gearing ratio	83%	75%

The increase in gearing ratio as at 31 December 2014 mainly resulted from the operating loss in the year.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

Judgements

In the process of applying the Group's accounting policies and preparing the Group's consolidated financial statements, management has made the following judgements, apart from those involving estimates, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Going concern

As set out in note 2.1, the ability of the Group and the Company to continue operations is dependent upon obtaining the necessary borrowings and generating cash inflows from operating activities in order to generate sufficient cash flows to meet its liabilities as they fall due. In the event the Group and the Company are unable to obtain adequate funding, there is uncertainty as to whether the Group and the Company will be able to continue as a going concern. These financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Group and the Company be unable to continue as a going concern.

(b)	Consolidation of an entity in which the Group holds less than a majority of voting rights

Chalco Ningxia Energy Group Limited ("Ningxia Energy") (), a subsidiary acquired by the Company in 2013, owned 28.02% of the equity shares in Ningxia Yinxing Energy Limited ("Yinxing Energy") () until 23 October 2014. On 23 October 2014, Ningxia Energy increased its equity shares in Yinxing Energy up to 57.33% by making a capital injection. On 13 November 2014, Yinxing Energy issued shares to Ningxia Energy and other specified investors which led to the decrease of equity shares of Ningxia Energy in Yinxing Energy to 52.91%.

The Company considers that Ningxia Energy controls Yinxing Energy even though it owns less than 50% of the voting rights before 23 October 2014. This was because Ningxia Energy nominated five out of the six board members of Yinxing Energy and Ningxia Energy was the single largest shareholder of Yinxing Energy with a 28.02% equity interest. Since the date of the acquisition of Ningxia Energy by the Company, the remaining equity shares in Yinxing Energy was widely held by many other shareholders In addition, since the acquisition date, there has been no instances of the other shareholders collaborating to exercise their votes collectively or to outvote Ningxia Energy. Since Ningxia Energy controlled Yinxing Energy before and after the increase in equity interest, this is an equity transaction with no remeasurement gains or losses.

(c)	Significant influence over an entity in which the Group holds less than 20% of voting rights

The Company considers that it has significant influence over Jiaozuo Wanfang Aluminium Co., Ltd. ("Jiaozuo Wanfang") () even though it owns less than 20% of the voting rights. This is because the Company nominates five out of the eleven board members of Jiaozuo Wanfang and the Company is the second-largest shareholder of Jiaozuo Wanfang with a 17.246% equity interest.

(d)	Classification of senior perpetual securities

As set out in note 38, the Group issued USD350 million senior perpetual securities in 2013 and USD400 million senior perpetual securities in 2014. The Group considers that the Group has no contractual obligation to repay their principal or to pay any coupon interests. The 2013 Senior Perpetual Securities and 2014 Senior Perpetual Securities do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distribution declared will be treated as distribution to equity owners.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group's assumptions and estimates are based on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

(a)	Property, plant and equipment and intangible assets - recoverable amount

In accordance with the Group's accounting policy, each asset or cash-generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, an estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash-generating group of assets is measured at the higher of fair value less costs of disposal and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.

Value in use is also generally determined as the present value of the estimated future cash flows of those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors) and operating costs. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact on the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against profit or loss.

The management's estimations, including a sensitivity analysis of key assumptions, are disclosed in note 6 and note 7 to the financial statements.

(b)	Property, plant and equipment and intangible assets - estimated useful lives and residual values

The Group's management determines the estimated useful lives and residual values (if applicable) and consequently the related depreciation/amortisation charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortisation charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives and actual residual values may differ from estimated residual values. Periodic review could result in change in depreciable lives and residual values and therefore change in depreciation/amortisation expense in future periods.

(c)	Estimated impairment of trade and other receivables and inventories

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original repayment terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered as indicators that a trade receivable is impaired. The amount of provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to trade and other receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the consolidated statement of comprehensive income. When a trade and other receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are recognised as income in profit or loss. The impairment is subject to management's assessment at the end of the reporting period, and hence, the provision amount is subject to uncertainty.

In accordance with the Group's accounting policy, the Group's management tests whether inventories suffered any impairment based on estimates of the net realisable value of the inventories. For different types of inventories, it requires the estimation on selling price, costs of conversion, selling expenses and related tax expense to calculate the net realisable value of inventories. For inventories held for executed sales contracts, the management estimates the net realisable value based on the contracted price; for other inventories, the management estimates realisable future price based on the actual prices during the period from the end of the reporting period to the date that these financial statements were approved for issue by the board of directors of the Company and takes into account the nature and balance of inventories and future estimated price trends. For raw materials and work-in-progress, the management has established a model in estimating the net realisable value at which the inventories can be realised in the normal course of business after considering the Group's manufacturing cycles, production capacity and forecasts, estimated future conversion costs and selling prices. The management also takes into account the price or cost fluctuations and other related matters occurring after the end of the reporting period which reflect conditions that existed at the end of the reporting period.

It is reasonably possible that if there is a significant change in circumstances including the Group's business and the external environment, outcomes within the next financial year would be significantly affected.

(d)	Coal reserve estimates and units-of-production depreciation for coal mining rights

External qualified valuation professionals evaluate "economically recoverable reserves" based on the reserves estimated by external qualified exploration engineers in accordance with the PRC standards. The estimates of coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. Economically recoverable reserve estimates are evaluated on a regular basis and have taken into account recent production and technical information about each mine.

(e)	Income tax

The Group estimates its income tax provision and deferred income taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact on the income tax and deferred income tax provisions in the period in which the determination is made.

Deferred tax assets are recognised for unused tax losses and other temporary differences, such as provision for impairment of receivables, inventories and property, plant and equipment and accruals of expenses not yet deductible for tax purposes, to the extent that it is probable that taxable profit will be available against which the losses can be utilised or other temporary difference could be reversed. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of the Group's deferred tax assets at 31 December 2014 was RMB2,403 million (31 December 2013: RMB1,892 million), without taking into consideration the offsetting of balances within the same tax jurisdiction. The amount of unrecognised tax losses at 31 December 2014 was RMB22,564 million (31 December 2013: RMB16,709 million). Further details are contained in note 12 to the financial statements.

An entity shall recognise a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that both of the following conditions are satisfied:

*	the parent, investor or joint venturer is able to control the timing of the reversal of the temporary difference; and

*	it is probable that the temporary difference will not reverse in the foreseeable future.

As at 31 December 2014, the Group recognised the deferred tax liabilities for the taxable temporary differences associated with investments in an overseas subsidiary and a domestic associate. Apart from that, the Group believes that the taxable temporary differences associated with investments in all other subsidiaries, associates and joint ventures satisfy the above criteria and therefore, relevant deferred tax liabilities were not recognised as disclosed in note 12 to the financial statements.

The Group believes it has recorded adequate current tax provision and deferred income taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred income taxation may be necessary which would impact on the Group's results or financial position.

(f)	Goodwill - recoverable amount

In accordance with the Group's accounting policy, goodwill is allocated to the Group's operating segments as it represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is tested for impairment annually by preparing a formal estimate of the recoverable amount. The recoverable amount is estimated as the value in use of the operating segment. Similar considerations to those described above in respect of assessing the recoverable amount of property, plant and equipment also apply to goodwill.

5.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue from continuing operations recognised during the year is as follows:

	Group

	2014	2013

Sales of goods (net of value-added tax)	139,481,210	166,795,663
Other revenue	2,291,082	2,635,572

	141,772,292	169,431,235

Other revenue from continuing operations primarily includes revenue from the sales of scrap and other materials, the supply of heat and water and the provision of machinery processing, transportation and packaging and other services.

(b)	Segment information

The presidents of the Company have been identified as the chief operating decision-makers. They are responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The presidents monitor the business from a product perspective comprising alumina, primary aluminum and energy products which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the presidents is consistent with that applied in these financial statements. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

*

The alumina segment, which consists of the mining and purchasing of bauxite and other raw materials, the refining of bauxite into alumina, and the sale of alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

*

The primary aluminum segment, which consists of the procurement of alumina and other raw materials, supplemental materials and electricity power, the smelting of alumina to produce primary aluminum which is sold to external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

*

The energy segment, which consists of the research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is used within the Group and sold to regional power grid corporations.

*

The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries of the Group and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

*	Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

	Year ended 31 December 2014

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Total revenue	30,705,972	40,422,942	5,242,329	110,107,996	347,935	(45,054,882)	141,772,292
Inter-segment revenue	(24,852,245)	(10,260,057)	(148,158)	(9,761,841)	(32,581)	45,054,882	-

Sales of self-produced
products (Note (i))				27,973,346
Sales of products sourced
from external suppliers				72,372,809

Revenue from
external customers	5,853,727	30,162,885	5,094,171	100,346,155	315,354	-	141,772,292

Segment (loss)/profit
before income tax	(5,968,306)	(6,375,199)	(1,736,365)	658,678	(2,277,457)	(275,874)	(15,974,523)

Income tax expense							(1,074,910)

Loss for the year							(17,049,433)

	Year ended 31 December 2014

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Other items:
Finance income	221,413	42,034	69,419	265,428	449,313	-	1,047,607
Finance costs	(1,277,390)	(1,384,278)	(1,256,195)	(449,456)	(2,350,626)	-	(6,717,945)
Share of profits and losses
of joint ventures	-	-	78,392	-	11,118	-	89,510
Share of profits and losses
of associates	-	(1,446)	281,932	(7)	70,096	-	350,575
Amortisation of land use
rights and leasehold land	(39,034)	(30,239)	(13,976)	(15)	(1,344)	-	(84,608)
Depreciation and amortisation
(excluding the amortisation of
land use rights and
leasehold land)	(3,376,746)	(2,731,498)	(1,196,038)	(6,715)	(73,823)	-	(7,384,820)
Gain/(loss) on disposal of
property, plant and equipment	2,537	(48,434)	437	11	1,305	-	(44,144)
Government grants	112,301	565,790	91,843	34,382	19,670		823,986
Impairment of intangible asset	(23,744)	-	(84,680)	-	-	-	(108,424)
Impairment of property,
plant and equipment	(3,292,425)	(859,866)	(1,479,574)	-	(47,656)	-	(5,679,521)
Impairment of land use
rights and leasehold land	(140,804)	-	-	-	-	-	(140,804)
Change for impairment
of inventories	(43,251)	(590,357)	(87,423)	54,305	330	-	(666,396)
Reversal/(provision) for impairment
of receivables, net	4,321	(2,860)	(61,970)	(81,755)	-	-	(142,264)

Investment addition in associates	-	20,930	27,108	-	40,250	-	88,288
Investment addition
in a joint venture	-	-	121,200	-	-	-	121,200

Capital expenditure in:
Intangible assets	54,165	12	49,325	1,231	1,344	-	106,077
Land use rights and
leasehold land	8,340	284,514	2,652	-	-	-	295,506
Property, plant and equipment
(Note(ii))	3,455,491	2,038,608	2,321,906	117,814	80,702	-	8,014,521

Note:

(i)

The sales of self-produced products include sales of self-produced alumina amounting to RMB13,231 million, sales of self-produced primary aluminium amounting RMB9,979 million, and sales of self-produced other products amounting to RMB4,763 million.

(ii)	The additions in property, plant and equipment under sale and leaseback contract (note 7) are not included in capital expenditure in property, plant and equipment.

	Year ended 31 December 2013

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Total revenue from
continuing operations	33,979,913	49,953,392	5,159,137	137,283,480	788,549	(57,733,236)	169,431,235
Inter-segment revenue	(27,276,190)	(18,068,029)	(261,865)	(11,991,918)	(135,234)	57,733,236	-

Sales of self-produced
products (Note)				31,514,827
Sales of products sourced
from external suppliers				93,776,735

Revenue from external
customers from
continuing operations	6,703,723	31,885,363	4,897,272	125,291,562	653,315	-	169,431,235

Segment (loss)/profit
before income tax from
continuing operations	(1,800,990)	(2,791,974)	948,840	547,086	4,167,769	(187,490)	883,241
Income tax expense from
continuing operations							(339,551)

Profit for the year from
continuing operations							543,690

Other items for
continuing operations:
Finance income	28,132	63,594	68,595	142,705	313,550	-	616,576
Finance costs	(1,095,328)	(1,327,873)	(1,066,896)	(286,968)	(2,072,581)	-	(5,849,646)
Share of profits of joint ventures	-	-	126,326	-	22,423	-	148,749
Share of (losses)/profits of
associates	(2,129)	70,039	377,312	-	66,647	-	511,869
Amortisation of land use rights
and leasehold land	(36,089)	(26,548)	(12,138)	(875)	(1,344)	-	(76,994)
Depreciation and amortisation
(excluding the amortisation
of land use rights and
leasehold land)	(3,169,703)	(2,778,265)	(1,080,293)	(5,748)	(113,642)	-	(7,147,651)
Gain/(loss) on disposal of
property, plant and equipment	134,409	75,384	(699)	-	(37)	-	209,057
Gain on disposal of Alumina
Production Line	33,247	-	-	-	-	-	33,247
Gain on acquisition of a subsidiary	-	-	651,185	-	-	-	651,185

Note:

The sales of self-produced products include sales of self-produced alumina amounting to RMB10,696 million, sales of self-produced primary aluminium amounting RMB15,218 million, and sales of self-produced other products amounting to RMB5,601 million.

	Year ended 31 December 2013

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	segments	elimination	Total

Gain on disposal and
deemed disposal of subsidiaries	-	-	-	-	6,218,010	-	6,218,010
Gain on previously held
equity interest remeasured
at acquisition-date fair value	-	-	53,953	-	-	-	53,953
Impairment of property,
plant and equipment	(68,340)	(284,403)	(118,453)	-	(29,963)	-	(501,159)
Change for impairment
of inventories	(44,359)	128,962	(206,725)	42,714	-	-	(79,408)
Provision for impairment
of receivables, net	(9,611)	(38,705)	(44,211)	(203,997)	(813)	-	(297,337)

Investment addition in associates	506,970	380,000	1,272,205	8,000	-	-	2,167,175
Investment addition
in joint ventures	-	-	397,972	-	-	-	397,972

Capital expenditure of
continuing operations in:
(Note)

Intangible assets	363,258	1,167	162,741	243	-	-	527,409
Land use rights and
leasehold land	-	15,341	3,264	-	-	-	18,605
Property, plant and equipment	3,854,419	3,300,022	1,893,885	46,047	130,599	-	9,224,972

Capital expenditure of the							Discontinued
discontinued operation in:							operation
Intangible assets							-
Land use rights and
leasehold land							1,212
Property, plant and equipment							134,128

Note:	Excluding the non-current assets acquired through acquisition of subsidiaries during the year ended 31 December 2013.
					Corporate
					and other
		Primary			operating
	Alumina	aluminum	Energy	Trading	segments	Total

As at 31 December 2014
Segment assets	72,961,013	47,975,368	36,855,105	20,890,288	25,990,507	204,672,281
Reconciliation:
Elimination of inter-segment receivables						(12,871,264)
Other elimination						(370,006)
Corporate and other unallocated assets:
Deferred tax assets						952,057
Prepaid income tax						248,903

Total assets						192,631,971

Segment liabilities	43,956,572	33,064,438	24,686,868	17,126,630	45,899,200	164,733,708
Reconciliation:
Elimination of inter-segment payables						(12,871,264)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,061,265
Income tax payable						79,420

Total liabilities						153,003,129

					Corporate
					and other
		Primary			operating
	Alumina	aluminum	Energy	Trading	segments	Total

As at 31 December 2013
Segment assets	77,360,555	49,814,666	37,391,588	20,938,887	25,893,873	211,399,569
Reconciliation:
Elimination of inter-segment receivables						(13,638,527)
Other elimination						(298,086)
Corporate and other unallocated assets:
Deferred tax assets						1,793,310
Prepaid income tax						250,788

Total assets						199,507,054

Segment liabilities	44,535,705	26,330,138	23,758,413	17,721,550	45,883,977	158,229,783
Reconciliation:
Elimination of inter-segment payables						(13,638,527)
Corporate and other unallocated liabilities:
Deferred tax liabilities						1,088,150
Income tax payable						125,529

Total liabilities						145,804,935

The Group mainly operates in the mainland of China. Geographical information of the operating segments is as follows:

	Group

	2014	2013

Segment revenue from external customers
from continuing operation
- Mainland China	138,518,445	163,582,496
- Outside of Mainland China	3,253,847	5,848,739

	141,772,292	169,431,235

	Group

	2014	2013

Non-current assets (excluding financial assets
and deferred tax assets)
- Mainland China	119,289,197	121,668,457
- Outside of Mainland China	448,362	562,560

	119,737,559	122,231,017

For the year ended 31 December 2014, revenues of approximately RMB24,986 million (2013 from continuing operations: RMB30,255 million) are derived from entities directly or indirectly owned or controlled by the PRC government including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy segment and trading segments. There was no other individual customer from whom the Group has derived revenue of more than 10% of the Group's revenue during the year ended 31 December 2014 and 2013.

6.	INTANGIBLE ASSETS

	Group

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended 31 December 2014
Opening net carrying amount	2,344,953	6,924,801	1,317,163	265,480	10,852,397
Additions	-	42,150	42,171	21,756	106,077
Transfer from property,
plant and equipment (note 7)	-	385,840	-	38,395	424,235
Reclassification	-	48,222	(48,222)	-	-
Disposals	-	-	-	(10,976)	(10,976)
Amortisation	-	(245,194)	-	(42,105)	(287,299)
Impairment loss	-	(35,420)	-	(73,004)	(108,424)
Currency translation differences	104	735	1,110	-	1,949

Closing net carrying amount	2,345,057	7,121,134	1,312,222	199,546	10,977,959

As at 31 December 2014
Cost	2,345,057	7,964,402	1,312,222	467,440	12,089,121
Accumulated amortisation and impairment	-	(843,268)	-	(267,894)	(1,111,162)

Net carrying amount	2,345,057	7,121,134	1,312,222	199,546	10,977,959

	Group

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended 31 December 2013
Opening net carrying amount	2,362,735	830,650	951,329	115,304	4,260,018
Additions	-	91,177	371,174	65,058	527,409
Transfer from property,
plant and equipment (note 7)	-	22,487	-	10,252	32,739
Acquisition of subsidiaries	14,254	6,233,253	-	122,028	6,369,535
Disposals	-	(3,995)	-	(1,190)	(5,185)
Disposal of discontinued operation	-	-	-	(11,210)	(11,210)
Deemed disposal of a subsidiary	(31,790)	-	-	(3,384)	(35,174)
Amortisation	-	(246,369)	-	(31,371)	(277,740)
Impairment loss	-	-	-	(7)	(7)
Currency translation differences	(246)	(2,402)	(5,340)	-	(7,988)

Closing net carrying amount	2,344,953	6,924,801	1,317,163	265,480	10,852,397

As at 31 December 2013
Cost	2,344,953	7,487,374	1,317,163	420,097	11,569,587
Accumulated amortisation and impairment	-	(562,573)	-	(154,617)	(717,190)

Net carrying amount	2,344,953	6,924,801	1,317,163	265,480	10,852,397

For the year ended 31 December 2014, the amortisation expenses of intangible assets recognised in profit or loss were analysed as follows:

	Group

	2014	2013

Cost of sales	245,194	246,369
General and administrative expenses (note 27(b))	42,105	30,372
Included in discontinued operation	-	999

	287,299	277,740

	Company

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended 31 December 2014
Opening net carrying amount	2,330,945	580,722	740,665	62,215	3,714,547
Transfer from property,
plant and equipment (note 7)	-	3,767	-	28,583	32,350
Reclassification	-	48,222	(48,222)	-	-
Additions	-	-	28,876	-	28,876
Disposal	-	-	-	(153)	(153)
Amortisation	-	(100,147)	-	(13,355)	(113,502)
Impairment loss	-	(23,743)	-	-	(23,743)

Closing net carrying amount	2,330,945	508,821	721,319	77,290	3,638,375

As at 31 December 2014
Cost	2,330,945	973,018	721,319	209,088	4,234,370
Accumulated amortisation and impairment	-	(464,197)	-	(131,798)	(595,995)

Net carrying amount	2,330,945	508,821	721,319	77,290	3,638,375

	Company

			Mineral	Computer
		Mining	exploration	software
	Goodwill	rights	rights	and others	Total

Year ended 31 December 2013
Opening net carrying amount	2,330,945	680,384	384,882	76,771	3,472,982
Transfer from property,
plant and equipment (note 7)	-	22,487	-	2,549	25,036
Additions	-	-	355,783	4	355,787
Disposal	-	(435)	-	-	(435)
Disposal of discontinued operation	-	-	-	(4,378)	(4,378)
Amortisation	-	(121,714)	-	(12,731)	(134,445)

Closing net carrying amount	2,330,945	580,722	740,665	62,215	3,714,547

As at 31 December 2013
Cost	2,330,945	921,029	740,665	181,605	4,174,244
Accumulated amortisation	-	(340,307)	-	(119,390)	(459,697)

Net carrying amount	2,330,945	580,722	740,665	62,215	3,714,547

As at 31 December 2014, the Group has pledged intangible assets at a net carrying value amounting to RMB1,125 million (31 December 2013: RMB799 million) for bank and other borrowings as set out in note 25 to the financial statements.

As at 31 December 2014, the Group was in the process of applying for the certificates of mining rights and mineral exploration rights with carrying value amounting to RMB4,569 million and RMB116 million (31 December 2013: RMB6,174 million and RMB62 million), respectively. There have been no litigation, claims or assessments against the Group for compensation with respect to the use of these rights to date. As at 31 December 2014, the carrying value of these rights only represented approximately 2% of the total asset value of the Group (31 December 2013: 3%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above mining rights and mineral exploration rights, and that there is no material adverse impact on the overall financial position of the Group.

Impairment tests for goodwill

The lowest level within the Group at which goodwill is monitored for internal management purposes is the operating segment level. Therefore, goodwill is allocated to the Group's cash generating units ("CGUs") and groups of CGUs according to operating segments. A summary of goodwill allocated to each segment is presented below:

	Group

	31 December 2014		31 December 2013

		Primary		Primary
	Alumina	aluminium	Alumina	aluminium

Qinghai Branch	-	217,267	-	217,267
Guangxi Branch	189,419	-	189,419	-
Lanzhou Branch	-	1,924,259	-	1,924,259
PT. Nusapati Prima ("PTNP")	14,112	-	14,008	-

	203,531	2,141,526	203,427	2,141,526

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the estimated growth rate of 2% (2013: 2%) not exceeding the long-term average growth rate for the businesses in which the CGU operates. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product costs and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Furthermore, the Group adopts a pre-tax rate of 12.62% (2013: 12.62%) that reflects specific risks related to CGUs and groups of CGUs as the discount rate. The assumptions above are used in analysing recoverable amounts of CGUs and groups of CGUs within operating segments.

The directors of the Company are of the view that, based on its assessment, there was no impairment of goodwill as at 31 December 2014 (31 December 2013: no impairment).

For the Lanzhou Branch, a one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 9% and 11%, respectively. A one percent increase or decrease in estimated growth rate, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 7% and 6%, respectively. A one percent increase or decrease in expected product price, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 5% and 8%, respectively.

For the Qinghai Branch, a one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the recoverable amount of 10% and 12%, respectively. A one percent increase or decrease in estimated growth rate, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 8% and 7%, respectively. A one percent increase or decrease in expected product price, with all other variables held constant, would result in an increase or decrease in the recoverable amount of 12% and 13%, respectively.

Impairment losses for mining rights and computer software and others

Due to the continuous decrease in the price of aluminum, some branches and subsidiaries of the Company generated operating losses in 2014 and indicators of impairment are identified for the CGUs of such branches and subsidiaries of the Company. As set out in note 7, an impairment loss of RMB24 million for mining rights was provided for the CGU of the Chongqing Branch of the Company.

In 2014, due to the depressed silicon market, Ningxia Energy, a subsidiary of the Group, decided to dispose silicon industry related assests, which includes property, plant and equipment, a silicon mining right, computer softwares and other intangible assets. The recoverable amounts of the silicon industry related assets are determined based on the estimated net disposal values of such assets which are estimated based on the quoted prices in active market, less costs of disposal using the technique detailed in note 7. Based on the impairment testing results, Ningxia Energy provided impairment loss of RMB11 million for the silicon mining rights with the recoverable amount of RMB4 million and aggregate impairment loss of RMB73 million for computer softwares and other intangible assets with the aggregate recoverable amount of RMB105 million, respectively.

7.	PROPERTY, PLANT AND EQUIPMENT

	Group

				Office
			Transportation	and other	Construction
	Buildings	Machinery	facilities	equipment	In progress	Total

Year ended 31 December 2014
Opening net carrying amount	27,260,949	56,562,252	1,174,850	147,379	15,460,542	100,605,972
Currency translation differences	(241)	25	20	(1)	10	(187)
Reclassifications	4,182,675	6,485,681	29,590	35,270	(10,733,216)	-
Transfer to intangible
assets (note 6)	-	-	-	-	(424,235)	(424,235)
Transfer to land use rights and
leasehold land (note 8(b))	-	-	-	-	(460,421)	(460,421)
Additions (Note)	209,306	1,961,933	4,266	8,685	7,624,680	9,808,870
Disposals (Note)	(83,637)	(2,300,081)	(35,467)	(3,973)	(439,550)	(2,862,708)
Depreciation	(1,358,999)	(5,336,297)	(219,238)	(40,861)	-	(6,955,395)
Impairment loss	(1,481,329)	(3,520,705)	(28,468)	(1,940)	(647,079)	(5,679,521)

Closing net carrying amount	28,728,724	53,852,808	925,553	144,559	10,380,731	94,032,375

As at 31 December 2014
Cost	42,502,991	98,976,767	2,932,113	512,650	11,658,141	156,582,662
Accumulated depreciation
and impairment	(13,774,267)	(45,123,959)	(2,006,560)	(368,091)	(1,277,410)	(62,550,287)

Net carrying amount	28,728,724	53,852,808	925,553	144,559	10,380,731	94,032,375

	Group

				Office
			Transportation	and other	Construction
	Buildings	Machinery	facilities	equipment	In progress	Total

Year ended 31 December 2013
Opening net carrying amount	28,329,527	51,847,302	1,370,063	128,692	14,572,507	96,248,091
Currency translation differences	2,730	78	69	32	-	2,909
Reclassifications	2,340,721	9,119,164	64,889	31,392	(11,556,166)	-
Transfer to intangible
assets (note 6)	-	-	-	-	(32,739)	(32,739)
Transfer to land use rights
and leasehold land (note 8)	-	-	-	-	(13,941)	(13,941)
Additions	41,447	128,951	7,463	11,864	9,169,375	9,359,100
Acquisition of subsidiaries	1,797,899	12,603,180	93,908	44,489	5,538,432	20,077,908
Disposals	(59,819)	(275,671)	(29,068)	(493)	(153,094)	(518,145)
Disposal of the
discontinued operation	(1,816,953)	(5,754,334)	(33,671)	(22,276)	(1,726,935)	(9,354,169)
Disposal and deemed
disposal of subsidiaries	(855,319)	(2,821,228)	(10,860)	(2,436)	(21,494)	(3,711,337)
Disposal of Alumina Production
Line of Guizhou Branch
of the Company	(1,249,592)	(2,531,255)	(42,595)	(4,695)	(165,758)	(3,993,895)
Depreciation	(1,233,213)	(5,439,461)	(244,800)	(39,177)	-	(6,956,651)
Impairment loss	(36,479)	(314,474)	(548)	(13)	(149,645)	(501,159)

Closing net carrying amount	27,260,949	56,562,252	1,174,850	147,379	15,460,542	100,605,972

As at 31 December 2013
Cost	38,944,699	97,242,671	3,231,939	509,590	16,159,334	156,088,233
Accumulated depreciation
and impairment	(11,683,750)	(40,680,419)	(2,057,089)	(362,211)	(698,792)	(55,482,261)

Net carrying amount	27,260,949	56,562,252	1,174,850	147,379	15,460,542	100,605,972

	Company

				Office
			Transportation	and other	Construction
	Buildings	Machinery	facilities	equipment	In progress	Total

Year ended 31 December 2014
Opening net carrying amount	16,861,148	29,581,180	842,049	65,290	3,827,418	51,177,085
Reclassifications	1,222,726	1,419,473	14,061	29,008	(2,685,268)	-
Transfer to intangible
assets (note 6)	-	-	-	-	(32,350)	(32,350)
Transfer to land use rights and
leasehold land (note 8(b))	-	-	-	-	(157,196)	(157,196)
Additions	27,725	4,048	65	133	1,901,816	1,933,787
Disposals	(69,066)	(329,608)	(28,969)	(3,956)	(240,292)	(671,891)
Depreciation	(863,810)	(2,999,374)	(156,200)	(18,189)	-	(4,037,573)
Impairment loss	(1,448,764)	(2,624,543)	(28,224)	(1,276)	(44,727)	(4,147,534)

Closing net carrying amount	15,729,959	25,051,176	642,782	71,010	2,569,401	44,064,328

As at 31 December 2014
Cost	26,533,644	58,179,768	2,266,778	324,669	2,680,634	89,985,493
Accumulated depreciation
and impairment	(10,803,685)	(33,128,592)	(1,623,996)	(253,659)	(111,233)	(45,921,165)

Net carrying amount	15,729,959	25,051,176	642,782	71,010	2,569,401	44,064,328

	Company

				Office
			Transportation	and other	Construction
	Buildings	Machinery	facilities	equipment	In progress	Total

Year ended 31 December 2013
Opening net carrying amount	19,054,893	32,472,950	1,037,343	71,530	6,399,628	59,036,344
Reclassifications	191,471	4,082,661	48,760	19,123	(4,342,015)	-
Transfer to intangible
assets (note 6)	-	-	-	-	(25,036)	(25,036)
Transfer to land use rights
and leasehold land (note8(b))	-	-	-	-	(13,941)	(13,941)
Additions	6,829	65,947	3,092	568	2,225,718	2,302,154
Disposals	(34,282)	(128,300)	(24,658)	(302)	(78,543)	(266,085)
Disposal of the
discontinued operation	(281,237)	(1,069,295)	(3,990)	(3,194)	(142,673)	(1,500,389)
Disposal of Alumina Production
Line of Guizhou
Branch of the Company	(1,249,592)	(2,531,255)	(42,595)	(4,695)	(165,758)	(3,993,895)
Depreciation	(797,543)	(3,138,132)	(175,480)	(17,740)	-	(4,128,895)
Impairment loss	(29,391)	(173,396)	(423)	-	(29,962)	(233,172)

Closing net carrying amount	16,861,148	29,581,180	842,049	65,290	3,827,418	51,177,085

As at 31 December 2013
Cost	26,107,840	60,574,883	2,560,098	333,513	3,926,639	93,502,973
Accumulated depreciation
and impairment	(9,246,692)	(30,993,703)	(1,718,049)	(268,223)	(99,221)	(42,325,888)

Net carrying amount	16,861,148	29,581,180	842,049	65,290	3,827,418	51,177,085

Note:	The additions and disposals of property, plant and equipment include the additions and disposals under the sale and leaseback contract in this year:

(i)

Following to the sale and leaseback contract signed on 11 February 2014 between Shanxi Huaze Aluminum Co., Ltd. ("Shanxi Huaze")*)(), a 60%-owned subsidiary of the Company, and China Merchants Bank Financial Leasing Co., Ltd. ("CMB Financial Leasing")* (), Shanxi Huaze sold machinery with the net carrying amount of RMB869 million (cost of RMB1,386 million) to CMB Financial Leasing at consideration of RMB869 million, and Shanxi Huaze leased back the machinery under finance lease with a lease term of five years. The minimum lease payment of the finance lease was RMB1,000 million. The machinery is recorded at the inception of the lease at the lower of the fair value of the machinery and the present value of the minimum lease payment amounting to RMB869 million and depreciated over five years which is the shorter of the lease term and the estimated useful lives of the machinery. From the inception of the lease to 31 December 2014, the depreciation amount of the machinery under finance lease is RMB108 million. As at 31 December 2014, the net carrying amount of the machinery under finance lease is RMB761 million.

(ii)

Following to the sale and leaseback contract signed on 29 October 2014 between Chalco Zunyi Alumina Co., Ltd. ("Zunyi Alumina")* (), a 73.28%-owned subsidiary of the Company, and China Industrial Bank Financial Leasing Co., Ltd. ("CIB Financial Leasing")* (), Zunyi Alumina sold machinery with the net carrying amount of RMB623 million (cost of RMB806 million) to CIB Financial Leasing at consideration of RMB600 million, and Zunyi Alumina leased back the machinery under finance lease with a lease term of five years. The minimum lease payment of the finance lease was RMB732 million. The machinery is recorded at the inception of the lease at the lower of the fair value of the machinery and the present value of the minimum lease payment, plus charges directly related to the lease, amounting to RMB621 million and depreciated over five years which is the shorter of the lease term and the estimated useful lives of the machinery. From the inception of the lease to 31 December 2014, the depreciation amount of the machinery under finance lease is RMB8 million. As at 31 December 2014, the net carrying amount of the machinery under finance lease is RMB613 million.

(iii)

Following to the sale and leaseback contract signed on 16 October 2014 between Baotou Aluminum Co., Ltd. ("Baotou Aluminum")* (), a wholly-owned subsidiary of the Company, and Chinalco Finance Company Limited ("Chinalco Finance")* (), a wholly-owned subsidiary of Chinalco. Baotou Aluminum sold machinery with the net carrying amount of RMB391 million (cost of RMB398 million) to Chinalco Finance at consideration of RMB300 million, and Baotou Aluminum leased back the machinery under finance lease with a lease term of three years. The minimum lease payment of the finance lease was RMB331 million. The machinery is recorded at the inception of the lease at the lower of the fair value of the machinery and the present value of the minimum lease payment, plus charges directly related to the lease, amounting to RMB304 million and depreciated over three years which is the shorter of the lease term and the estimated useful lives of the machinery. From the inception of the lease to 31 December 2014, the depreciation amount of the machinery under finance lease is RMB3 million. As at 31 December 2014, the net carrying amount of the machinery under finance lease is RMB301 million.

*	The English names represent the best effort by the management of the Group in translating its Chinese name as it does not have an official English name.

For the year ended 31 December 2014, depreciation expenses recognised in profit or loss are analysed as follows:

	Group

	2014	2013

Cost of sales	7,041,992	6,722,850
General and administrative expenses (note 27(b))	179,813	159,030
Selling and distribution expenses (note 27(a))	31,896	33,457
Included in discontinued operation	-	145,824

	7,253,701	7,061,161

As at 31 December 2014, the Group was in the process of applying for the ownership certificates of buildings with a net carrying value of RMB5,898 million (31 December 2013: RMB5,698 million). There have been no litigation, claims or assessments against the Group for compensation with respect to the use of these buildings to the date of approval of these financial statements. As at 31 December 2014, the carrying value of these buildings only represented approximately 3% of our total asset value (31 December 2013: 3%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above property, plant and equipment, and that there is no material adverse impact on the overall financial position of the Group.

As at 31 December 2014, buildings with a net carrying value of RMB4.1 million (31 December 2013: RMB4.6 million) are situated in Hong Kong.

For the year ended 31 December 2014, interest expenses of RMB533 million (2013 interest expenses from continuing operations: RMB635 million) arising from borrowings attributable to the construction of property, plant and equipment during the year were capitalised at an annual rate of 5.80% to 7.10% (2013: 4.05% to 6.25%) (note 29), and were included in "additions" to property, plant and equipment.

As at 31 December 2014, the Group has pledged property, plant and equipment at a net carrying value amounting to RMB9,249 million (31 December 2013: RMB7,292 million) for bank and other borrowings as set out in note 25 to the financial statements.

As at 31 December 2014, the carrying value of temporary idle property, plant and equipment of the Group is RMB4,139 million (31 December 2013: RMB214 million).

Impairment tests for property, plant and equipment

When any indicators of impairment are identified, property, plant and equipment are reviewed for impairment based on each CGU. The CGU is an individual plant or entity. The carrying value of these individual plants or entities was compared to the recoverable amount of the CGUs, which was based predominantly on value-in-use. Value-in-use calculations use pre-tax cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using the same cash flow projections of the fifth year. Other key assumptions applied in the impairment tests include the expected product price, demand for the products, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopts a pre-tax rate of 10.16% (2013: 10.19%) that reflects specific risks related to CGUs as discount rates. The assumptions above are used in analysing the recoverable amounts of CGUs within operating segments.

Where it is considered more likely than not that an individual property, plant and equipment will be disposed of within the near-term rather than continue to be held and operated by the Group, the recoverable amount is calculated based on the estimated net disposal value of the property, plant and equipment less costs of disposal rather than by reference to its value-in-use. The net disposal value of the property, plant and equipment is estimated based on the quoted price of the property, plant and equipment in active market.

For the year ended 31 December 2014, impairment losses of RMB5,680 million were provided for property, plant and equipment of the Group (2013: RMB501 million).

For the CGUs with indicators of impairment identified while no impaired losses were provided based on the impairment tests, the sensitive analysis is as follows:

Alumina Segment

*

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the estimated recoverable amount of 4.42% and 4.70%, respectively.

*

A one percent increase or decrease in expected product price, with all other variables held constant, would result in an increase or decrease in the estimated recoverable amount of 4.46% and 4.46%, respectively.

*

A one percent increase or decrease in expected product cost, with all other variables held constant, would result in a decrease or increase in the estimated recoverable amount of 3.67% and 3.67%, respectively.

Primary aluminum Segment

*

A one percentage point increase or decrease in the discount rate, with all other variables held constant, would result in a decrease or increase in the estimated recoverable amount of 4.56% and 4.90%, respectively.

*

A one percent increase or decrease in expected product price, with all other variables held constant, would result in an increase or decrease in the estimated recoverable amount of 6.68% and 6.68%, respectively.

*

A one percent increase or decrease in expected product cost, with all other variables held constant, would result in a decrease or increase in the estimated recoverable amount of 5.93% and 5.93%, respectively.

Due to the continuous decrease in the price of aluminum, some branches and subsidiaries of the Company generated operating losses in 2014 and indicators of impairment are identified for the CGUs of such branches and subsidiaries of the Company. Based on the technique detailed in the above paragraphs, impairment losses of RMB2,984 million for property, plant and equipment, RMB24 million for mining rights (note 6), RMB141 million for land use rights (note 8) were provided for the CGU of the Chongqing Branch of the Company with the aggregate recoverable amount of RMB3,209 million, an impairment loss of RMB110 million for property, plant and equipment was provided for the CGU of the Henan Branch of the Company with the recoverable amount of RMB89 million.

In addition, due to the depressed domestic photovoltaic market, an aggregate impairment of RMB340 million for property, plant and equipment was provided for the CGUs of six subsidiaries of Ningxia Energy related to photovoltaic industry, with the aggregate recoverable amount of RMB1,382 million. The recoverable amount is determined based on a value-in-use basis detailed in the above paragraphs.

As set out in note 6, due to the depressed silicon market, in 2014, Ningxia Energy decided to dispose related assets of silicon industry. Accordingly, Ningxia Energy provided aggregate impairment loss of RMB1,140 million for property, plant and equipment relating to silicon industry, with the aggregate recoverable amount of RMB466 million. The recoverable amount is determined based on the estimated net disposal value of each property, plant and equipment less costs of disposal which was determined by the impairment testing result using the technique in the above paragraphs.

In 2014, due to no longer being usable, an aggregate impairment loss of RMB1,106 million was provided for property, plant and equipment which were approved to be disposed in next year with the aggregate recoverable amount of RMB276 million. The recoverable amount is determined based on the estimated net disposal value of each property, plant and equipment less costs of disposal which was determined by the impairment testing result using the technique in the above paragraphs.

8.	LAND USE RIGHTS AND LEASEHOLD LAND

Details of land use rights and leasehold land are as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Finance leases:
In Hong Kong, held on:
Leases between 10 and 50 years	89,555	91,534	-	-

Operating leases:
In the mainland of the PRC, held on:
Leases less than 10 years	71,312	4,041	71,312	4,041
Leases between 10 and 50 years	3,053,158	2,587,633	1,031,186	1,119,455
Leases over 50 years	60,403	60,758	-	-

	3,184,873	2,652,432	1,102,498	1,123,496

	3,274,428	2,743,966	1,102,498	1,123,496

(a)	Finance leases

	Group

	2014	2013

As at 1 January
Cost	108,498	109,845
Accumulated amortisation	(16,964)	(12,584)

Net carrying amount	91,534	97,261

Year ended 31 December
Opening net carrying amount	91,534	97,261
Currency translation differences	607	(3,107)
Amortisation	(2,586)	(2,620)

Closing net carrying amount	89,555	91,534

As at 31 December
Cost	109,227	108,498
Accumulated amortisation	(19,672)	(16,964)

Net carrying amount	89,555	91,534

As at 31 December 2014, finance leases represented leasehold land situated in Hong Kong held under leases of 32 years (31 December 2013: 33 years).

(b)	Operating lease prepayments

	Group		Company

	2014	2013	2014	2013

As at 1 January	2,652,432	2,496,947	1,123,496	1,177,652
Additions	295,506	19,817	-	-
Acquisition of subsidiaries	-	613,738	-	-
Transfer from property,
plant and equipment (note 7)	460,421	13,941	157,196	13,941
Disposals	(660)	(99,088)	-	-
Disposal of the
discontinued operation	-	(267,104)	-	(31,522)
Deemed disposal of
a subsidiary	-	(48,220)	-	-
Amortisation	(82,022)	(77,599)	(37,390)	(36,575)
Impairment loss	(140,804)	-	(140,804)	-

As at 31 December	3,184,873	2,652,432	1,102,498	1,123,496

As at 31 December 2014, the Group was in the process of applying for the certificates of land use rights with a carrying amount of RMB399 million (31 December 2013: RMB359 million). There has been no litigation, claims or assessments against the Group for compensation with respect to the use of and parcels to date. As at 31 December 2014, the carrying value of these land parcels only represented approximately 0.2% of the total asset value of the Group (31 December 2013: 0.2%). Management believes that it is probable that the Group can obtain the relevant ownership certificates from the appropriate authorities. The directors of the Company are of the opinion that the Group legally owns and has the rights to use the above land use rights, and that there is no material adverse impact on the overall financial position of the Group.

For the year ended 31 December 2014, the amortisation expenses of land use rights and leasehold land were recognised in "general and administrative expenses" in profit or loss amounting to RMB85 million (2013 from continuing operations: RMB77 million).

As at 31 December 2014, the Group has pledged land use rights at a net carrying value amounting to RMB409 million (31 December 2013: RMB47 million) for bank and other borrowings as set out in note 25 to the financial statements.

Impairment losses for land use rights

Due to the continuous decrease in the price of aluminum, some branches and subsidiaries of the Company generated operating losses in 2014 and indicators of impairment are identified for the CGUs of such branches and subsidiaries of the Company. Based on the technique detailed in note 7, an impairment loss of RMB141 million for land use rights was provided for the CGU of the Chongqing Branch of the Company.

9.	INVESTMENTS IN SUBSIDIARIES

	Company

	31 December	31 December
	2014	2013

Investment, at cost:
Unlisted company	26,070,253	24,967,600

Less: provision for impairment	(578,329)	(578,329)

	25,491,924	24,389,271

As at 31 December 2014, the investment in Ningxia Energy held by the Company at a net carrying value amounting to RMB5,348 million was pledged for bank and other borrowings as set out in note 25 to the financial statements.

The following is a list of principal subsidiaries as at 31 December 2014:

	Place of
	establishment		Registered and	Business nature and	Effective equity interest held
Name	and operation	Legal status	paid-in capital	scope of operations	by the Group

					2014	2013

Baotou Aluminum (Note (i))	PRC/Mainland	Limited liability	1,668,980	Manufacture and distribution of primary	100%	100%
	of China		company	aluminum, aluminum alloy and carbon
				products

China Aluminum International	PRC/Mainland	Limited liability	Registered capital	Import and export activities	100%	100%
Trading Co., Ltd.	of China	company	1,500,000
("Chalco Trading")			Paid-in capital
() (Note (ii))			1,731,111

Shanxi Huasheng Aluminum	PRC/Mainland	Limited liability	1,000,000	Manufacture and distribution of	51%	51%
Co., Ltd. ("Shanxi Huasheng")	of China	company		primary aluminum, aluminum alloy
()				and carbon-related products

Shanxi Huaze	PRC/Mainland	Limited liability	1,500,000	Manufacture and distribution of	60%	60%
	of China	company		primary aluminum and anode
				carbon products and electricity
				generation and supply

Fushun Aluminum Co., Ltd.	PRC/Mainland	Limited liability	1,430,000	Aluminum smelting, manufacture	100%	100%
("Fushun Aluminum")	of China	company		and distribution of nonferrous
() (Note (iii))				metals

Zunyi Aluminum Co., Ltd.	PRC/Mainland	Limited liability	802,620	Manufacture and distribution of	62.10%	62.10%
()	of China	company		primary aluminum

Zunyi Alumina	PRC/Mainland	Limited liability	1,400,000	Manufacture and distribution of	73.28%	73.28%
	of China	company		alumina

Shandong Huayu Aluminum	PRC/Mainland	Limited liability	1,627,697	Manufacture and distribution of	55%	55%
and Power Co., Ltd.	of China	company		primary aluminum
("Shandong Huayu")
()

Gansu Hualu Aluminum Co., Ltd.	PRC/Mainland	Limited liability	529,240	Manufacture and distribution of	51%	51%
()	of China	company		primary aluminum

Chalco Hong Kong Ltd.	Hong Kong	Limited liability	HKD 849,940	Overseas investments, import and	100%	100%
("Chalco Hong Kong")		company	thousand	export activities
()

Chalco Mining Co., Ltd.	PRC/Mainland	Limited liability	760,000	Manufacture, acquisition and	100%	100%
()	of China	company		distribution of bauxite mines,
				limestone ore, aluminum
				magnesium ore and related
				nonferrous metal products

Shanxi Huaxing Alumina	PRC/Mainland	Limited liability	Registered capital	Manufacture and distribution of	60%	100%
Co., Ltd. ("Shanxi Huaxing")	of China	company	1,850,000	alumina
() (Note (iv))			Paid-in capital
			1,532,000
Gansu Huayang Mining	PRC/Mainland	Limited liability	16,670	Manufacture and distribution of	70%	70%
Development Co., Ltd.	of China	company		coal and other mineral products
()

Chalco Energy Co., Ltd.	PRC/Mainland	Limited liability	Registered capital	Thermoelectricity supply and	100%	100%
("Chalco Energy")	of China	company	539,993	investment management
() (Note (v))			Paid-in capital
			819,993

Ningxia Energy	PRC/Mainland	Limited liability	5,025,800	Thermal power, wind power and	70.82%	70.82%
	of China	company		solar power generation, coal
				mining, and power related
				equipment manufacturing

Guizhou Huajin Aluminum	PRC/Mainland	Limited liability	Registered capital	Manufacture and distribution of	60%	-
Co., Ltd. ("Guizhou Huajin")	of China	company	1,000,000	alumina
() (Note (vi))			Paid-in capital
			720,478

Chalco Hong Kong Investment	Hong Kong	Limited liability	USD1	Bond issuance	100%	100%
Company Limited company

Yinxing Energy (Note (vii))	PRC/Mainland	Limited company	541,633	Operation of wind power, Design,	37.47%	19.84%
	of China			manufacture and distribution of
				wind power and solar power
				equipment

Note:

(i)	In June and November 2014, the Company made capital injections of RMB400 million and RMB225 million in cash in Baotou Aluminum, respectively.

(ii)

In June 2014, the Company made a capital injection of RMB80 million by transferring 40% equity interest in Chalco Nanhai Alloy Co., Ltd. ("Nanhai Alloy") (), a subsidiary of the Company, to Chalco Trading. In September 2014, the Company made an additional capital injection by transferring 100% equity interest in Chalco Material Supply and Marketing Co., Ltd.* (), a subsidiary of the Company, to Chalco Trading, which led to the increase of RMB151 million of paid-in capital of Chalco Trading.

(iii)	In April 2014, the Company made a capital injection of RMB290 million by converting debt to equity in Fushun Aluminium.

(iv)

In September 2014, the Company transferred 40% equity interest in Shanxi Huaxing to Chalco Hong Kong at consideration of RMB1,531 million. In November 2014, Chalco Hong Kong made a capital injection of RMB212 million in cash in Shanxi Huaxing.

(v)	In December 2014, the Company made a capital injection of RMB263 million by transferring 100% equity interest in Shanxi Huayu Energy Investment Co., Ltd.* () to Chalco Energy.

(vi)

In July 2014, Guizhou Huajin was established pursuant to an investment agreement ("the Agreement") signed between the Company and a third party, Hangzhou Jinjiang Group Co., Ltd.* (). According to the Agreement, the Company shall be obliged to make capital injection amounting to RMB600 million in cash and hold 60% equity interest in Guizhou Huajin. As at 31 December 2014, the Company has made a capital injection of RMB421 million and legally owned 60% equity interest in Guizhou Huajin according to the articles of association. Management expected that the Company would fulfill its remaining capital injection obligation amounting to RMB179 million in the year of 2015.

(vii)	As at 31 December 2014, the fair value of the investment in Yinxing Energy, a listed subsidiary of the Group, is RMB2,181 million.

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

	2014	2013

Percentage of equity and voting rights interest
held by non-controlling interests:
Ningxia Energy	29.18%	29.18%
Shandong Huayu	45%	45%

(Loss)/profit for the year allocated to
non-controlling interests:
Ningxia Energy	(550,825)	23,973
Shandong Huayu	(19,940)	16,140

Dividends paid to non-controlling interests:
Ningxia Energy	64,553	12,280

Accumulated balances of non-controlling
interests at 31 December:
Ningxia Energy	3,572,917	3,766,398
Shandong Huayu	766,693	786,992

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

	Ningxia Energy*	Shandong Huayu

2014
Revenue	4,676,461	2,644,227
Total expenses	(6,366,978)	(2,688,539)
Loss for the year	(1,690,517)	(44,312)
Total comprehensive loss for the year	(1,690,517)	(44,312)

Current assets	4,052,484	584,375
Non-current assets	29,611,512	2,480,330
Current liabilities	(6,952,449)	(1,372,077)
Non-current liabilities	(17,417,698)	(385)

Net cash flows from operating activities	2,004,293	589,152
Net cash flows used in investing activities	(1,974,851)	(71,158)
Net cash flows from/(used in) financing activities	76,614	(435,946)

Net increase in cash and cash equivalents	106,141	82,048

	Ningxia Energy*	Shandong Huayu

2013**
Revenue	4,540,160	2,897,899
Total expenses	(4,243,016)	(2,862,033)
Profit for the year	297,144	35,866
Total comprehensive income for the year	297,144	35,866

Current assets	4,415,582	416,976
Non-current assets	29,782,063	2,574,371
Current liabilities	(6,419,782)	(1,242,475)
Non-current liabilities	(17,156,067)	-

Net cash flows from operating activities	2,373,778	336,008
Net cash flows used in investing activities	(2,531,880)	(19,593)
Net cash flows used in financing activities	(829,365)	(371,895)

Net decrease in cash and cash equivalents	(987,467)	(55,480)

*

These numbers for the profit, total expenses, profit for the year, total comprehensive income and cash flows of 2013 represent the activities in the period from the acquisition date of 23 January 2013 to 31 December 2013 in Ningxia Energy.

**	To conform with the current year's presentation, Shanxi Huaze, which was recognised as a subsidiary with material non-controlling interests in 2013 was not included in this list.

10.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(a)	Investments in joint ventures

Movements in investments in joint ventures are as follows:

	Group		Company

	2014	2013	2014	2013

As at 1 January	2,314,841	1,936,950	1,151,923	1,332,950
Addition through acquisition
of a subsidiary	-	217,172	-	-
Capital injections (Note)	121,200	180,800	-	-
Disposal of investment in
a joint venture	-	(127,220)	-	(140,000)
Derecognised investment in
a joint venture	-	(4,500)	-	-
Share of profits and losses
for the year	89,510	148,749	-	-
Share of change in reserves	196	3,917	-	-
Other changes	-	(41,027)	-	(41,027)

As at 31 December	2,525,747	2,314,841	1,151,923	1,151,923

Note:

In June 2014, Chalco Guizhou Mining Co., Ltd.* (), a wholly-owned subsidiary of the Company, made additional capital injection to Guizhou Chalco Hengtaihe Mining Co., Ltd. ("Hengtaihe Mining")* () of RMB121 million by converting debt to equity in proportion to its 49% equity interest in Hengtaihe Mining, which was a major non-cash transaction.

As at 31 December 2014, particulars of the joint ventures of the Group, all of which are unlisted, are as follows:

	Place of
	establishment		Registered and	Business nature and	Effective equity interest held
Name	and operation	Legal status	paid-in capital	scope of operations	by the Group

					2014	2013

Shanxi Jinxin Aluminum Co., Ltd.	PRC/Mainland	Limited liability	20,000	Manufacture and	50%	50%
("Jinxin Aluminum")	of China	company		distribution of primary
() (Note)				aluminum

Guangxi Huayin Aluminum Co. Ltd.	PRC/Mainland	Limited liability	2,441,987	Manufacture and	33%	33%
("Guangxi Huayin")	of China	company		distribution of alumina
()

Shanxi Jiexiu Xinyugou Coal Co., Ltd.	PRC/Mainland	Limited liability	200,000	Coal production	34%	34%
("Xinyugou Coal")	of China	company
()

Shanxi Chengcheng Dongdong	PRC/Mainland	Limited liability	95,000	Coal production	45%	45%
Coal Co., Ltd. ("Dongdong Coal")	of China	company
()

Datong Coal Group Huasheng Wanjie	PRC/Mainland	Limited liability	10,000	Coal production	49%	49%
Coal Co.,Ltd. ("Huasheng Wanjie")	of China	company
(
)

Henan Chalco Lichuang Mining	PRC/Mainland	Limited liability	10,000	Sale of bauxite	49%	49%
Co.,Ltd. ("Chalco Lichuang")	of China	company
()

Ningxia Zhong Ning Power Co., Ltd.	PRC/Mainland	Limited liability	285,600	Thermal power	35.41%	35.41%
("Ningxia Zhong Ning")	of China	company		generation
()

Ningxia Da Tang International Dam	PRC/Mainland	Limited liability	489,691	Thermal power	35.41%	35.41%
Power Co., Ltd. ("Da Tang Power")	of China	company		generation
()

Ningxia Tian Jing Shen Zhou	PRC/Mainland	Limited liability	46,000	Wind power generation	35.41%	35.41%
Wind Power Co., Ltd.	of China	company
("Shen Zhou Power")
()

Hengtaihe Mining	PRC/Mainland	Limited liability	820,000	Coal production	49%	49%
	of China	company

Note:	As at 31 December 2014 and 2013, the Group's investments in Jinxin Aluminum have been fully written down and the Group does not have obligation to share any additional losses of Jinxin Aluminum.

*	The English names of joint ventures represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

The following table illustrates the aggregate financial information of the Group's joint ventures that are not individually material:

	Group

	2014	2013

Share of the joint ventures'profits
and losses for the year	89,510	148,749

Share of the joint ventures' total
comprehensive income	89,510	148,749

Aggregate carrying amount of
the Group's investments in joint ventures	2,525,747	2,314,841

As at 31 December 2014, the proportionate interests of the Group in the joint ventures' capital commitments amounted to RMB75 million (31 December 2013: RMB253 million).

There were no material contingent liabilities relating to the Group's interests in the joint ventures and the joint ventures themselves.

(b)	Investments in associates

Movements in investments in associates are as follows:

	Group		Company

	2014	2013	2014	2013

As at 1 January	4,587,818	17,211,965	1,027,213	3,511,233
Capital injections (Note)	88,288	1,203,570	40,250	-
Addition through acquisition
of a subsidiary	-	963,605	-	-
Transferred to be a subsidiary
through business combination	-	(2,547,579)	-	(2,541,233)
Disposal and deemed
disposal of investments
in associates (Note (vii))	(7,993)	(13,537,162)	-	(128,000)
Other decrease of investment in
an associate (Note (xi))	(111,846)	-	-	-
A subsidiary transferred
to associate	-	1,157,129	-	185,213
Loss of control of a subsidiary	-	15,870	-	-
Share of profits and losses
for the year from:
Continuing operations	350,575	511,869	-	-
Discontinued operation	-	877	-	-
Cash dividends declared (Note (viii))	(58,953)	(38,388)	-	-
Exchange difference	-	(374,941)	-	-
Share of change in an associate
due to passive equity
dilution (Note (ii))	(14,979)	-	-	-
Share of change in reserves	8,058	21,003	-	-

As at 31 December	4,840,968	4,587,818	1,067,463	1,027,213

Note:	During the years ended 31 December 2014 and 2013, the capital injections in the associates of the Group amounting to RMB67 million and RMB844 million, respectively, were made in cash.

In July 2014, the capital injection in an associate of the Group amounting to RMB21 million was made in machinaries.

As at 31 December 2014, the investment in an associate of the Company at a net carrying value amounting to RMB451 million (31 December 2013: RMB473 million) was pledged for bank and other borrowings as set out in note 25 to the financial statements.

As at 31 December 2014, except for Jiaozuo Wanfang which is a listed company, all other associates of the Group are unlisted.

The associates of the Group are as follows:

	Place of
	establishment		Registered and	Business nature and
Name	and operation	Legal status	paid-in capital	scope of operations	Effective equity interest held

					2014	2013

ABC-CA Fund Management	PRC/Mainland	Limited liability	200,000	Investments	15%	15%
Co., Ltd. ("ABC Fund")	of China	company
(
) (Note (i))

Jiaozuo Wanfang (Note (ii))	PRC/Mainland	Limited	1,202,845	Smelting of aluminum,	17.246%	17.75%
	of China	company		manufacture and
				distribution
				of non-ferrous metal

Duofuduo (Fushun) Technology	PRC/Mainland	Limited liability	126,660	Manufacture and	45%	45%
Development Co., Ltd.	of China	company		distribution of fluoride
("Duofuduo")				products
()

Qinghai Province Energy	PRC/Mainland	Limited liability	Registered Capital	Coal production	21%	21%
Development (Group) Co., Ltd.	of China	company	3,555,000
("Qinghai Energy")			Paid-in capital
			(2,725,000
)

Huozhou Coal Electricity Group	PRC/Mainland	Limited liability	50,000	Coal production	21.95%	21.95%
Xingshengyuan Coal	of China	company
Co.,Ltd. ("Xingshengyuan
Coal") (
) (Note (vii))

Shanxi Huatuo Alumina	PRC/Mainland	Limited liability	30,000	Manufacture of	10.6%	10.6%
Co., Ltd. ("Huatuo Alumina")	of China	company		aluminum fabricated
() (Note(ix))				products

Chalco Jinpingguo Foshan	PRC/Mainland	Limited liability	20,000	Sale of non-ferrous	-	40%
Investment Co., Ltd.	of China	company		products and gold
("Jinpingguo Investment")				products, and investments
() (Note(vii))

Hua Neng Ningxia Energy	PRC/Mainland	Limited liability	1,000,000	Electricity generation	28.33%	28.33%
Co., Ltd. ("Hua Neng Energy")	of China	company
()

Hua Dian Ningxia Ling Wu	PRC/Mainland	Limited liability	Registered Capital	Thermal power	24.79%	24.79%
Power Co., Ltd.	of China	company	1,300,000	generation
("Ling Wu Power")			Paid-in capita
()			2,050,239
(Note(iii))

Ningxia Jing Neng Ning	PRC/Mainland	Limited liability	900,000	Thermal power	24.79%	24.79%
Dong Power Co., Ltd.	of China	company		generation
("Ning Dong Power")
() (Note(viii))

Shiqiao Accelerator Yinchuan	PRC/Mainland	Limited liability	40,000	Research and sales of	17.56%	9.3%
Co., Ltd. ("Shiqiao")	of China	company		accelerator
() (Note(x))

Guizhou Yuneng Mining	PRC/Mainland	Limited liability	415,916	Coal production	25%	25%
Co., Ltd. ("yuneng Mining")	of China	company
()

Huozhou Electricity Group	PRC/Mainland	Limited liability	140,000	Coal production	49%	49%
Xuehugou Coal Co., Ltd.	of China	company
("Xuehugou Coal")
(
)

Shanxi Chalco Taiyue New	PRC/Mainland	Limited liability	100,000	Investment and	35%	-
Materials Co., Ltd.	of China	company		construction of aluminum
("Taiyue New Materials")				hydroxide, varieties of
() (Note(iv))				alumina, metal gallium
				and aluminum-
				magnesium flame
				retardants

Guangxi Huazheng	PRC/Mainland	Limited liability	100,000	Project investment of	35%	-
Aluminum Co., Ltd.	of China	company		primary aluminum and
("Huazheng Aluminum")				captive power plant;
() (Note(v))				tenements investment;
				purchase and sale of coal;
				development of
				utilisation of aluminum
				products

Baotou Tiancheng Aluminum	PRC/Mainland	Limited liability	69,770	Manufacture and	30%	-
Co., Ltd. ("Baotou Tiancheng")		company		distribution of aluminum
() (Note(vi))	of China			fabricated products

Note:

(i)	The Company exercises significant influence over ABC Fund through its appointment of a director into the board of directors of ABC Fund.

(ii)

In February and August 2014, Jiaozuo Wanfang issued restricted shares of 32,130,000 and 1,840,000 to the incentive object, respectively, which led to the passive dilution of equity interest of the Company in Jiaozuo Wanfang from 17.75% to 17.246%.

As at 31 December 2014, the fair value of the investment in the listed associate, Jiaozuo Wanfang, is RMB2,096 million.

(iii)

In March 2014, a 70.82% owned subsidiary of the Company, Ningxia Energy made an additional capital injection to Ling Wu Power of RMB27 million in cash in proportion to its 24.79% equity interest in Ling Wu Power.

(iv)

In May 2014, the Company set up Taiyue New Materials with a third party of the Group, Shanxi New Energy Group Co., Ltd.* (). As at 31 December 2014, the Company has made a capital injection of RMB5 million in cash and held a 35% equity interest in Taiyue New Materials.

(v)

In March 2014, the Company set up Huazheng Aluminum with a third party of the Group, Guizhou Gaozheng Shiye Development Co., Ltd.* (). As at 31 December 2014, the Company has made a capital injection of RMB35 million in cash and held a 35% equity interest in Huazheng Aluminum.

(vi)

In July 2014, Baotou Aluminum, a wholly-owned subsidiary of the Company, set up Baotou Tiancheng with a third party of the Group, Beijing Tiancheng Hongye Holding Co., Ltd.* (). As at 31 December 2014, Baotou Aluminum has made a capital injection of RMB21 million in machineries and held a 30% equity interest in Baotou Tiancheng. Since the valuation of the injected machineries had not been completed and the carrying amount and fair value of the machineries are not materially different, Baotou Aluminum recorded the capital injection in the associate with the carrying value of the machineries.

(vii)

In February 2013, Chalco Trading, a wholly-owned subsidiary of the Company, set up Jinpingguo Investment with two third parties of the Group, Pingguo Asia Aluminum Co., Ltd.* () and Guangxi Jinpingguo Aluminum Co., Ltd. ("Jinpingguo Investment")* (). Chalco Trading held a 40% equity interest in Jinpingguo Investment. In May 2014, the board of directors of Jinpingguo Investment approved to liquidate Jinpingguo Investment because the aluminium scrap recycle project development did not produce positive results. As at 31 December 2014, the liquidation has been completed.

(viii)	In 2014, Ning Dong Power declared cash dividends of RMB59 million to Ningxia Energy. As at 31 December 2014, Ningxia Energy has received the dividends in cash.

(ix)

As at 31 December 2014, the Company, through a 51% owned subsidiary, Shanxi Huasheng, indirectly held 10.6% equity interest in Huatuo Alumina and has signifianct influence on Huatuo Alumina. Shanxi Huasheng held 20.78% equity interest in Huatuo Alumina.

(x)

As at 31 December 2014, the Company, through a 70.82% owned subsidiary, Ningxia Energy, indirectly held a 17.56% equity interest in Shiqiao and has signifianct influence on Shiqiao. Ningxia Energy held 24.8% equity interest in Shiqiao.

(xi)

In 2014, the Group agreed with other shareholders of Xingchengyuan Coal to convert the investment in Xingshengyuan Coal to the creditor's rights from Xingshengyuan Coal in proportion to their equity interest in it. As at 31 December 2014, the Group has converted the investment in Xingshengyuan Coal amounting to RMB112 million to the creditor's rights from Xingshengyuan Coal, after which the equity interet in Xingshengyuan Coal held by the Group is constant.

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

The following table illustrates the aggregate financial information of the Group's associates that are not individually material:

	Group

	2014	2013

Share of the associates' profits and
losses from continuing operations	350,575	511,869
Share of the associates' profits and losses
from discontinued operation	-	877
Share of the associates' total comprehensive income	350,575	512,746
Aggregate carrying amount of
the Group's investments in the associates	4,840,968	4,587,818

As at 31 December 2014, the proportionate interests of the Group in the associates' capital commitments amounted to RMB18 million (31 December 2013: RMB39 million).

There were no material contingent liabilities relating to the Group's interests in the associates and the associates themselves.

11.	AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Stated at cost
Unlisted equity investments	74,850	82,112	7,000	7,000

Stated at fair value
Short-term investments	4,635,600	-	2,525,600	-

As at 31 December 2014, unlisted equity investments with a carrying amount of RMB75 million (31 December 2013: RMB82 million) were stated at cost less impairment. The directors of the Company are of the opinion that as these available-for-sale financial investments do not have a quoted market price in an active market and their fair value cannot be reliably measured, therefore, the available-for-sale financial investments are stated as cost. The Group does not intend to dispose them in the near future.

The short-term investments stated at fair value as at 31 December 2014 represented financial products issued by banks. The fair values of the short-term investments have been calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

12.	DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred taxes relate to the same tax authority.

The movements in deferred tax assets and liabilities during the year ended 31 December 2014, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Movements in deferred tax assets:

	Group

	Provision for
	impairment of
	receivables,		Tax
	inventories		deduction
	and property,		on purchases		Unrealised
	plant and	Accrued	of qualified		profit at
	equipment	expenses	equipment	Tax losses	consolidation	Others	Total

As at 1 January 2013	406,422	95,502	64,192	1,484,664	46,226	163,500	2,260,506
Acquisition of subsidiary	29,156	9,165	-	86	19,309	36,930	94,646
Disposal of the discontinued operation	(18,635)	(4,902)	-	(74,277)	-	(7,902)	(105,716)
Deemed disposal of a subsidiary	(39,811)	(5,058)	-	(95,701)	(9,603)	(10,845)	(161,018)
Disposal of Alumina Production Line of
Guizhou Branch of the Company	(9,274)	-	-	-	-	(3,106)	(12,380)
Exchange realignment	-	-	-	(16)	-	(24)	(40)
Credited/(charged) to profit or loss	136,423	(17,784)	4,966	(306,665)	18,889	(20,197)	(184,368)

As at 31 December 2013	504,281	76,923	69,158	1,008,091	74,821	158,356	1,891,630

As at 1 January 2014	504,281	76,923	69,158	1,008,091	74,821	158,356	1,891,630
Write-off of deferred tax assets
previously recognised	-	-	(69,158)	(314,156)	-	-	(383,314)
Credited to profit or loss	548,001	280,678	-	14,739	63,209	(11,849)	894,778

As at 31 December 2014	1,052,282	357,601	-	708,674	138,030	146,507	2,403,094

	Company

	Provision for
	impairment of
	receivables,
	inventories		Tax deduction
	and property,		on purchases
	plant and	Accrued	of qualified
	equipment	expenses	equipment	Tax losses	Others	Total

As at 1 January 2013	295,740	68,278	64,192	1,014,524	197,661	1,640,395
Disposal of the discontinued operation	(12,077)	(1,488)	-	-	-	(13,565)
Disposal of Alumina Production Line
of Guizhou Branch of the Company	(9,274)	-	-	-	(3,106)	(12,380)
Credited/(charged) to profit or loss	94,055	(14,181)	4,966	(322,408)	(83,282)	(320,850)

As at 31 December 2013	368,444	52,609	69,158	692,116	111,273	1,293,600

As at 1 January 2014	368,444	52,609	69,158	692,116	111,273	1,293,600
Credited/(charged) to profit or loss	143,161	(52,609)	(69,158)	(692,116)	(111,273)	(781,995)

As at 31 December 2014	511,605	-	-	-	-	511,605

Movements in deferred tax liabilities:

	Group

							Fair value
							adjustments
		Fair value	Depreciation		Unrealised	Assets of	arising from
	Interest	changes of	and	Asset	taxable	retirement	acquisition	Investment in	Investment in
	capitalisation	financial assets	amortisation	revaluation	losses	obligation	of subsidiaries	a subsidiary	an associate	Total

As at 1 January 2013	89,952	1,490	5,847	338	45,893	-	-	-	-	143,520
Acquisition of subsidiaries	-	-	-	-	-	1,076	1,104,182	-	-	1,105,258
Deemed disposal of a subsidiary	-	-	-	(304)	-	-	-	-	-	(304)
Exchange realignment	-	(24)	-	-	-	-	(680)	-	-	(704)
(Credited)/charged in profit or loss	(7,669)	(1,410)	1,105	(34)	(36,808)	4,004	(20,488)	-	-	(61,300)

As at 31 December 2013	82,283	56	6,952	-	9,085	5,080	1,083,014	-	-	1,186,470

As at 1 January 2014	82,283	56	6,952	-	9,085	5,080	1,083,014	-	-	1,186,470
Exchange realignment	-	-	-	-	-	-	179	-	-	179
(Credited)/charged in profit or loss	(3,272)	29,533	369	-	(9,085)	9,773	(23,070)	1,086,686	234,719	1,325,653

As at 31 December 2014	79,011	29,589	7,321	-	-	14,853	1,060,123	1,086,686	234,719	2,512,302

	Company

	Interest	Investment in
	capitalisation	an associate	others	Total

As at 1 January 2013	89,952	-	25,237	115,189
Credited to profit or loss	(7,668)	-	(16,153)	(23,821)

As at 31 December 2013	82,284	-	9,084	91,368

As at 1 January 2014	82,284	-	9,084	91,368
(Credited)/charged to profit or loss	(3,273)	140,772	(9,084)	128,415

As at 31 December 2014	79,011	140,772	-	219,783

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statement of financial position. The following is an analysis of the deferred tax balances of the Group and the Company for financial reporting purposes:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Net deferred tax assets	952,057	1,793,310	291,822	1,202,232

Net deferred tax liabilities	1,061,265	1,088,150	-	-

As at 31 December 2014, the Group recognised deferred tax liabilities amounting to RMB1,087 million and RMB235 million, respectively, for the taxable temporary differences associated with the investments in Chalco Hong Kong, a subsidiary of the Company, and Jiaozuo Wanfang, an associate of the Company.

As at 31 December 2014, except for Chalco Hong Kong and Jiaozuo Wanfang, the Group has not recognised deferred tax liabilities for taxable temporary differences associated with the investments in all other subsidiaries, joint ventures and associates. The related taxable temporary differences for such investments will be reversed through future distributions or future disposals. The related distributions are non-taxable since all other subsidiaries, joint ventures and associates of the Group are established in China. Further, the Group can control the disposals of these subsidiaries, joint ventures and associates and has no plan to dispose them in the foreseeable future. Therefore, no deferred tax liability was recognised for such taxable temporary differences which amounting to RMB5,592 million (31 December 2013: RMB10,242 million).

As at 31 December 2014, the Group has not recognised deferred tax assets of RMB5,641 million (31 December 2013: RMB4,177 million) in respect of accumulated tax losses amounting to RMB22,564 million (31 December 2013: RMB16,709 million) arising in Mainland China that can be carried forward for offsetting against future taxable income, and deferred tax assets of RMB1,922 million (31 December 2013: RMB668 million) in respect of deductible temporary differences amounting to RMB7,686 million (31 December 2013: RMB2,672 million)_as it was not considered probable that those assets would be realised. The above tax losses will expire in one to five years if unused.

As at 31 December 2014, the expiry profile of these tax losses was analysed as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Expiring in
2014	-	3,349,848	-	2,968,840
2015	106,146	143,718	-	-
2016	369,627	467,089	194,167	-
2017	4,840,206	3,258,398	4,173,473	3,065,236
2018	9,066,562	9,489,630	7,321,864	7,494,714
2019	8,181,448	-	6,107,887	-

	22,563,989	16,708,683	17,797,391	13,528,790

As at 31 December 2014, deferred tax assets amounting to RMB952 million (31 December 2013: RMB1,793 million) were recognised for tax losses and deductible temporary differences carried forward to the extent that the realisation of the related tax benefit is probable. The recognition of these deferred tax assets is supported by forecast of future taxable profits available to the Group.

13.	OTHER NON-CURRENT ASSETS

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Financial assets
- Entrusted loans to a subsidiary	-	-	402,000	-
- Receivables from disposal of
subsidiaries, business and assets	8,195,904	12,288,413	3,137,830	4,706,745
- Other long-term receivables	197,218	46,781	-	-

	8,393,122	12,335,194	3,539,830	4,706,745
Advances and deposits paid
to suppliers (Note (i))	2,463,700	56,000	28,000	56,000
Other prepayments (Note (ii))	811,184	733,776	38,430	38,430
Long-term prepaid expenses (Note (iii))	317,275	281,904	51,064	127,961
Others (Note (iv))	493,923	54,343	270,609	-

	4,086,082	1,126,023	388,103	222,391

	12,479,204	13,461,217	3,927,933	4,929,136

As at 31 December 2014, except for an amount included in receivables from disposal of subsidiaries, business and assets amounting to RMB5,058 million (31 December 2013: RMB7,582 million) and an amount included in advances and deposits paid to suppliers amounting to RMB1,836 million (31 December 2013: nil) which was denominated in USD, all other amounts in other non-current assets were denominated in RMB (31 December 2013: all other in RMB).

As at 31 December 2014, except for receivables from disposal of subsidiaries, business and assets and a prepayment paid to a supplier which were interest-bearing assets, all other amounts in other non-current assets were non-interest-bearing (31 December 2013: all other non-interest-bearing).

Note:

(i)	As at 31 December 2014, prepayment paid to a supplier amounting to USD300 million (equivalent to RMB1,836 million) is interest-bearing and at a fixed interest rate 7.5% per annum.

(ii)	As at 31 December 2014 and 2013, other prepayments mainly represented prepayments for certain mine development costs.

(iii)	The amortisation of long-term prepaid expenses of the Group in this year is RMB142 million (2013 from continuing operations: RMB60 million).

(iv)

As at 31 December 2014, certain property, plant and equipment of the Group and the Company which were approved to be disposed in near term amounting to RMB276 million and RMB269 million, respectively, were reclassified to other non-current assets.

14.	INVENTORIES

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Raw materials	9,571,808	9,842,095	7,604,778	7,532,602
Work-in-progress	6,617,534	7,332,331	2,848,910	3,361,704
Finished goods	7,371,603	6,678,470	1,350,771	1,560,197
Spare parts	878,823	1,001,052	614,936	767,771
Packaging materials and others	45,977	59,901	35,010	34,139

	24,485,745	24,913,849	12,454,405	13,256,413
Less: provision for impairment
of inventories	(2,044,297)	(1,377,901)	(1,364,602)	(991,103)

	22,441,448	23,535,948	11,089,803	12,265,310

Movements in the provision for impairment of inventories are as follows:

	Group		Company

	2014	2013	2014	2013

As at 1 January	1,377,901	1,407,364	991,103	854,487
Acquisition of subsidiaries	-	179,844	-	-
Disposal of subsidiaries and business	-	(179,367)	-	(96,053)
Provision for impairment of inventories	1,746,351	1,138,029	1,323,594	780,814
Reversal arising from increase
in net realisable value	(358,750)	(149,023)	(142,484)	(34,455)
Reversal upon sales of inventories	(721,205)	(1,018,946)	(807,611)	(513,690)

As at 31 December	2,044,297	1,377,901	1,364,602	991,103

As at 31 December 2014, the Group has pledged inventories with carrying value of RMB50 million (31 December 2013: RMB296 million) for bank and other borrowings as set out in note 25 to the financial statements.

15.	TRADE AND NOTES RECEIVABLES

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Trade receivables	3,699,603	4,625,662	1,645,159	1,992,101
Less: provision for impairment	(719,992)	(611,510)	(376,098)	(369,414)

	2,979,611	4,014,152	1,269,061	1,622,687

Notes receivable	2,332,964	2,142,453	636,917	408,578

	5,312,575	6,156,605	1,905,978	2,031,265

As at 31 December 2014, except for trade and notes receivables of the Group amounting to RMB901 million which were denominated in USD (31 December 2013: RMB1,017 million in USD, RMB3 million in EUR), all other trade and notes receivables were denominated in RMB (31 December 2013: all other in RMB). All trade and notes receivables of the Company were denominated in RMB (31 December 2013: all in RMB).

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advanced payments or documents against payment. The credit terms for sales to certain subsidiaries of Chinalco are receivable on demand. In some cases, these terms are extended for qualifying long term customers that have met specific credit requirements. As at 31 December 2014, the ageing analysis of trade and notes receivables was as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Within 1 year	4,886,034	5,541,652	1,582,378	1,703,410
Between 1 and 2 years	198,425	173,879	96,157	54,511
Between 2 and 3 years	120,418	188,564	17,256	15,990
Over 3 years	827,690	864,020	586,285	626,768

	6,032,567	6,768,115	2,282,076	2,400,679

Less: provision for impairment	(719,992)	(611,510)	(376,098)	(369,414)

	5,312,575	6,156,605	1,905,978	2,031,265

The credit quality of trade and notes receivables that are neither past due nor impaired is assessed by reference to the counterparties' default history. As at 31 December 2014, there was no history of default for these customers.

As at 31 December 2014, the ageing analysis of past due but not impaired trade and notes receivables was as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Past due for 1 year	188,384	152,916	96,157	54,511
Past due for 1 to 2 years	55,029	153,419	15,622	14,315
Past due for over 2 years	346,851	393,896	211,821	259,029

	590,264	700,231	323,600	327,855

Not past due	4,722,311	5,456,374	1,582,378	1,703,410

	5,312,575	6,156,605	1,905,978	2,031,265

The balances of trade and notes receivables that were past due but not impaired relate to a number of individual customers for whom there was no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within 12 months as at 31 December 2014.

Included in the Group's trade receivables are amounts due from the Group's joint ventures and associates of RMB8 million (31 December 2013: RMB1 million) and RMB0.229 million (31 December 2013: RMB4 million), respectively, which are repayable on similar credit terms to those offered to the major customers of the Group.

As at 31 December 2014, the Group has pledged trade receivables amounting to RMB270 million (31 December 2013: RMB110 million) and notes receivable amounting to RMB98 million (31 December 2013: nil) for bank and other borrowings as set out in note 25 to the financial statements.

As at 31 December 2014, trade and notes receivables of RMB988 million (31 December 2013: RMB789 million) of the Group and RMB385 million (31 December 2013: RMB377 million) of the Company were substantially impaired and provisions of RMB720 million (31 December 2013: RMB612 million) and RMB376 million (31 December 2013: RMB369 million) were made, respectively. The individually impaired receivables mainly relate to customers which are in unexpected difficult economic situations and it was expected that a portion of these receivables would be recovered. The ageing analysis of these trade receivables is as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Within 1 year	233,477	82,256	-	
Between 1 and 2 years	12,184	59,508	-	
Between 2 and 3 years	97,317	50,826	7,843	1,413
Over 3 years	645,002	596,028	377,300	375,901

	987,980	788,618	385,143	377,314

Less: provision for impairment	(719,992)	(611,510)	(376,098)	(369,414)

	267,988	177,108	9,045	7,900

Movements in the provision for impairment of trade and notes receivables are as follows:

	Group		Company

	2014	2013	2014	2013

As at 1 January	611,510	408,256	369,414	394,943
Acquisition of subsidiaries	-	63,001	-	
Disposal of the discontinued operation
and deemed disposal of a subsidiary	-	(65,849)	-	(8,292)
Provision for impairment	135,682	249,137	9,862	3,502
Written off	(3,625)	(26,251)	(3,073)	(18,502)
Reversal	(23,575)	(16,784)	(105)	(2,237)

As at 31 December	719,992	611,510	376,098	369,414

As at 31 December 2014, the Group discounted certain notes receivables accepted by banks in the PRC to financial institutions with a carrying amount in aggregate of RMB1,374 million (31 December 2013: RMB2,116 million). In addition, as at 31 December 2014, the Group endorsed certain notes receivables accepted by banks in the PRC to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount in aggregate of RMB12,741 million (31 December 2013: RMB8,418 million). The above discounted notes and endorsed notes are collectively called as the ("Derecognised Notes") The Derecognised Notes have a maturity from one to twelve months at the end of the reporting period. In accordance with the Law of Negotiable Instruments in the PRC, the holders of the Derecognised Notes, including the financial institutions and the suppliers, have a right of recourse against the Group if the PRC banks default (the "Continuing Involvement"). In the opinion of the directors of the Company, the Group has transferred substantially all risks and rewards relating to the Derecognised Notes. Accordingly, it has derecognised the full carrying amounts of the Derecognised Notes and has derecognised the associated trade payables for the endorsed notes or has not recognised any short-term loans for the discounted notes. The maximum exposure to loss from the Group's Continuing Involvement in the Derecognised Notes and the undiscounted cash flows to repurchase these Derecognised Notes is equal to their carrying amounts. In the opinion of the directors of the Company, the fair values of the Group's Continuing Involvement in the Derecognised Notes are not significant.

For the years ended 31 December 2014 and 2013, the Group has not recognised any gain or loss on the date of transfer of the Derecognised Notes. No gains or losses were recognised from the Continuing Involvement, both during the year or cumulatively.

As at 31 December 2014, the Group discounted certain notes receivables accepted by banks in the PRC to financial institutions with a carrying amount in aggregate of RMB98 million (31 December 2013: nil). In addition, as at 31 December 2014, the Group endorsed certain notes receivable accepted by banks in the PRC to certain of its suppliers in order to settle the trade payables due to such suppliers with a carrying amount of RMB1,074 million (31 December 2013: nil). The above discounted notes and endorsed notes are collectively called as the "Discounted or Endorsed Notes". In the opinion of the directors, the Group has retained the substantial risks and rewards, which include default risks relating to such Discounted or Endorsed Notes, and accordingly, it continued to recognise the full carrying amounts of the Discounted or Endorsed Notes and recognised the associated trade payables settled for the endorsed notes and recognised the secured short-term loans for the discounted notes. Subsequent to the discount and endorsement, the Group did not retain any rights on the use of the Discounted or Endorsed Notes, including the sale, transfer or pledge of the Discounted or Endorsed Notes to any other third parties. None of the Discounted or Endorsed Notes settled during the year have been recoursed as at 31 December 2014 (31 December 2013: nil).

16.	OTHER CURRENT ASSETS

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Financial assets

- Deposits	248,070	425,388	33,750	7,291
- Dividends receivable	125,159	125,135	217,180	217,180
- Receivables from sales of
non-core businesses	152,753	141,288	115,989	123,364
- Entrusted loans and loans
receivable from third parties	275,091	206,652	53,445	725
- Entrusted loans and loans
receivable from related parties	1,152,022	1,360,161	3,187,919	2,458,068
- Amounts due from subsidiaries	-	-	2,272,577	1,343,829
- Receivables from disposals of
subsidiaries, business and assets	4,307,951	9,002,434	1,778,914	3,630,734
- Interest receivable	103,060	294,748	72,665	295,027
- Recoverable reimbursement
for freight charges	203,649	29,306	91,173	-
- Other financial assets	660,435	321,402	341,160	703,019

	7,228,190	11,906,514	8,164,772	8,779,237

Less: provision for impairment	(407,198)	(235,813)	(276,331)	(232,014)

	6,820,992	11,670,701	7,888,441	8,547,223

Receivable of value-added tax refund	18,891	15,784	-	-
Advances to employees	94,364	97,960	27,670	24,692
Value-added tax recoverable	2,355,758	2,569,055	481,672	593,550
Deposits for investment projects	40,136	223,068	37,136	571
Prepaid income tax	248,903	250,788	193,203	193,648
Prepayments to related
parties for purchases	157,988	326,422	-	2,906
Prepayments to suppliers for
purchases and others	3,306,890	6,024,892	335,641	384,650

	6,222,930	9,507,969	1,075,322	1,200,017

Less: provision for impairment	(12,253)	(231,678)	(10,952)	(79,004)

	6,210,677	9,276,291	1,064,370	1,121,013

Total other current assets	13,031,669	20,946,992	8,952,811	9,668,236

As at 31 December 2014, except for an amount included in receivables from disposal of subsidiaries, business and assets amounting to RMB2,529 million and an amount included in other items amounting to RMB1,562 million,which were denominated in USD, RMB0.1 million in HKD and RMB0.2 million in AUD (31 December 2013: RMB5,571 million in USD, RMB0.7 million in HKD), all other amounts in other current assets were denominated in RMB (31 December 2013: all other in RMB).

As at 31 December 2014, except for entrusted loans and loans receivable and receivables from disposal of subsidiaries, business and assets which were interest-bearing assets, all other amounts in other current assets were non-interest-bearing (31 December 2013: all other non-interest-bearing).

Included in the Group's other current assets are amounts due from the Group's joint ventures and associates of RMB1,310 million (31 December 2013: RMB1,442 million) and RMB91 million (31 December 2013: RMB116 million) (note 37(b)), respectively, which are repayable on similar credit terms to those offered to the major customers of the Group.

As at 31 December 2014, the ageing analysis of financial assets included in other current assets was as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Within 1 year	2,041,011	11,271,900	4,744,191	7,088,330
Between 1 and 2 years	4,433,345	127,104	2,065,517	408,117
Between 2 and 3 years	94,759	163,987	218,937	390,360
Over 3 years	659,075	343,523	1,136,127	892,430

	7,228,190	11,906,514	8,164,772	8,779,237

Less:provision for impairment	(407,198)	(235,813)	(276,331)	(232,014)

	6,820,992	11,670,701	7,888,441	8,547,223

The credit quality of other current assets that are neither past due nor impaired is assessed by reference to the counterparties' default history.

As at 31 December 2014, the ageing analysis of past due but not impaired financial assets included in other current assets was as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Past due for 1 year	334,976	126,925	286,603	394,369
Past due for 1 to 2 years	75,159	162,070	218,937	380,343
Past due for over 2 years	279,301	122,459	859,882	876,103

	689,436	411,454	1,365,422	1,650,815

Not past due	6,131,556	11,259,247	6,523,019	6,896,408

	6,820,992	11,670,701	7,888,441	8,547,223

The credit quality of other current assets that were past due but not impaired is assessed by reference to the counterparties' default history. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered recoverable within one year.

In 2014, a decrease amounting to RMB2,346 million of receivables from disposals of subsidiaries, business and assets consisted of the significant non-cash investing activity of the Group. On 18 October 2013, the Company and its wholly-owned subsidiary, Chalco Hong Kong, entered into the Share Purchase Agreement with Chinalco and its wholly-owned subsidiary Aluminium Corporation of China Overseas Holdings Limited ("Chinalco Overseas Holdings"), pursuant to which Chalco Hong Kong agreed to transfer its 65% equity interest in Chalco Iron Ore to Chalco Overseas Holdings. The share transfer was completed on 26 December 2013. According to the Share Purchase Agreement, Chinalco Overseas Holdings would undertake a bank loan of Chalco Hong Kong borrowed from China Development Bank () denominated in USD, which was deemed as the first purchase price payment by Chinalco Overseas Holdings. In 2014, the Group had completed the transfer of the bank loan to Chinalco Overseas Holdings and decreased the receivables from Chinalco Overseas Holdings accordingly. This matter consisted of a significant non-cash investing activity of the Group in 2014.

As at 31 December 2014, other current assets of RMB436 million (31 December 2013: RMB481 million) of the Group and RMB313 million (31 December 2013: RMB314 million) of the Company were impaired and provisions of RMB419 million (31 December 2013: RMB467 million) and RMB287 million (31 December 2013: RMB311 million) were made, respectively. The ageing analysis of these current assets is as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Within 1 year	22,059	34,993	-	11,778
Between 1 and 2 years	5,729	8,548	-	1,200
Between 2 and 3 years	24,802	25,144	106	-
Over 3 years	383,755	412,189	312,813	300,899

	436,345	480,874	312,919	313,877

Less: provision for impairment	(419,451)	(467,491)	(287,283)	(311,018)

	16,894	13,383	25,636	2,859

Movements in the provision for impairment of other current assets are as follows:

	Group		Company

	2014	2013	2014	2013

As at 1 January	467,491	229,131	311,018	323,877
Acquisition of subsidiaries	-	172,251	-	-
Disposal of the discontinued operation	-	(1,632)	-	-
Provision for impairment	43,133	73,556	1,567	11,954
Written off	-	(240)	(3,387)	(24,434)
Reversal	(12,976)	(5,575)	(12,382)	(379)
Others	(78,197)	-	(9,533)	-

As at 31 December	419,451	467,491	287,283	311,018

17.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND TIME DEPOSITS

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Restricted cash	1,655,090	1,039,658	252,459	316,362
Time deposits	8,500	4,500	-	-

Restricted cash and time deposits	1,663,590	1,044,158	252,459	316,362
Cash and cash equivalents	16,268,600	11,381,695	7,567,985	4,890,967

	17,932,190	12,425,853	7,820,444	5,207,329

As at 31 December 2014, restricted cash mainly represented deposits held for use in issued notes payable and letters of credit. As at 31 December 2013, restricted cash mainly represented deposits held for use in environmental restoration or issued letters of credit and notes payable.

As at 31 December 2014, the annual effective interest rate of the above time deposits was 3.06% (31 December 2013: 3.09%) with average maturity of three months to one year (31 December 2013: six months to one year).

As at 31 December 2014, bank balances and cash on hand of the Group and of the Company were denominated in the following currencies:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

RMB	14,862,816	12,174,840	7,820,444	5,207,271
USD	3,055,287	230,718	-	31
HKD	4,889	9,924	-	-
EUR	6,387	7,382	-	27
AUD	2,751	2,495	-	-
IDR	60	494	-	-

	17,932,190	12,425,853	7,820,444	5,207,329

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods between three month and one year depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances, time deposit and restricted cash are deposited with creditworthy banks with no recent history of default.

18.	SHARE CAPITAL

	Group and Company

	31 December	31 December
	2014	2013

A shares	9,580,522	9,580,522
H shares	3,943,966	3,943,966

	13,524,488	13,524,488

As at 31 December 2014 and 2013, all issued shares are registered and fully paid. Both A shares and H shares rank pari passu to each other.

The Company's authorised ordinary share capital was 13,524,487,892 shares at par value of RMB1.00 per share as at 31 December 2014 and 2013, respectively. There were 13,524,487,892 ordinary shares issued and outstanding as at 31 December 2014 and 2013, respectively.

19.	RESERVES

(a)	Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 125 to 126 of the financial statements.

(b)	Company

					Retained
		Other	Statutory		earnings/
	Share	capital	surplus	Special	(accumulated
	premium	reserves	reserve	reserve	losses)	Total
		(Note (i))	(Note (ii))	(Note (iii))	(Note (vi))

As at 1 January 2013	14,390,784	628,525	5,867,557	25,648	10,171,706	31,084,220
Loss for the year	-	-	-	-	(9,302,953)	(9,302,953)
Other appropriation	-	-	-	11,314	-	11,314
Release of deferred
government subsidies	-	224,400	-	-	-	224,400

As at 31 December 2013	14,390,784	852,925	5,867,557	36,962	868,753	22,016,981
Loss for the year	-	-	-	-	(13,097,172)	(13,097,172)
Other appropriation	-	-	-	(177)	-	(177)

As at 31 December 2014	14,390,784	852,925	5,867,557	36,785	(12,228,419)	8,919,632

Note:

(i)	Other capital reserves

Other capital reserves mainly represent the national debt fund reserve and other government subsidies granted to certain branches and subsidiaries of the Company by the Ministry of Finance of the PRC ("MOF") to support various qualified technical projects of the Group (note 22(ii)). Pursuant to the relevant MOF documents, these funds were accounted for as a capital injection into the Company after all necessary share increase conditions are satisfied. These funds are mainly regarded as capital reserve before the relevant share increase conditions are met.

(ii)	Statutory surplus reserve

Pursuant to the Company Law of the PRC, the articles of association and board resolutions of the Company, the Company provides 10% from its net profit for the year determined in accordance with PRC Accounting Standards for Business Enterprises for the statutory surplus reserve until the balance of this reserve reaches 50% of the paid-up share capital. Statutory surplus reserve can be used to reduce any losses incurred or to increase share capital of the Company. Statutory surplus reserve balance should not fall below 25% of the registered capital after any subsequent share issuances.

(iii)	Special reserve

Special reserve mainly represents funds set aside for the purpose of certain safety production activities. Pursuant to certain regulations issued by the State Administration of Work Safety of the PRC and other relevant regulatory bodies, the Group is required to set aside funds mainly for the mining of bauxite and coal, coal gas production, transportation, metallurgical production, manufacturing and construction service activities at prescribed rates. These funds can be used for maintenance and/or improvements of safety of these activities, and are not available for distribution to shareholders.

(iv)	Retained earnings/(accumulated losses)

The consolidated loss attributable to the owners of the parent for the year ended 31 December 2014 includes a loss of RMB13,097 million (2013: loss of RMB9,303 million) which has been dealt with in the financial statements of the Company.

20.	INTEREST-BEARING LOANS AND BORROWINGS

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Long-term loans and borrowings
inance lease payable (note 21)	1,429,446	-	-	-

Bank and other loans (Note (a))

- Secured (Note (f))	15,301,820	13,967,700	1,686,960	-
- Guaranteed (Note (e))	1,652,737	6,310,303	16,000	20,000
- Unsecured	14,991,787	15,025,337	7,708,922	9,255,877

	31,946,344	35,303,340	9,411,882	9,275,877

Medium-term notes and bonds and
long-term bonds (Note (b))

- Guaranteed (Note (e))	1,993,821	1,991,481	1,993,821	1,991,481
- Unsecured	20,237,772	19,926,200	19,837,772	18,926,200

	22,231,593	21,917,681	21,831,593	20,917,681

Total long-term loans and borrowings	55,607,383	57,221,021	31,243,475	30,193,558
Current portion of
finance lease payable (note 21)	(269,548)	-	-	-
Current portion of medium-term notes	(3,995,762)	(2,597,471)	(3,995,762)	(1,997,471)
Current portion of
long-term bank and other loans	(6,572,862)	(8,328,722)	(3,307,541)	(4,291,469)

Non-current portion of
long-term loans and borrowings	44,769,211	46,294,828	23,940,172	23,904,618

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Short-term loans and borrowings
Bank and other loans (Note (c))
- Secured (Note (f))	2,653,200	1,863,900	-	-
- Guaranteed (Note (e))	1,247,159	140,000	-	-
- Unsecured	36,892,330	45,142,573	22,335,000	25,810,000

	40,792,689	47,146,473	22,335,000	25,810,000

Short-term bonds, unsecured (Note (d))	23,536,390	15,275,680	23,536,390	15,275,680
Current portion of finance
lease payable (note 21)	269,548	-	-	-
Current portion of medium-term notes	3,995,762	2,597,471	3,995,762	1,997,471
Current portion of
long-term bank and other loans	6,572,862	8,328,722	3,307,541	4,291,469

Total short-term borrowings and
current portion of
long-term loans and borrowings	75,167,251	73,348,346	53,174,693	47,374,620

As at 31 December 2014, except for loans and borrowings of the Group amounting to RMB24 million (31 December 2013: RMB29 million) and RMB4,957 million (31 December 2013: RMB8,156 million) which were denominated in JPY and USD, respectively, all other loans and borrowings were denominated in RMB. All loans and borrowings of the Company were denominated in RMB (31 December 2013: all other in RMB).

As at 31 December 2014, interest-bearing loans and borrowings of RMB1,333 million (31 December 2013: RMB670 million) were due to Chinalco Finance, a subsidiary of Chinalco, including finance lease payable of RMB304 million (31 December 2013: nil), as set out in note 37(b).

As at 31 December 2014, interest-bearing loans and borrowings of RMB70 million (31 December 2013: RMB70 million) were due to Guizhou Aluminium Co, Ltd (), a subsidiary of Chinalco, as set out in note 37(b).

Note:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans of the Group is set out below.

	Loans from banks and other				Total of long-term
	financial institutions		Other loans		bank and other loans

	31 December	31 December	31 December	31 December	31 December	31 December
	2014	2013	2014	2013	2014	2013

Within 1 year	6,558,565	8,317,135	14,297	11,587	6,572,862	8,328,722
Between 1 and 2 years	3,316,593	6,288,066	14,467	11,789	3,331,060	6,299,855
Between 2 and 5 years	11,770,086	7,586,650	14,018	45,296	11,784,104	7,631,946
Over 5 years	10,244,278	13,040,497	14,040	2,320	10,258,318	13,042,817

	31,889,522	35,232,348	56,822	70,992	31,946,344	35,303,340

(ii)	The maturity of long-term bank and other loans of the Company is set out below

	Bank and other financial				Total of long-term
	institution loans		Other loans		bank and other loans

	31 December	31 December	31 December	31 December	31 December	31 December
	2014	2013	2014	2013	2014	2013

Within 1 year	3,295,080	4,282,000	12,461	9,469	3,307,541	4,291,469
Between 1 and 2 years	835,080	3,115,000	12,461	9,469	847,541	3,124,469
Between 2 and 5 years	4,938,800	905,000	8,000	22,939	4,946,800	927,939
Over 5 years	310,000	932,000	-	-	310,000	932,000

	9,378,960	9,234,000	32,922	41,877	9,411,882	9,275,877

(iii)

Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rate of long-term bank and other loans for the year ended 31 December 2014 was 5.64% (2013: 5.84%).

(b)	Medium-term notes and bonds and long-term bonds

Outstanding long-term bonds and medium-term notes of the Group as at 31 December 2014 are summarised as follows:

			Group		Company

	Face value/	Effective	31 December	31 December	31 December	31 December
	maturity	interest rate	2014	2013	2014	2013

2007 long-term bonds	2,000,000/2017	4.64%	1,993,821	1,991,481	1,993,821	1,991,481
2010 medium-term notes	1,000,000/2015	4.34%	998,249	995,062	998,249	995,062
2010 medium-term notes	1,000,000/2015	4.20%	998,040	994,867	998,040	994,867
2011 medium-term notes	5,000,000/2016	6.03%	4,896,842	4,988,581	4,896,842	4,988,581
2011 Ningxia Energy
medium-term bonds	600,000/2014	6.65%	-	600,000	-	-
2012 Ningxia Energy
medium-term bonds	400,000/2017	6.06%	400,000	400,000	-	-
2011 medium-term bonds	2,000,000/2014	6.36%	-	1,997,471		1,997,471
2012 medium-term bonds	2,000,000/2015	5.13%	1,999,473	1,996,335	1,999,473	1,996,335
2012 medium-term bonds	3,000,000/2017	5.77%	2,989,167	2,985,743	2,989,167	2,985,743
2013 medium-term bonds	3,000,000/2018	5.99%	2,981,609	2,976,266	2,981,609	2,976,266
2013 medium-term bonds	2,000,000/2016	6.07%	1,994,753	1,991,875	1,994,753	1,991,875
2014 medium-term bonds	3,000,000/2017	7.35%	2,979,639	-	2,979,639	-

			22,231,593	21,917,681	21,831,593	20,917,681

Long-term bonds and medium-term notes and bonds were issued for capital expenditure purposes, operating cash flows and bank loan re-financing.

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by state-owned companies to the Group.

The weighted average annual interest rate of short-term bank and other loans for the year end 31 December 2014 was 5.48% (2013: 5.69%).

(d)	Short-term bonds

Outstanding short-term bonds of the Group and the Company as at 31 December 2014 are summarised as follows:

		Effective	31 December	31 December
	Face value/maturity	interest rate	2014	2013

2013 short-term bonds	3,000,000/2014	4.33%	-	3,095,345
2013 short-term bonds	5,000,000/2014	5.52%	-	5,069,934
2013 short-term bonds	2,000,000/2014	4.21%	-	2,047,313
2013 short-term bonds	2,000,000/2014	4.70%	-	2,044,553
2013 short-term bonds	3,000,000/2014	6.21%	-	3,018,535
2014 short-term bonds	2,000,000/2015	6.45%	2,092,959	-
2014 short-term bonds	3,000,000/2015	5.40%	3,049,586	-
2014 short-term bonds	3,000,000/2015	5.85%	3,115,170	-
2014 short-term bonds	3,000,000/2015	5.94%	3,116,780	-
2014 short-term bonds	3,000,000/2015	5.80%	3,102,335	-
2014 short-term bonds	3,000,000/2015	4.99%	3,028,864	-
2014 short-term bonds	3,000,000/2015	4.75%	3,022,213	-
2014 short-term bonds	3,000,000/2015	5.00%	3,008,483	-

			23,536,390	15,275,680

All the above short-term bonds were issued for working capital needs.

(e)	Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group and the Company received guarantees are set out as follows:

	Group		Company

Guarantors	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Long-term bonds
Bank of Communications ()	1,993,821	1,991,481	1,993,821	1,991,481

Long-term loans
Lanzhou Aluminum Factory () (Note (i))	16,000	20,000	16,000	20,000
The Company	-	4,471,166	-	-
Ningxia Tianjing Electric Power Development Co., Ltd.
() (Note (ii))	-	102,400	-	-
Yinxing Energy (Note (iii))	136,000	148,000	-	-
Ningxia Power Investment Corporation
(Note (ii))	-	26,000	-	-
Ningxia Energy (Note (iii))	277,400	319,400	-	-
Agricultural Bank of China Limited, Head Office,
Banking Department
()	1,223,337	1,223,337	-	-

	1,652,737	6,310,303	16,000	20,000

Short-term loans
The Company	587,424	-	-	-
Ningxia Energy (Note (iii))	140,000	120,000	-	-
Yinxing Energy (Note (iii))	-	20,000	-	-
Guizhou Aluminium Co, Ltd () (Note (i))	122,000	-	-	-
Chalco Trading (Note (iii))	397,735	-	-	-

	1,247,159	140,000	-	-

The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

Note:

(i)	The guarantor is a subsidiary of Chinalco.

(ii)	The guarantor is a third party of the Group.

(iii)	The guarantor is a subsidiary of the Group.

(f)	Secured interest-bearing loans and borrowings

The assets pledged for bank and other borrowings were set out in note 25 to the financial statements.

21.	FINANCE LEASE PAYABLE

As disclosed in note 7, the Group leased certain machinery under finance lease with the lease term of three or five years.

At 31 December 2014, the total future minimum lease payments under finance lease and their present value are as follows:

			Present value of
	Minimum lease payments		minimum lease payments

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Original amounts payable	2,063,484	-	1,773,079	-
Amounts paid during the year	(390,433)	-	(343,633)	-

Amounts payable at
the end of the year	1,673,051	-	1,429,446	-

Amounts payable:
Within one year	318,103	-	269,548	-
In the second year	444,022	-	390,768	-
In the third to fifth years, inclusive	910,926	-	769,130	-

Total minimum finance lease payment	1,673,051	-	1,429,446	-

Future finance charges	(243,605)	-

Total net finance lease payables
(note 20)	1,429,446	-
Portion classified as
current liabilities (note 20)	(269,548)	-

Non-current portion	1,159,898	-

22.	OTHER NON-CURRENT LIABILITIES

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Financial liabilities
- Long-term payables
for mining rights	757,185	767,157	-	-
- Other financial liabilities	14,109	-	-	-

	771,294	767,157	-	-

Obligations in relation to
early retirement schemes (Note (i))	1,128,572	49,372	858,430	37,713
Deferred government grants	824,631	649,975	365,965	363,239
Deferred government subsidies
(Note (ii))	104,080	119,080	92,780	91,780
Provision for rehabilitation	94,195	91,311	-	-
Others	14,315	7,481	-	-

	2,165,793	917,219	1,317,175	492,732

	2,937,087	1,684,376	1,317,175	492,732

Note:

(i)	Obligations in relation to early retirement schemes

During the years ended 31 December 2014, 2010 and 2009, certain subsidiaries and branches implemented certain early retirement benefit schemes which allow qualified employees to early retire on a voluntary basis. The Group undertaked obligation to pay the early retirement employees' living expenses within 6 years in the future on a month basis according to early retirement benefit schemes, together with social insurance and housing fund pursuant to the regulation of local Social Security Office. Living expenses, social insurance and housing fund are together called as "the Payments". The Payments are forecasted to increase by 3% per annum with reference to the inflation rate and adjusted based on the average death rate of China. The Payments are discounted by treasury bond rate of 31 December 2014 and charged to "general and administrative expenses". As at 31 December 2014, the current portion of the Payments within one year is reclassified to "other payables and accrued liabilities".

As at 31 December 2014, obligations in relation to retirement benefits under the Group's early retirement schemes are as follows:

	Group		Company

	2014	2013	2014	2013

As at 1 January	80,040	149,782	66,018	116,655
Provision made during the year (note 27(b) and note 30)	1,360,284	3,788	1,043,581	2,179
Interest costs	3,868	1,263	3,848	160
Payment during the year	(70,091)	(62,214)	(56,641)	(52,976)
Deemed disposal of a subsidiary	-	(12,579)	-	-

As at 31 December	1,374,101	80,040	1,056,806	66,018

Non-current	1,128,572	49,372	858,430	37,713
Current (note 23)	245,529	30,668	198,376	28,305

	1,374,101	80,040	1,056,806	66,018

(ii)

Deferred government subsidies represent certain national debt fund reserve and other subsidies granted by governmental units to support various qualified technical projects of the Group. These subsidies are deferred at the time they were received and are released when certain pre-determined conditions are met.

23.	OTHER PAYABLES AND ACCRUED LIABILITIES

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Financial liabilities
- Payable for capital expenditures	5,599,870	5,486,515	2,592,609	3,901,584
- Accrued interest	923,930	726,064	724,397	589,828
- Payables withheld
as guarantees and deposits	960,935	601,850	253,115	199,026
- Dividends payable by subsidiaries
to non-controlling shareholders	187,228	108,251	-	-
- Consideration payable
for investment projects	89,569	126,527	5,740	5,740
- Current portion of
payables for mining rights	519,990	680,394	-	-
- Payable to subsidiaries	-	-	1,433,452	-
- Others	920,101	756,734	356,103	221,488

	9,201,623	8,486,335	5,365,416	4,917,666

Sales and other
deposits from customers	2,697,439	1,565,691	296,378	385,315
Taxes other than income
taxes payable (Note)	374,721	431,848	154,650	172,421
Accrued payroll and bonus	277,239	108,143	154,455	44,946
Staff welfare payables	251,587	201,022	144,927	119,917
Current portion of obligation
in relation to early
retirement schemes (note 22)	245,529	30,668	198,376	28,305
Contribution payable for
pension insurance	51,266	26,111	32,009	18,584
Others	111,756	10,291	23,016	-

	4,009,537	2,373,774	1,003,811	769,488

	13,211,160	10,860,109	6,369,227	5,687,154

Note:	Taxes other than income taxes payable mainly comprise accruals for value-added tax, resource tax, city construction tax and education surcharge.

As at 31 December 2014, except for other payables and accrued liabilities of the Group amounting to RMB365 million and RMB0.004 million which were denominated in USD and HKD, respectively (31 December 2013: RMB63 million in USD, RMB7.9 million in HKD, RMB1.6 million in EUR), all other payables and accrued liabilities were denominated in RMB (31 December 2013: all other in RMB).

As at 31 December 2014, all other payables and accrued liabilities of the Company were denominated in RMB (31 December 2013: all other in RMB).

24.	TRADE AND NOTES PAYABLES

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Trade payables	10,514,248	8,770,506	5,292,515	4,893,450
Notes payable	5,234,103	3,631,144	500,000	-

	15,748,351	12,401,650	5,792,515	4,893,450

As at 31 December 2014, except for trade and notes payables of the Group amounting to RMB1,450 million (31 December 2013: RMB209 million) and RMB0.2 million (31 December 2013: nil), which were denominated in USD and EUR, respectively, all other trade and notes payables were denominated in RMB (31 December 2013: all other in RMB). All trade and notes payables of the Company were denominated in RMB (31 December 2013: all in RMB).

The ageing analysis of trade and notes payables is as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Within 1 year	15,213,106	11,458,223	5,680,782	4,827,393
Between 1 and 2 years	293,750	427,969	66,586	31,531
Between 2 and 3 years	62,865	258,878	13,009	4,174
Over 3 years	178,630	256,580	32,138	30,352

	15,748,351	12,401,650	5,792,515	4,893,450

The trade and notes payables are non-interest-bearing and are normally settled within one year.

25.	PLEDGE OF ASSETS

The Group has pledged various assets as collateral against certain secured borrowings as set out in note 20. As at 31 December 2014, a summary of these pledged assets was as follows:

	Group

	31 December	31 December
	2014	2013

Property, plant and equipment (note 7)	9,249,127	7,291,960
Land use rights (note 8(b))	409,181	46,666
Intangible assets (note 6)	1,124,726	798,627
Inventories (note 14)	50,000	296,000
Investment in an associate (note 10(b))	450,611	472,974
Notes receivable (note 15)	98,000	-
Trade receivables (note 15)	270,084	110,000

	11,651,729	9,016,227

As at 31 December 2014, in addition to the loans and borrowings which were pledged by the above assets, current portion of long-term loans and borrowings amounting to RMB874 million (31 December 2013: RMB772 million) and non-current portion of long-term loans and borrowings amounting to RMB11,572 million (31 December 2013: RMB11,610 million) were secured by the contractual right to charge users for electricity generated in the future. Short-term loans and borrowings amounting to RMB241 million (31 December 2013: RMB385 million) were secured by letters of credit. As set out in note 9, as at 31 December 2014, current portion of long-term loans and borrowings amounting to RMB10 million and non-current portion of long-term loans and borrowings amounting to RMB1,677 million were secured by the investment in a 70.82% owned subsidiary of the Company, Ningxia Energy. As at 31 December 2014, the balance of investment in Ningxia Energy of the Company is RMB5,384 million. In addition, as at 31 December 2014, a short-term loan amounting to RMB55 million (31 December 2013: nil) was secured by the trade receivables in the Group which had been offset.

26.	(LOSS)/PROFIT BEFORE INCOME TAX

An analysis of profit or loss before income tax is as follows:

	Group

	2014	2013

From continuing operations
Purchase of inventories in relation to trading activities	71,647,273	91,157,837
Raw materials and consumables used	34,776,798	38,275,430
Changes in work-in-progress and finished goods	1,045,858	(605,633)
Power and utilities	17,738,754	21,424,550
Depreciation and amortisation	7,469,428	7,224,645
Employee benefit expenses (Note)	7,855,666	6,553,286
Repair and maintenance	1,857,471	1,474,121
Transportation expenses	1,047,427	1,168,669

Note:

For the year ended 31 December 2014, employee benefit expenses include early retirement benefit expenses and termination benefit expenses amounting to RMB1,360 million and RMB176 million, respectively.

27.	OPERATING EXPENSES

(a)	Selling and distribution expenses

An analysis of selling and distribution expenses is as follows:

	Group

	2014	2013

Transportation and loading expenses	1,047,427	1,204,110
Packaging expenses	249,843	217,869
Port expenses	61,707	68,784
Employee benefit expenses	69,144	69,073
Sales commissions and other handling fees	36,553	33,479
Warehouse and other storage fees	52,077	59,206
Marketing and advertising expenses	7,011	15,220
Depreciation of non-production property,
plant and equipment (note 7)	31,896	33,457
Others	197,576	158,022

	1,753,234	1,859,220

(b)	General and administrative expenses

An analysis of general and administrative expenses is as follows:

	Group

	2014	2013

Early retirement benefit expenses (note 22)	1,360,284	3,788
Termination benefit expenses (note 30)	176,002	-
Employee benefit expenses	1,044,729	964,654
Taxes other than income tax expense (Note (i))	519,403	593,197
Travelling and entertainment	89,833	133,394
Depreciation of non-production property,
plant and equipment (note 7)	179,813	159,030
Provision for impairment of receivables, net	142,264	297,337
Operating lease rental expenses	118,831	142,084
Legal and other professional fees	51,164	51,231
Amortisation of land use rights and leasehold land (note 8)	84,608	76,994
Utilities and office supplies	34,697	37,874
Repairs and maintenance expenses	39,134	39,732
Insurance expense	33,433	40,693
Pollutants discharge fees	28,984	24,583
Auditors' remuneration (Note (ii))	25,176	31,444
Amortisation of intangible assets (note 6)	42,105	30,372
Water and electricity expenses	24,176	20,708
Labor protection fees	12,965	5,891
Amortisation of long-term prepayments	29,532	8,911
Property management fees	40,693	37,653
Bank charges and others	110,968	92,608
Impairment of intangible assets and land use rights and
leasehold land (note 6 and note 8(b))	249,228	-
Machine material consumption	12,264	19,798
The guard and fire protection fees	12,399	10,502
Others	369,471	124,401

	4,832,156	2,946,879

Note:	(i)	Taxes other than income tax expense mainly comprise business tax, surcharges, land use tax, property tax and stamp duty.

(ii)

During the year ended 31 December 2014, auditors' remuneration include audit and non-audit services provided by Ernst & Young firms including Ernst & Young and Ernst & Young Hua Ming LLP amounting to RMB22.2 million (2013: RMB25.2 million), and services provided by other auditors.

28.	GOVERNMENT GRANTS AND OTHER GAINS, NET

(a)	Government grants

For the year ended 31 December 2014, government grants amounting to RMB824 million (2013 from continuing operations: RMB806 million) were recognised as income for the year necessary to compensate the costs and the Group's development. There are no unfulfilled conditions or contingencies attached to the grants.

(b)	Other gains, net

	Group

	2014	2013

Gain on acquisition of a subsidiary	-	651,185
Gain on previously held equity interest remeasured
at acquisition-datea fair value	-	53,953
Gain on deemed disposal of a subsidiary	-	804,766
Gain on disposal of Aluminum Production Line	-	33,247
Gain on disposal of investments in a joint venture and associates	-	5,709
Realised gains on futures, forward and option contracts, net (Note)	156,617	105,565
Unrealised gains on futures, forward and
option contracts, net (Note)	110,250	10,318
(Losses)/gains on disposal of property,
plant and equipment and land use rights, net	(44,144)	209,057
Gain on financial products	71,023	18,746
Gain on disposal of subsidiaries	-	5,413,244
Others	63,189	93,462

	356,935	7,399,252

Note:	None of these futures, forward and option contracts are designated for hedge accounting.

29.	FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs from continuing operations are as follows:

	Group

	2014	2013

Finance income - interest income	(1,047,607)	(616,576)

Interest expense	7,116,295	6,500,820
Less: interest expense capitalised in property, plant and equipment (note 7)	(532,695)	(634,599)

Interest expense, net of capitalised interest	6,583,600	5,866,221

Amortisation of future finance charges	123,881	82,698

Exchange losses/(gains), net	10,464	(99,273)

Finance costs	6,717,945	5,849,646

Finance costs, net	5,670,338	5,233,070

Capitalisation rate during the year (note 7)	5.80% to 7.10%	4.05% to 6.25%

30.	EMPLOYEE BENEFIT EXPENSES

An analysis of employee benefit expenses is as follows:

	Group

	2014	2013

Salaries and bonus	4,314,247	4,849,651
Housing fund	424,238	472,557
Staff welfare and other expenses (Note)	1,879,197	2,001,061
Employment expense in relation to early retirement schemes
(note 22 and note 27(b))	1,360,284	3,788
Employment expenses in relation to termination benefit (note 27(b))	176,002	-

	8,153,968	7,327,057

Note:	Staff welfare and other expenses include staff welfare, staff union expenses, staff education expenses, unemployment insurance expenses and pension insurance expenses, etc.

Employee benefit expenses include remuneration payables to directors, supervisors and senior management as set out in note 31.

31.	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S REMUNERATION

(a)	Directors' and supervisors' remuneration

The aggregate amounts of remuneration payables to directors and supervisors of the Company during the year are as follows:

	Company

	2014	2013

Fees	622	689
Basic salaries, housing fund, other allowances and
benefits in kind	2,590	3,297
Discretionary bonus	-	-
Pension cost	316	193

	3,528	4,179

The remuneration of each director and supervisor of the Company for the year ended 31 December 2014 is set out below:

			Discretionary
	Fees	Salary	Bonus	Pension	Total

Directors:
Xiong Weiping	-	606	-	63	669
Luo Jianchuan	-	528	-	63	591
Liu Xiangmin	-	515	-	63	578
Jiang Yinggang	-	491	-	63	554
Wu Jianchang (Note (i))	94	-	-	-	94
Ma Si-hang, Frederick (Note (ii))	189	-	-	-	189
Wu Zhenfang (Note (iii))	189	-	-	-	189
Wang Jun(Note (iv))	150	-	-	-	150
Liu Caiming (Note (v))	-	-	-	-	-
Sun Zhaoxue (Note (vi))	-	-	-	-	-

	622	2,140	-	252	3,014

Supervisors:
Zhao Zhao	-	-	-	-	-
Yuan Li	-	450	-	64	514
Zhang Zhankui	-	-	-	-	-

	-	450	-	64	514

Total	622	2,590	-	316	3,528

Note:

(i)	On 27 June 2014, Wu Jianchang resigned due to the age, which took effect on 26 February 2015.

(ii)	Ma Si-hang, Frederick was appointed as director at the 2012 general meeting of Shareholders on 27 June 2013.

(iii)	Wu Zhenfang was appointed as director at the 2013 first extraordinary general meeting of Shareholders on 30 August 2013.

(iv)	Wang Jun was appointed as director at the 2012 general meeting of Shareholders on 27 June 2013.

(v)	On 18 March 2014, Liu Caiming resigned from the position of a non-executive director. On 26 February 2015, Liu Caiming returned to the position of a non-executive director.

(vi)	On 16 September 2014, Sun Zhaoxue resigned from the position of a non-executive director and a vice-president, and he was under investigation.

The remuneration of each director and supervisor of the Company for the year ended 31 December 2013 is set out below:

Name of directors			Discretionary
and supervisors	Fees	Salary	Bonus	Pension	Total

Directors:
Xiong Weiping	-	733	-	37	770
Luo Jianchuan	-	653	-	37	690
Liu Caiming	-	164	-	8	172
Liu Xiangmin	-	627	-	37	664
Jiang Yinggang	-	599	-	37	636
Wu Jianchang	94	-	-	-	94
Ma Si-hang, Frederick	94	-	-	-	94
Wu Zhenfang	63	-	-	-	63
Wang Jun	75	-	-	-	75
Shi Chungui	75	-	-	-	75
Lv Youqing	-	-	-	-	-
Zhang Zhuoyuan	96	-	-	-	96
Wang Mengkui	96	-	-	-	96
Zhu Demiao	96	-	-	-	96

	689	2,776	-	156	3,621

Supervisors:
Ao Hong	-	-	-	-	-
Zhao Zhao	-	-	-	-	-
Yuan Li	-	521	-	37	558
Zhang Zhankui	-	-	-	-	-

	-	521	-	37	558

Total	689	3,297	-	193	4,179

The remuneration of the directors and supervisors of the Company fell within the following band:

	Number of individuals

	2014	2013

Nil to RMB1,000,000	13	18

During the year, no options were granted to the directors or the supervisors of the Company (2013: nil).

During the year, no emoluments were paid to the directors or the supervisors of the Company (among which included the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2013: nil).

No directors or supervisors of the Company waived any remuneration during the years 2014 and 2013.

(b)	Five highest paid individuals

During the year ended 31 December 2014, the five highest paid employees of the Group include four (2013: four) directors whose remunerations are reflected in the analysis presented above. The remuneration payable to the remaining one individual during 2014 (2013: 1) is as follows:

	Group

	2014	2013

Basic salaries, housing fund, other allowances and
benefits in kind	491	645
Discretionary bonus	-	-
Pension cost	63	37

	554	682

The number of the remaining one individual during 2014 (2013: 1) whose remuneration fell within the following band is as follows:

	Number of employees

	2014	2013

Nil to RMB1,000,000	1	1

32.	INCOME TAX EXPENSE

	Group

	2014	2013

Current income tax expenses:
- PRC corporate income tax	260,721	214,631
Deferred income tax expense	814,189	124,920

	1,074,910	339,551

In general, the Group's PRC entities are subject to PRC corporate income tax at the standard rate of 25% (2013: 25%) on their respective estimated assessable profits for the year. Certain branches and subsidiaries of the Company located in the western regions of the PRC are granted tax concessions including a preferential tax rate of 15% (2013: 15%).

In addition, in accordance with the relevant tax rules, the Company and its branches are subject to the applicable effective tax rate, which changes depending on the profitability and the tax rate applicable to each branch and the Company on a combined basis. For the year ended 31 December 2014, the effective tax rate applicable to the Company and its branches on a combined basis was 23.70% (2013: 22.26%).

The reconciliation between the actual income tax expense of the Group from its continuing operations and the theoretical tax amount that would arise using the PRC standard income tax rate applied to the profit or loss before income tax of the Group from its continuing operations is as follows:

	Group

	2014	2013

(Loss)/profit before income tax from continuing operations	(15,974,523)	883,241
Tax (benefit)/expense calculated at the standard
income tax rate of 25% (2013: 25%)	(3,993,631)	220,810
Tax effects of:
Preferential income tax rates applicable to
certain branches and subsidiaries	(19,631)	(91,880)
Impact of change in income tax rate	(53,490)	2,424
Tax losses of which no deferred tax assets recognised	2,045,362	2,364,091
Deductible temporary differences of which
no deferred tax assets recognised	1,223,707	59,779
Utilisation of previously unrecognised tax losses
and deductible temporary differences	(9,477)	(140,368)
Tax incentive in relation to deduction
limits of certain expenses	(4,949)	(14,096)
Income not subject to tax	(205,539)	(2,434,836)
Expenses not deductible for tax purposes	419,722	41,222
Write-off of unrecoverable deferred tax assets	383,314	345,009
Recognition of deferred tax liabilities related to
investments in a subsidiary and an associate	1,321,405	-
True up adjustments in respect of
prior year's annual income tax filings	(31,883)	(12,604)

Income tax expense from continuing operations	1,074,910	339,551

Effective tax rate	(6.73%)	38.44%

The decrease in the weighted average effective rate is mainly due to fluctuation in profitability of certain subsidiaries and branches and recognition of deferred tax liabilities previously unrecognised for taxable temporary differences relating to the investment in an overseas subsidiary and an associate.

Share of income tax expense of associates and joint ventures of RMB52.0 million (2013 from continuing operations: RMB23.5 million) and RMB20.4 million (2013 from continuing operations: RMB7.7 million) were included in "share of profits and losses of associates" and "share of profits and losses of joint ventures", respectively.

33.	(LOSS)/EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a)	Basic

The basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to owners of the parent by the weighted average number of shares in issue during the year.

	2014	2013

(Loss) /profit attributable to owners
of the parent (RMB)
- From continuing operations	(16,216,880,000)	739,333,000
- From the discontinued operation	-	235,913,000

	(16,216,880,000)	975,246,000

Weighted average number of ordinary shares in issue	13,524,487,892	13,524,487,892

Basic (loss)/earnings per share (RMB)
- From continuing operations	(1.20)	0.05
- From the discontinued operation	-	0.02

	(1.20)	0.07

(b)	Diluted

The diluted (loss)/earnings per share for the years ended 31 December 2014 and 2013 are the same as the basic (loss)/earnings per share as there were no dilutive potential shares during those years.

34.	DISCONTINUED OPERATION

On 9 June 2013, the Company entered into an equity interest transfer agreement with Chinalco, pursuant to which the Company transferred to Chinalco its equity interests in six subsidiaries ("Aluminum Fabrication Subsidiaries"), a joint venture and an associate. In addition, the Company entered into the an asset transfer agreement with a subsidiary of Chinalco on 6 June 2013, pursuant to which the Company transferred the net assets of a branch ("Aluminum Fabrication Branch") of the Company to such subsidiary of Chinalco. The above transactions were completed on 27 June 2013. After giving adjustment to the change in the net assets value from the valuation date to the disposal date regarding the Aluminum Fabrication Subsidiaries and the Aluminum Fabrication Branch, the aggregate consideration for the disposal of the Aluminum Fabrication Segment and the Transferred Loan to Chinalco was finalised at RMB6,314.5 million. The disposal of the Aluminum Fabrication Segment and the Transferred Loan to Chinalco shall be considered in their totality.

The Aluminum Fabrication Subsidiaries and the Aluminum Fabrication Branch form the Aluminum Fabrication Segment of the Group. Since the Aluminum Fabrication Segment was a component of the Group's business, representing a separate major line of business with separately identifiable operations and cash flows, it was classified as a discontinued operation. Accordingly, the results of the Aluminum Fabrication Segment were separately reported as a "discontinued operation" in the consolidated statement of comprehensive income for the year ended 31 December 2013. In addition, the gain recognised on the disposal of the Aluminum Fabrication Segment was also included in the results of the discontinued operation.

The results of the discontinued operation are presented below:

2013*

Revenue	5,527,808
Less: elimination**	(1,654,896)

3,872,912

Expenses	(5,684,116)
Less: elimination**	1,654,896

(4,029,220)

Operating loss	(156,308)
Finance costs, net	(259,187)
Share of profits of associates	877

Loss before tax from the discontinued operation	(414,618)
Income tax benefit	1,268

Loss for the year from the discontinued operation	(413,350)

Gain on disposal of the discontinued operation	620,494

Profit for the year from the discontinued operation	207,144

*	These numbers represent the activities prior to the disposal on 27 June 2013.

**

Since the transactions between discontinued operation and continuing operations are expected to continue after the disposal of discontinued operation, the transactions between the two operations were eliminated in the results of the discontinued operation.

35.	DIVIDENDS

According to the articles of association of the Company, the Company considers the maximum limit of profit appropriation to its shareholders is the lowest of:

(i)	the sum of the current period net profit and opening retained earnings in accordance with IFRSs;

(ii)	the sum of the current period net profit and opening retained earnings in accordance with the PRC Accounting Standards for Business Enterprises; and

(iii)	the amount limited by the Company Law of the PRC.

According to the resolution at the annual shareholders' meeting dated 18 March 2014, no dividend would be distributed for the year ended 31 December 2013. Thus, no dividend was paid in 2014 (2013: nil).

According to the resolution of the Board of Directors dated 25 March 2015, the directors did not propose any final dividend for the year ended 31 December 2014, which is to be approved by the shareholders.

36.	CASH FLOWS GENERATED FROM OPERATING ACTIVITIES

		Group

	Note	2014	2013

Cash flows generated from operating activities

(Loss)/profit before income tax:
From continuing operations		(15,974,523)	883,241
From the discontinued operation		-	(414,618)
Adjustments for:
Share of profits and losses of joint ventures	10(a)	(89,510)	(148,749)
Share of profits and losses of associates	10(b)	(350,575)	(512,746)
Depreciation of property, plant and equipment	7	6,955,395	6,956,651
Loss/(gain) on disposal of property,
plant and equipment and land use rights	28(b)	44,144	(242,304)
Impairment loss of property, plant and equipment	7	5,679,521	501,159
Impairment loss of intangible assets	6	108,424	7
Impairment loss of land use rights and leasehold land	8	140,804	-
Amortisation of intangible assets	6	287,299	277,740
Amortisation of land use rights and leasehold land	8	84,608	80,219
Amortisation of prepaid expenses included in
other non-current assets	13	142,126	73,598
Realised and unrealised gains on futures, option and
forward contracts	28(b)	(266,867)	(96,096)
Gain on acquisition of a subsidiary		-	(651,185)
Gain on disposal of Jiaozuo Wanfang		-	(804,766)
Gain on disposal of Chalco Iron Ore		-	(5,413,244)
Gain on disposal of investments in
a joint venture and associates		-	(5,709)
Gain on previously held equity interest
remeasured at acquisition-date fair value		-	(53,953)
Receipt from government subsidy		(154,726)	(134,806)
Interest income		(605,385)	(2,928)
Interest expense		6,707,481	6,119,696
Gain on financial products	28(b)	71,023	18,749
Change in special reserve		65,450	37,488
Others		-	46,941

		2,844,689	6,514,385

	Group

	2014	2013

Cash flows generated from operating
activities (continued)

Changes in working capital:
Decrease/(increase) in inventories	1,094,500	(605,814)
Decrease/(increase) in trade and notes receivables	844,030	(4,042,472)
Decrease/(increase) in other current assets	3,133,891	(2,541,644)
Increase in restricted cash	(615,432)	(297,223)
Increase in other non-current assets	(23,834)	(194,854)
Increase in trade and notes payables	3,346,701	5,762,657
Increase in other payables and accrued liabilities	2,744,290	4,005,822
Increase in other non-current liabilities	712,929	3,543

Cash generated from operations (Note)	14,081,764	8,604,400

PRC corporate income taxes paid	(308,715)	(353,062)

Net cash generated from operating activities	13,773,049	8,251,338

Note:	The cash inflows from the derecognised notes receivable which are discounted to banks are included in the cash flows generated from operating activities.

37.	SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

The Company is controlled by Chinalco, the parent company and a state-owned enterprise established in the PRC. Chinalco itself is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 Related Party Disclosures government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include Chinalco and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("other state-owned enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company and Chinalco as well as their close family members.

For the purposes of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

In addition to the related party information and transactions disclosed elsewhere in the consolidated financial statements, the following is a summary of significant related party transactions entered in the ordinary course of business between the Group and its related parties during the year.

(a)	Significant related party transactions

		Group

	Notes	2014	2013

Sales of goods and services rendered:
Sales of materials and finished goods to:	(i)
Chinalco and its subsidiaries	(x)	7,040,457	8,844,205
Associates of Chinalco		170,338	102,723
Joint ventures of Chinalco		142	-
Joint ventures		48,903	52,318
Associates		2,146,870	1,400,098

		9,406,710	10,399,344

Provision of utility services to:	(ii)
Chinalco and its subsidiaries	(x)	390,046	390,368
Associates of Chinalco		17,750	18,233
Joint ventures		113	11,628
Associates		1,977	10,014

		409,886	430,243

Provision of product processing services to:
Chinalco and its subsidiaries	(vii)	3,169	1,357

Purchases of goods and services:
Purchases of engineering, construction
and supervisory services from:	(iii)
Chinalco and its subsidiaries	(x)	987,706	1,842,045
Associates of Chinalco		-	140

		987,706	1,842,185

Purchases of key and auxiliary materials,
equipment and finished goods from:	(iv)
Chinalco and its subsidiaries	(x)	3,009,894	3,799,542
Associates of Chinalco		386,609	254
Joint ventures		1,268,123	1,076,867
Associates		762,003	380,255

		5,426,629	5,256,918

Provision of social services and logistics services by:	(v)
Chinalco and its subsidiaries	(x)	312,626	243,865

Provision of utility services by:	(ii)
Chinalco and its subsidiaries	(x)	414,745	186,007
Joint ventures		-	27

		414,745	186,034

Provision of product processing services by
Chinalco and its subsidiaries	(vii)	76,075	64,377

Rental expenses for buildings and land use
rights charged by Chinalco and its subsidiaries	(vi) (x)	561,528	600,892

Other significant related party transactions:
Borrowing from a subsidiary of Chinalco	(viii)	1,429,000	1,000,000

Interest expense on a borrowing from
a subsidiary of Chinalco		38,772	40,922

Entrusted loan from a subsidiary of Chinalco		70,000	70,000

Entrusted loans and other borrowings to:
Joint ventures		764,000	726,235
An associate		-	26,106
Chinalco and its subsidiaries		-	393,000

		764,000	1,145,341

Interest income on entrusted loans
and other borrowings:
Joint ventures		60,459	69,462
An associate		88	2,518
Chinalco and its subsidiaries		2,027	34,923

		62,574	106,903

Disposal of the Aluminum Fabrication Segment
and transferred loan to Chinalco
and its subsidiaries	34/(xii)	-	10,614,600

Disposal of investments in a joint venture
and an associate to Chinalco	34	-	264,474

Disposal a subsidiary to a subsidiary of Chinalco	(ix)	-	12,953,368

Interest income from the unpaid disposal
proceeds from:
Chinalco and its subsidiaries		542,811	250,124

Disposal of assets under a sale and leaseback
contract to a subsidiary of Chinalco	7/(xiii)	300,000	-

Finance lease under a sale and leaseback
contract from a subsidiary of Chinalco	7/(xiii)	304,239	-

Provision of financial guarantees to:	(xi)
Joint ventures		345,760	381,800
An associate		23,710	-

		369,470	381,800

Financial guarantees provided by:
Subsidiaries of Chinalco	20(e)	138,000	20,000

Discounted notes receivables to
a subsidiary of Chinalco		118,757	1,278,907

During the years ended 31 December 2014 and 2013, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constituted a large portion of its sales of goods and purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at 31 December 2014 and 2013 and the relevant interest earned or paid during the year were transacted with banks and other financial institutions which are controlled by the PRC government.

All transactions with related parties are conducted at prices and terms mutually agreed by the parties involved, which are determined as follows:

(i)

Sales of materials and finished goods comprised sales of alumina, primary aluminium, copper and scrap materials. Transactions entered into are covered by general agreements on mutual provision of production supplies and ancillary services. The pricing policy is summarised below:

(1)	The price prescribed by the PRC government ("State-prescribed price") is adopted;

(2)	If there is no state-prescribed price, state-guidance price is adopted;

(3)	If there is neither state-prescribed price nor state-guidance price, then market price (being price charged to and from independent third parties) is adopted; and

(4)	If none of the above is available, then the adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs is adopted).

(ii)	Utility services, including electricity, gas, heat and water, are supplied at state-prescribed price.

(iii)

Engineering, project construction and supervisory services were provided for construction projects of the Company. The state-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(iv)	The pricing policy for purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement and coal) is the same as that set out in (i) above.

(v)

Social services and logistics services provided by Chinalco Group cover public security, fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens and offices, public transport and retirement management and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement. The pricing policy is the same as that set out in (i) above.

(vi)

Pursuant to the Land Use Rights Lease Agreements entered into between the Group and Chinalco Group, operating leases for industrial or commercial land are charged at market rent rate. The Group also entered into a building rental agreement with Chinalco Group and pays rent based on market rate for its lease of buildings owned by Chinalco.

(vii)	The pricing policy for product processing services is the same as that set out in (i) above.

(viii)

Chinalco Finance Company Limited ("Chinalco Finance") (), a wholly-owned subsidiary of Chinalco and a non-bank financial institution incorporated in the PRC, provide deposit services, credit services and miscellaneous financial services to the Group. The terms for the provision of financial services to the Group is no less favourable than those of the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group or those of the same type of financial services that may be provided to the Group by other financial institutions.

(ix)

On 18 October 2013, the Company and Chalco Hong Kong, its wholly-owned subsidiary, entered into the share purchase agreement with Chinalco and its wholly-owned subsidiary, Aluminum Corporation of China Overseas Holdings Limited ("Chinalco Overseas Holdings"). Chalco Hong Kong agreed to transfer 65% equity interest in Chalco Iron Holdings Limited ("Chalco Iron Ore") ("Equity Interest of Chalco Iron Ore") and its bank loans of approximately USD438.75 million as principal from China Development Bank to Chinalco Overseas Holdings.

(x)	The related party transactions in respect of these items above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(xi)	The Company provided guarantees to a joint venture, Xinyugou Coal for the bank loans of Xinyugou Coal.

(xii)

On 6 June 2013, the Company entered into an Alumina Assets Transfer Agreement with Guizhou Aluminum Plant (), a subsidiary of Chinalco, pursuant to which the Company transferred the alumina production line of Guizhou Branch of the Company (the "Alumina Production Line")to Guizhou Aluminum Plant (). Pursuant to the Alumina Assets Transfer Agreement, the consideration thereof was determined with reference to an independent valuation undertaken by a professional valuer recognised in the PRC of the net assets of Alumina Production Line as at 31 December 2012, adjusted to give effect to the changes in net assets value from the valuation date to the disposal date. The above transaction was completed on 27 June 2013. After giving adjustment to the change in the net assets value from the valuation date (31 December 2012) to the disposal date regarding the Alumina Production Line, the consideration for the disposal of the Alumina Production Line was finalised at RMB4,300.1 million.

(xiii)

As set out in note 7, in 2014, Baotou Aluminum, a wholly-owned subsidiary of the Company, sold machinery to Chinalco Finance, a wholly-owned subsidiary of Chinalco, at consideration of RMB300 million and leased back the machinery under a sale and leaseback contract. The machinery is recorded at the inception of the lease at the lower of the fair value of the machinery and the present value of the minimum lease payment, plus charges directly related to the lease, amounting to RMB304 million.

(xiv)	As set out in note 20(e), as at 31 December 2014, certain interest-bearing loans and borrowings were guaranteed by the Group's related parties.

(b)	Balances with related parties

Other than those disclosed elsewhere in the consolidated financial statements, the outstanding balances with related entities at the year end are as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Cash and cash equivalents
deposited with
A subsidiary of Chinalco (Note)	4,889,705	3,481,778	2,931,458	1,646,418

Trade and notes receivables
Subsidiaries of the Company	-	-	456,647	884,724
Chinalco and its subsidiaries	886,532	1,129,159	618,221	638,271
Associates of Chinalco	1,922	2,514	1,705	2,514
Associates	229	3,565	127	3,565
Joint ventures	8,213	1,005	238	5

	896,896	1,136,243	1,076,938	1,529,079

Less: provision for impairment
of receivables	(167,799)	(124,093)	(168,116)	(128,124)

	729,097	1,012,150	908,822	1,400,955

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Other current assets
Subsidiaries of the Company	-	-	2,587,732	2,930,459
Chinalco and its subsidiaries	4,841,266	9,745,762	3,347,325	4,237,587
Associates	90,977	116,138	-	4,214
Joint ventures	1,310,499	1,441,699	272,264	847,581

	6,242,742	11,303,599	6,207,321	8,019,841

Less: provision for impairment
of other current assets	(54,516)	(36,208)	(33,723)	(161,633)

	6,188,226	11,267,391	6,173,598	7,858,208

Other non-current assets
Subsidiaries of the Company	-	-	402,000	-
Chinalco and its subsidiaries	8,195,904	12,288,413	3,137,830	4,706,745
An associate	111,846	-	-	-

	8,307,750	12,288,413	3,539,830	4,706,745

Borrowings
Subsidiaries of Chinalco	1,402,639	740,000	-	-

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Trade and notes payables
Subsidiaries of the Company	-	-	540,689	1,223,519
Chinalco and its subsidiaries	429,809	285,343	239,328	87,406
Associates of Chinalco	4	538	-	-
Associates	15,520	136,760	-	2,115
Joint ventures	81,988	2,865	-	-

	527,321	425,506	780,017	1,313,040

Other payables and
accrued liabilities
Subsidiaries of the Company	-	-	1,865,793	1,208,717
Chinalco and its subsidiaries	1,426,842	1,688,186	587,169	786,686
Associates of Chinalco	880	66,681	565	351
Joint ventures	472	6,597	432	67,777
Associates	91,207	192,247	15,454	332

	1,519,401	1,953,711	2,469,413	2,063,863

Note:

On 26 August 2011, the Company entered into an agreement with Chinalco Finance effective from 26 August 2011 to 25 August 2012. Pursuant to the agreement, Chinalco Finance agreed to provide deposit services, credit services and other financial services to the Group. On 24 August 2012, the Company renewed the financial services agreement with Chinalco Finance with a validation term of three years ending August 2015.

As at 31 December 2014, included in long-term loans and borrowings and short-term loans and borrowings are borrowings payable to other state-owned enterprises amounting to RMB31,680 million (31 December 2013: RMB35,232 million) and RMB73,651 million (31 December 2013: RMB72,678 million).

The terms of all balances with the exception of the entrusted loans were unsecured and were in accordance with terms as set out in the respective agreements or as mutually agreed between the parties concerned.

(c)	Compensation of key management personnel

	2014	2013

Fees	622	689
Basic salaries, housing fund, other allowances and benefits in kind	4,062	5,424
Discretionary bonus	-	-
Pension cost	508	319

	5,192	6,432

For details of directors' and senior management's remuneration are included in note 31 to the financial statements.

(d)	Commitments with related parties

As at 31 December 2014 and 2013, except for the other capital commitments disclosed in note 40(c) to the financial statements, the Group and the Company had no significant commitments with other related parties.

38.	SENIOR PERPETUAL SECURITIES

On 22 October 2013, a subsidiary of the Company, Chalco Hong Kong Investment Company Limited (the "lssuer") issued USD350 million senior perpetual securities at an initial distribution rate of 6.625% ("2013 Senior Perpetual Securities"). The proceeds from issuance of 2013 Senior Perpetual Securities after the issuance costs is USD347 million (equivalent to RMB2,123 million). The proceeds will be on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.625% per annum on the 2013 Senior Perpetual Securities are paid semi-annually in arrears from 29 October 2013 and may be deferred at the discretion of the Group. The 2013 Senior Perpetual Securities have no fixed maturity and are callable only at the Group's option on or after 29 October 2018 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After 29 October 2018, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.312 per cent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent. per annum. While any coupon distribution payments are unpaid or deferred, the Group, subsidiary guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

On 10 April 2014, Chalco Hong Kong Investment Company Limited issued USD400 million senior perpetual securities at an initial distribution rate of 6.25% ("2014 Senior Perpetual Securities"). The proceeds from issuance of 2014 Senior Perpetual Securities after the issuance costs is USD398 million (equivalent to RMB2,462 million). The proceeds will be on-lent to the Company and any of its subsidiaries for general corporate use. Coupon payments of 6.25% per annum on the 2014 Senior Perpetual Securities are paid semi-annually on 29 April and 29 October in arrears from 17 April 2014 and may be deferred at the discretion of the Group. The first coupon payment date was 29 April 2014. The 2014 Senior Perpetual Securities have no fixed maturity and are callable only at the Group's option on or after 17 April 2017 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. After 17 April 2017, the coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread of 5.423 per cent, (b) the U. S. Treasury Rate, and (c) a margin of 5.00 per cent. per annum. While any coupon distribution payments are unpaid or deferred, the Group, subsidiary guarantors, and the issuer cannot declare or pay dividends or make distributions or similar discretionary payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank.

Pursuant to the terms of the 2013 Senior Perpetual Securities and the 2014 Senior Perpetual Securities, the Group has no contractual obligation to repay their principal or to pay any coupon distribution. The 2013 Senior Perpetual Securities and 2014 Senior Perpetual Securities do not meet the definition of financial liabilities according to IAS 32 Financial Instruments: Presentation, and are classified as equity and subsequent distribution declared will be treated as distribution to equity owners.

39.	CONTINGENT LIABILITIES

As at 31 December 2014 and 2013, the Group and the Company had no significant contingent liabilities.

40.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Contracted, but not provided for	12,624,047	4,877,004	1,431,003	1,406,317
Authorised, but not contracted for	34,358,304	41,508,287	14,821,916	16,296,274

	46,982,351	46,385,291	16,252,919	17,702,591

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at 31 December 2014 pursuant to non-cancellable lease agreements entered into by the Group and the Company are summarised as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Within one year	556,727	585,637	482,440	506,104
In the second to
fifth years, inclusive	2,310,421	2,173,516	1,929,761	1,871,856
After five years	16,276,818	16,947,072	13,413,225	14,318,459

	19,143,966	19,706,225	15,825,426	16,696,419

(c)	Other capital commitments

As at 31 December 2014, commitments to make capital contributions to the Group's joint ventures and associates and the Company's subsidiaries, joint ventures and associates were as follows:

	Group		Company

	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Subsidiaries	-	-	448,194	305,672
Associates	1,102,250	330,000	782,250	-
Joint ventures	74,800	197,005	-	-

	1,177,050	527,005	1,230,444	305,672

41.	EVENTS AFTER THE REPORTING PERIOD

(a)

On 5 January 2015, the proposal regarding the proposed transfer of all of the equity interest in Jiaozuo Wanfang held by the Company (the "Proposal") was approved at the 14th meeting of the fifth session of the board of directors of the Company. Pursuant to the Proposal, the Company's board of directors approved the transfer plan of unlimited circulation stock amounting to 207,451,915 held in Jiaozuo Wanfang (represents 17.246% of all of the share of Jiaozuo Wanfang, the "Proposed Share Transfer"), which was established in accordance with the provisions of relevant laws and regulations that will need to be subsequently approved by the general meeting of stockholders and State-owned Assets Supervision and Administration Commission ("SASAC") before implementation.

On 10 February 2015, as approved by SASAC, the Company proposed to transfer no more than 120,000,000 shares of Jiaozuo Wanfang held by the Company (representing approximately 9.98% of total share capital of Jiaozuo Wanfang as at 10 February 2015) by means of public invitation of transferees.

On 2 March 2015, the Company and Geo-Jade Petroleum Corporation Geo-Jade Petroleum ("Geo-Jade Petroleum") entered into a share transfer agreement (the "Agreement") in respect of the Proposed Share Transfer, pursuant to which, the Company agreed to transfer and Geo-Jade Petroleum agreed to acquire 100,000,000 shares of Jiaozuo Wanfang held by the Company, representing 8.3136% of the total ordinary shares of Jiaozuo Wanfang as at 2 March 2015, at a consideration of RMB1,003 million (the "Total Consideration") to be satisfied in two instalments by cash. Among which, 30% of the Total Consideration will be paid as the deposit within five working days from the date of signing the Agreement. Upon the approval on the Proposed Share Transfer by the SASAC, the aforesaid deposit will be regarded as the initial instalment, while the remaining part of the Total Consideration will be settled by Geo-Jade Petroleum. On 25 March 2015, the share transfer had been approved by the SASAC.

(b)	According to the resolution of the Board of Directors dated 25 March 2015, the directors did not propose any final dividend for the year ended 31 December 2014.

(c)

On 8 January 2015, the Company completed a private issuance of short-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of October 2015 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.10%.

On 22 January 2015, the Company completed a private issuance of medium-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of January 2018 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.20%.

On 26 January 2015, the Company completed a private issuance of medium-term bonds with a total face value of RMB3 billion at par value of RMB100.00 per unit with a maturity date of January 2018 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 6.00%.

On 20 March 2015, the Company completed a private issuance of short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit with a maturity date of December 2015 for working capital needs and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 5.08%.

(d)

On 24 August 2012, the proposal that not more than 1,450 million A shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors was approved at the 29th meeting of the 4th session of the Board of the Company. on 12 October 2012, the Company received the approval of the proposal from the SASAC. The proposal and its related matters were considered and approved at the 2nd Extraordinary General Meeting for 2012 on 12 October 2012, 2nd Class Meeting for Holders of A Shares for 2012 and 2nd Class Meeting for Holders of H Shares for 2012. On 7 December 2012, the Listing Committee of the China Securities Regulatory Commission ("CSRC") reviewed and unconditionally approved the application for the non-public issuance of A Shares of the Company. The Company received a reply from CSRC on the approval of our non-public offering of new shares no more than 1,450 million on 14 March 2013, being effective for 6 months upon the approval date. In July 2013, due to reasons of the sponsoring institution, the approval on the issuance of additional A Shares of the Company was temporarily retrieved by the CSRC and relevant solutions were subject to the CSRC's consideration and approval. On 4 January 2015, the Company has formally submitted the consultation regarding resuming CSRC's approval about non-public offering of A shares of the Company. Currently, CSRC is undergoing the related approval procedures. As the date of the report, the aforementioned proposed offering of shares has not been issued.

42.	Comparative amounts

Certain comparative amounts have been reclassified to conform with the current year's presentation.

43.	APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 25 March 2015.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary